Confidential draft as confidentially submitted to the U.S. Securities and Exchange Commission on August 5, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EMPRO GROUP INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	2844	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam

Selangor, Malaysia

+603 55231983

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[●]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Michael T. Campoli, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 212-421-4100	Ross Carmel, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 212-930-9700

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED AUGUST 5, 2024

[●] Ordinary Shares

EMPRO GROUP INC.

This is an initial public offering of our ordinary shares, par value $0.0001 (“Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price of our Ordinary Shares to be in the range of $[●] to $[●] per share.

We intend to reserve the symbol “EMPG” for purposes of listing our Ordinary Shares on the Nasdaq Capital Market and have applied to list our Ordinary Shares on the Nasdaq Capital Market. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying our Ordinary Shares.

Prof. Dr. Yeoh Chee Wei, our founder, Chief Executive Officer and Chairman of our Board of Directors, is expected to beneficially own approximately [●]% of our outstanding Ordinary Shares following the completion of this offering (or approximately [●]% if the underwriters exercise in full their option to purchase additional Ordinary Shares). As a result, following the completion of this offering, we will be a “controlled company” within the meaning of Nasdaq rules. As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors” as defined under the rules of Nasdaq; (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and (3) our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Following the completion of this offering, we intend to take advantage of the foregoing exemptions. Also, for as long as Prof. Yeoh beneficially owns a majority of the voting power of our outstanding Ordinary Shares, he will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. See the risk factors titled “We are controlled by Prof. Yeoh, whose interests in our business may be different than yours” and “We are a ‘controlled company’ within the meaning of the Nasdaq rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”, and the sections titled “Management—Controlled Company Exception” and “Principal Shareholders”, for further information.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 38 of this prospectus for more information.

		Per Share		Total Without Over-Allotment Option		Total With Over-Allotment Option
Initial public offering price	$		$		$
Underwriters’ discounts(1)	$		$		$
Proceeds to our company before expenses	$		$		$

(1)	Represents underwriting discounts equal to __% per Ordinary Share.

We have granted a 45-day option to the underwriters to purchase up to an aggregate of [●] additional Ordinary Shares solely to cover over-allotments, if any, at the per share price for this initial public offering. If the underwriters exercise the option in full, the total underwriting discounts will be $[●] and the additional proceeds to us, before expenses, from the exercise of the over-allotment option will be $[●].

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. The underwriters expect to deliver the Ordinary Shares against payment in U.S. dollars in New York, New York on or about [●], 2024.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [●], 2024

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About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“articles of association” refers to the amended and restated articles of association of the Company which will be adopted prior to the consummation of this offering;

●	“ASEAN” refers to the Association of Southeast Asian Nations, which includes Brunei Darussalam, Cambodia, Indonesia, Lao PDR, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam.

●	“Clear Days” has the meaning given to that term in the amended and restated articles of association of the Company which will be adopted prior to the consummation of this offering;

●	“EMP Solution” means EMP Solution Sdn. Bhd.

●	“Empro Group” means Empro Group Inc., a Cayman Islands exempted company with limited liability incorporated on November 22, 2023.

●	“memorandum and articles of association” refers to the amended and restated memorandum and articles of association of the Company which will be adopted prior to the consummation of this offering;

●	“MYR” are to the Malaysian ringgit, the legal currency of Malaysia;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“ODM” means original design manufacturer.

●	“OEM” means original equipment manufacturer.

●	“ordinary resolution” means a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of the Company and includes a unanimous written resolution;

●	“Ordinary Shares” are to ordinary shares of Empro Group, par value $0.0001 per share;

●	“Preferred Shares” are to preferred shares of Empro Group, par value $0.0001 per share;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“special resolution” means a resolution passed by at least two-thirds of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of the Company and includes a unanimous written resolution;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of Empro Group Inc. and its subsidiaries, as the case may be.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Empro Group is a Cayman Islands holding company. Our business will be conducted by our subsidiary, EMP Solution Sdn. Bhd. in Malaysia using MYR. Our financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our financial statements in U.S. dollars. These dollar references are based on the exchange rate of MYR to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Overview

Under the leadership of our founder, Prof. Dr. Yeoh Chee Wei, our company has steadily and successfully transcended its humble origins in the beauty industry during an operating history that spans nearly two decades.

Our business is operated through our wholly-owned Malaysian subsidiary, EMP Solution, which was formed and commenced operations in 2005. We have secured exclusive distributorships with original equipment manufacturers in Asia, which enable us to distribute and market our healthcare and beauty products throughout the ASEAN region and in Europe.

Currently, we have established a presence in Thailand, Singapore, Indonesia, and several European countries (Denmark, Norway, Sweden, Finland and Switzerland), where we market medical face masks. Our future plans include expanding our product offerings to include cosmetics and skincare in these regions.

Our flagship product offerings include our proprietary triangular eyebrow pencils, with the red edition standing as our signature beauty product. Our eyebrow pencil product offerings are being enhanced with the launch of our Premio brand, which is targeted towards live shopping experiences and offers a unique appeal to consumers, and our Mios brand, which caters to a younger demographic with its affordable pricing and vibrant, colorful design.

We take immense pride in our surgical face mask products, which we began to market in 2020 during the height of COVID-19 pandemic. Our masks feature patented Aerofit technology that effectively seals gaps beside the mask, thereby providing enhanced protection against airborne viruses.

We have also recently launched SpaceLift, a potent skincare solution infused with 12 key botanical ingredients that delivers an instant lifting effect to the skin.

Our beauty and healthcare products are readily available both online and in our physical stores. Our retail outlets – of which there are currently five – serve as hubs for customers to experience our product range firsthand.

In addition to our own retail outlets, we have established a robust distribution network through various channels. We distribute our products via business-to-business (B2B) channels, with significant volumes going to major retailers such as Watsons (the flagship health and beauty brand of AS Watson Group), a leading retailer in the ASEAN region with over 700 stores throughout Malaysia and, globally, operating 8,000 stores and more than 1,500 pharmacies in 15 Asian, European and Middle-East markets, and Sasa, one of the leading cosmetics retailing groups in Asia with over 60 locations throughout Malaysia as well as a robust online presence, with each of whom we have entered into definitive distribution agreements, as further described herein. Furthermore, our products are accessible to online shoppers through platforms maintained by Shopee and Lazada, as well as our own online platforms (empro.my), ensuring convenience and accessibility to a wide audience.

Our comprehensive approach to marketing and distribution is designed to ensure that our products are readily available to consumers across various touchpoints, whether they prefer the convenience of online shopping or the personalized experience of visiting our physical stores.

Our accomplishments reflect a commitment to providing safe, professional-grade products of uncompromising quality. We take pride in our ability to adapt and respond swiftly to dynamic market needs, positioning our company as a versatile and forward-thinking enterprise. Augmented by an effective business-to-business (B2B) distribution strategy and enduring partnerships, our success is further bolstered by a robust presence in both physical and digital retail spaces. Specifically, our products are currently sold in our five (5) retail locations in Malaysia and the retail locations of our distribution partners, such as Watsons (the flagship health and beauty brand of AS Watson Group), a leading retailer in the ASEAN region with over 700 stores throughout Malaysia and, globally, operating 8,000 stores and more than 1,500 pharmacies in 15 Asian, European and Middle-East markets, and Sasa, one of the leading cosmetics retailing groups in Asia with over 60 locations throughout Malaysia as well as a robust online presence, and our products are also available via our own online platforms, as well as platforms maintained by Watsons, Sasa, Shopee, Lazada and our other distribution partners. This comprehensive approach ensures broad market coverage and accessible customer reach. We believe that this multifaceted strategic synergy will remain pivotal in securing sustained success and a prominent industry position as we navigate into the future.

For the fiscal years ended December 31, 2023, 2022 and 2021, our total revenue was approximately $3.70 million, $10.82 million and $5.86 million, respectively, our revenue from our health care business segment was approximately $3.32 million, $10.55 million and $5.81 million, respectively, and our revenue from our cosmetics and skin care business segment was approximately $0.38 million, $0.27 million and $0.05 million, respectively. Also, for the fiscal year ended December 31, 2023, we experienced a net loss of approximately $0.32 million. The decrease in our total revenue for the fiscal year ended December 31, 2023 as compared to the fiscal year ended December 31, 2022 was due to a reduction in sales of medical masks, COVID-19 test kits and related products in 2023 as a result of decreased demand arising from a marked reduction in COVID-19 cases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Revenue from Health Care”.

Competitive Advantages

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	we boast a rich brand history spanning over 19 years, during which we have established ourselves as a trusted name in the beauty and healthcare industry;

●	we have a track record of consistently delivering safe, efficacious and innovative beauty and healthcare products;

●	we have received numerous accolades and awards for our outstanding contributions to the beauty and healthcare industry (See “Business – Competitive Advantages – Awards” on page 63 of this prospectus);

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●	our marketing strategy is adaptable, designed to evolve in response to local market dynamics;

●	there is an expanding market for our products;

●	our anticipated revenue diversification following the introduction of our new products in our beauty segment enhances our financial resilience;

●	we have developed strong relationships with partners, regulators and government agencies; and

●	we boast a robust and experienced management team comprised of dynamic professionals with diverse backgrounds, including our founder, Prof. Yeoh.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

●	expanding our product offerings and developing new products, such as the products to be offered under our new Premio and Mios brands and our new SpaceLift skincare product;

●	expanding into new markets and territories within ASEAN and Europe; and

●	investing in new technologies.

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We operate in a dynamic healthcare and beauty industry and have a limited operating history. Our historical results of operations and financial performance may not be indicative of future performance.

●	The healthcare industry and the beauty industry are highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

●	Our success is dependent on the continued popularity of our healthcare and beauty products and our ability to anticipate and respond to changes in the healthcare and beauty industry trends and consumer preferences and behavior in a timely manner.

●	Our total revenue, and the revenue generated by our healthcare business segment, decreased considerably during the 2023 fiscal year due to a marked reduction in COVID-19 cases. There can be no assurance that revenue from our healthcare business segment do not continue to decrease, or that revenue from our other business segments increase sufficiently to offset the adverse effects of a decrease in revenue from our health care business segment.

●	Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition, and results of operations.

●	Our business depends, in part, on the quality, effectiveness and safety of our healthcare and beauty products.

●	We may not be able to successfully implement our growth strategy.

●	We may be unable to manage our growth effectively or efficiently.

●	We may not be able to maintain profitability in the future.

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●	We rely on third-party e-commerce platforms to sell our products online, and if the services or operations of such platform are interrupted or if our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected.

●	The sale of counterfeit product may affect our reputation and profitability.

●	Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory.

●	Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, or other business partners.

●	The market for beauty products in Malaysia and Southeast Asia is continuously evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects.

●	Changes to the pricing of our healthcare and beauty products could adversely affect our results of operations.

●	We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial condition may be materially and adversely affected.

●	We rely on a limited number of ODM/OEM and packaging supply partners to produce our products. The loss of one or more of these ODM/OEM and packaging supply partners, business challenges at one or more of these ODM/OEM and packaging supply partners, or any failure on their part to produce products that are consistent with our standards or in accordance with contractual or regulatory requirements could harm our brand, cause consumer dissatisfaction, and result in material adverse impact on our business and results of operations.

●	We and our ODM/OEM and packaging supply partners are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and ingredients, any of which could disrupt our supply chain and have a material adverse impact on our results of operations.

●	Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

●	Complying with numerous health, safety and environmental regulations is both complex and costly.

●	We may be subject to export and import control laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.

●	Fluctuations in exchange rates in the MYR could adversely affect our business and the value of our securities.

●	Malaysia is experiencing inflationary pressures, which may prompt the government to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.

●	If inflation increases significantly in ASEAN countries, our business, results of operations, financial condition and prospects could be materially and adversely affected.

●	We rely on third-party service providers for logistics services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

●	Our delivery, return and exchange policies may adversely affect our results of operations.

●	Failure to maintain or renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

●	Expansion into international markets will expose us to significant risks.

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●	An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

●	We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends, and we are required to comply with applicable laws relating to privacy, personal information, data security and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

●	Complying with data protection laws, which are constantly evolving, can be costly and can attract negative publicity.

●	Any security and privacy breach may lead to leak and unauthorized disclosure of data and information we aggregate, which may hurt our brand image, our business and results of operations.

●	If our proprietary data analytics algorithms for consumer preference prediction and content recommendation are flawed or ineffective, our trend prediction and customer acquisition abilities could be harmed.

●	We are dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

●	If we fail to maintain and upgrade our information technology systems, it may have a material adverse effect on our business, financial condition and results of operations.

●	Compliance with Malaysia’s Personal Data Protection Act 2010, Personal Data Protection Order 2013, and any such existing or future data-privacy related laws, regulations, and governmental orders may entail significant expenses and could materially affect our business.

●	Real or perceived inaccuracies in our operating metrics may harm our reputation and negatively affect our business.

●	The payment methods that we accept subject us to third-party payment-related risks and other risks.

●	Our ability to enrich our content offerings could be substantially impaired if we fail to cooperate with third-party content providers or fail to attract or retain high quality in-house writers and editors.

●	If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

●	We may be subject to infringement claims of intellectual property rights or other rights of third parties, which may be expensive to defend and may disrupt our business and operations.

●	If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

●	Our employees or business partners or other parties with whom we maintain business relationships may engage in misconduct or other improper activities, which may disrupt our business, hurt our reputation and results of operations.

●	If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

●	Our acquisition activities and other strategic transactions may present managerial, integration, operational and financial risks, which may prevent us from realizing the full intended benefit of the acquisitions we undertake.

●	Our quarterly operating results may fluctuate due to seasonality and other factors, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

●	Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

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●	Any catastrophe, including natural catastrophes, health epidemics and other outbreaks and extraordinary events, could disrupt our business operation.

●	The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

●	We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

●	Our performance is dependent on the performance of the economy and consumer spending patterns in the countries in which we operate.

●	Our financial performance is subject to political, economic, social, regulatory and other developments in the countries in which we operate.

Risks Relating to this Offering and the Trading Market

●	There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

●	Techniques employed by short sellers may drive down the market price of our Ordinary Shares.

●	We currently do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of our Ordinary Shares for return on your investment.

●	Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

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●	If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

●	We will incur substantial increased costs as a result of being a public company.

●	If we fail to implement and maintain an effective system of internal controls, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

●	Our pre-IPO shareholders will be able to sell their shares after the completion of this offering subject to restrictions under Rule 144 under the Securities Act, which could impact the trading price of our Ordinary Shares.

●	Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

●	We are controlled by a single stockholder, whose interest in our business may be different than yours.

●	We are a “controlled company” within the meaning of The Nasdaq Capital Market or, Nasdaq, rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

●	We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

Corporate Information

Our principal executive offices are located at 21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam, Selangor, Malaysia, and our phone number is +603 55231983. Our registered office in the Cayman Islands is located at the offices of c/o Ogier Global (Cayman) Limited, whose physical and postal address is 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009, and the phone number of our registered office is 345-949-9876. We maintain a corporate website at https://www.empro.my. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is [●].

Corporate Structure

We are a Cayman Islands exempted company with limited liability incorporated on November 22, 2023. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and our affairs are governed by our memorandum and articles of association and the Companies Act (Revised) of the Cayman Islands (as the same may be amended from time to time, the “Cayman Companies Act”).

As of the date of this prospectus, all of the outstanding equity interests of EMP Solution are owned by Empro Group, with the outstanding Ordinary Shares of Empro Group being held by Prof. Yeoh ([●] Ordinary Shares) and [●] ([●]) Ordinary Shares. Upon completion of this offering based on a proposed number of [●] Ordinary Shares being offered, assuming no exercise of the underwriters’ over-allotment option, all of the outstanding equity interests of EMP Solution will be owned by Empro Group, with the outstanding Ordinary Shares of Empro Group being held by the following: Prof. Yeoh ([●]) Ordinary Shares, [●] ([●]) Ordinary Shares, and the public stockholders of Empro Group who purchase Ordinary Shares in this offering ([●] Ordinary Shares). For more details on our corporate history, please refer to “Corporate History and Structure.”

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Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

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●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq listing rules provide that a foreign private Issuer may follow the practices of its home country, which for us is the Cayman Islands, rather than the Nasdaq rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Although we do not currently intend to take advantage of these exceptions to the Nasdaq corporate governance rules, we may in the future take advantage of one or more of these exemptions. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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THE OFFERING

Securities offered by us	[●] Ordinary Shares

Over-allotment option	We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of [●] additional Ordinary Shares at the initial public offering price, less underwriting discounts.

Price per Ordinary Share	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per Ordinary Share.

Ordinary Shares outstanding prior to completion of this offering	[●] Ordinary Shares See “Description of Share Capital” for more information.

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares assuming no exercise of the underwriters’ over-allotment option [●] Ordinary Shares assuming full exercise of the underwriters’ over-allotment option

Listing	We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market.

Proposed Ticker symbol	“EMPG”

Transfer Agent	Continental Stock Transfer & Trust Company.

Use of proceeds	We intend to use the proceeds from this offering for working capital, market penetration and development, operating expenses and transaction expenses. See “Use of Proceeds” on page 40 for more information.

Lock-up	All of our directors and executive officers and any other holders of five percent (5%) or more of our Ordinary Shares on an as-converted basis have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the closing of this offering; provided, that the foregoing restrictions shall only apply for a period of ninety (90) days from the closing of this offering with respect to 50% of the securities beneficially owned by each such person on the date of the closing of this offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 12 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

Controlled company	Prof. Dr. Yeoh Chee Wei, our founder, Chief Executive Officer and Chairman of our Board of Directors, is expected to beneficially own approximately [●]% of our outstanding Ordinary Shares following the completion of this offering (or approximately [●]% if the underwriters exercise in full their option to purchase additional Ordinary Shares). As a result, following the completion of this offering, we will be a “controlled company” within the meaning of Nasdaq rules. As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors” as defined under the rules of Nasdaq; (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and (3) our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Following the completion of this offering, we intend to take advantage of the foregoing exemptions. Further, for as long as Prof. Yeoh beneficially owns a majority of the voting power of our outstanding Ordinary Shares, he will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. See “Management—Controlled Company Exception.”

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RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to our Business and Industry

We operate in the dynamic healthcare and beauty industry and have an evolving operating history. Our historical results of operations and financial performance may not be indicative of future performance.

EMP Solution started operations in 2005. As a company with an evolving operating history and business strategy, our historical growth may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue, whether in one or both of our business segments, or with respect to our business as a whole, could decline or grow more slowly than we expect. We may also incur significant losses in the future for a number of reasons, including the materialization of the following risks and other risks described in our prospectus, as well as unforeseen difficulties, complications, delays, and other unknown factors:

(a)	We may be unsuccessful in predicting and capturing healthcare and beauty industry trends and consumer preferences;

(b)	We may be unable to introduce new healthcare and beauty products that appeal to consumers;

(c)	We may be unsuccessful in protecting or enhancing the recognition and reputation of our healthcare and beauty brands;

(d)	We may be unsuccessful in competing for market share with our existing or new competitors;

(e)	The ability of our third-party suppliers, manufacturers, and logistics providers to produce and deliver our healthcare and beauty products in a timely manner and in accordance with ever-changing customer expectations could be disrupted;

(f)	We may fail to adjust our sales and marketing strategies fast enough to keep up with consumers’ behavioral changes in using the internet and mobile devices;

(g)	We may not be able to maintain and improve our customer experience;

(h)	We may experience service interruptions, data corruption, cyber-based attacks, or network security breaches, which may result in the disruption of our operating systems or the loss of confidential information of our consumers;

(i)	We may be unable to retain key members of our senior management team or attract and retain other qualified personnel; and

(j)	We may fail to successfully implement our new business initiatives, especially expansion into new offerings or new business lines in which we have limited or no prior experience.

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There is no certainty in our ability to successfully navigate the various risks and challenges that may arise in the future. Such events have the potential to significantly and negatively impact our business, operational results, and financial health. These risks could lead to a decrease in our customer base. They might also result in a decline in our net sales growth, adversely influencing our profit margins. If we are unable to maintain our growth in net sales or enhance our profit margins, it could seriously affect our business, financial status, and operational outcomes. Therefore, it is essential to understand that any growth in net sales that we may have experienced in the past does not necessarily predict similar results in the future.

The healthcare and beauty industry are highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

In the fiercely competitive healthcare and beauty industry, we confront substantial rivalry from both national and international entities, including large multinational consumer product companies that boast diverse portfolios in healthcare and beauty brands. This competition landscape is influenced by a spectrum of factors such as product launches, pricing strategies, product quality, brand recognition, innovation, and robust marketing campaigns. Many of our competitors wield substantial financial, technical, and marketing resources, coupled with extensive operational histories, and broader customer bases, enabling them to swiftly adapt to market change. Despite our distinctive business model, both established and emerging industry players may alter their strategies to directly challenge our market foothold. They might tailor their approaches, targeting younger demographics or employing aggressive pricing strategies.

Given their wide-reaching networks and strong brand presence, securing the loyalty of our existing customer base is not guaranteed. In response to competitive pressures, competitors might engage in price competition, prompting potential price reductions that could impact our profit margins. The unpredictability surrounding competitors’ actions, the advent of new market entrants, and technological advancements coupled with their effective marketing strategies pose challenges that can impede our growth trajectory. Sustaining our competitiveness requires leveraging our brand strength, proactive identification and response to healthcare and beauty industry trends, robust marketing initiatives, innovation strategies, a diverse array of product offerings, and optimized operations efficiency, including supply chain management. Expansion into emerging markets remains integral to fortifying our market position. Failing to uphold our competitive edge could potentially lead to significant ramifications for our market standing, operational performance, and financial resilience.

Our success is dependent on the continued popularity of our healthcare and beauty products and our ability to anticipate and respond to changes in the healthcare and beauty industry trends and consumer preferences and behavior in a timely manner.

The ongoing success of our business hinges on our ability to consistently offer high-quality healthcare and beauty products aligned with ever-evolving industry and consumer trends. The dynamic nature of this sector, heavily influenced by fashion trends and shifting consumer behaviors amplified by rapid social and digital media growth, necessitates continuous innovation and agile responses. Beyond product innovation, our success is contingent upon our ability to leverage technological advancements, embracing digital transformations that personalize customer engagement and harness data for strategic marketing initiatives.

Our continued success relies on our products’ ability to resonate with a diverse consumer base characterized by constantly shifting preferences and behaviors. While we have adeptly anticipated and addressed these changes in the past, and we believe we are currently doing so with the launches of our Premio and Mios brands and our SpaceLift skincare product, we cannot assure consistent foresight, especially as we expand our customer reach and product range. Failing to adeptly adapt to these changes could impact product acceptance, growth opportunities, competitive strategies, and inventory management, potentially harming our brand image and customer loyalty, ultimately affecting our business and prospects negatively.

Our total revenue, and the revenue generated by our healthcare business segment, decreased considerably during the 2023 fiscal year due to a marked reduction in COVID-19 cases. There can be no assurance that revenue from our healthcare business segment do not continue to decrease, or that revenue from our other business segments increase sufficiently to offset the adverse effects of a decrease in revenue from our health care business segment.

Our total revenue decreased by $7,124,856, or 192.73%, to $3,696,723 for the fiscal year ended December 31, 2023. The decrease in our revenue for the fiscal year 2023 was primarily due to a reduction in revenue from our health care business segment, which revenue decreased by $7,232,335, or approximately 218.05%, from $10,549,135 in the fiscal year ended December 31, 2022 to $3,316,800 in the fiscal year ended December 31, 2023. The decrease in revenue from our health care business segment was due to reduction in sales of medical masks, COVID-19 test kits and related products in 2023 as opposed to 2022. Throughout 2023, the marked reduction in COVID-19 cases led to a substantial drop in demand, resulting in quantities sold falling from over 3.07 million units in 2022 to just over 0.85 million units in 2023. The reduction in sales volume has profoundly impacted our overall revenue for the year. As public health measures relaxed and the need for healthcare products, such as face masks and test kits, diminished, our health care business segment saw a corresponding decline in revenue. This trend reflects the broader recovery from the pandemic and the resultant shifts in consumer behavior and market demand. This trend also aligns with our company’s strategic direction to focus more effort on the cosmetic and skincare segment, where we anticipate growth and increased revenue opportunities, including the launch of new products such as our new SpaceLift skincare product and eyebrow pencils marketed under the Premio and Mios brands. To the extent that revenue from our health care business segment continues to decrease, and revenue from our cosmetic and skincare business segments do not increase by a sufficient amount to offset such decrease, our business, financial condition and results of operations would be materially adversely affected.

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Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition, and results of operations.

The rapidly changing fashion, healthcare, and beauty trends, along with shifting consumer preferences, have forced us to adapt by continuously developing, producing, and marketing new products. We also focus on enhancing our brand recognition and shortening our product development and supply chain cycles. Our ongoing success relies on our ability to efficiently respond to healthcare and beauty industry trends, consumer preferences, and attitudes. Failing to consistently develop appealing new products could negatively impact our net revenues and margins.

While we have an established process for developing and validating new product concepts, launching new products, including our new Premio and Mios brands and our new SpaceLift skincare product, always carries risks. These risks include potential lower-than-expected acceptance among customers, issues related to pricing, or challenges in our marketing strategies. Introducing products to new customer groups, as we are seeking to do with Premio and Mios, can be less successful due to limited insights into their preferences, trends, and behaviors. Delays or difficulties with suppliers or manufacturers can also limit our ability to launch new products. Additionally, the introduction of new products may impact the sales of existing ones and place a strain on our resources. Inventory management and delivery quality can affect the sales of new products, and we may encounter shortages or delivery issues. Any of these challenges could hinder our ability to achieve our sales goals, impacting our business and financial condition negatively.

As part of our ongoing strategy, we plan to introduce new products in our existing categories and expand into new ones where we may have limited experience. The success of these product launches in new categories, including our new Premio and Mios brands and our new SpaceLift skincare product, could be affected by our limited experience introducing products in new categories, competition, or other risks described in this prospectus. Expanding into new product categories may also bring operational and financial constraints, potentially hindering our success. Failing to introduce successful products in both traditional and adjacent categories could significantly impact our business, financial condition, and results.

Our business depends, in part, on the quality, effectiveness and safety of our healthcare and beauty products.

A decline in consumer confidence in the ingredients used in our healthcare and beauty products, whether related to concerns about contamination, safety, quality, or the inclusion of prohibited or restricted substances, could result in reputational damage to our brands and lead consumers to choose alternative products. Allegations of safety issues or contamination, even if unfounded, may necessitate significant resource allocation for response efforts and could occasionally lead to product recalls in markets where the affected products were distributed. These incidents or recalls have the potential to adversely affect our profitability and brand reputation.

If our products are considered defective, unsafe, or fall short of meeting consumer expectations, it could damage our consumer relationships, reduce the appeal of our brand, and require recalls or regulatory actions. Additionally, concerns about safety or quality in competing products might lead to a decrease in consumer demand for our offerings. Any of these situations could have a significant adverse impact on our business, financial condition, and operational results.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability, and cash flow depend on our ability to successfully implement our business strategy of expanding sales, establishing new markets and expanding our product portfolio through the introduction of our new SpaceLift skincare product and the introduction of products under our Premio and Mios brands. This, in turn, relies on various factors, including our capacity to:

(a)	Maintain and develop a strong portfolio of brands and related products;

(b)	Expand our presence in targeted markets within the ASEAN region and beyond by attracting new consumers while retaining and further engaging existing customers;

(c)	Identify industry trends, develop and launch new products (such as our new SpaceLift skincare product and eyebrow pencils marketed under the Premio and Mios brands), and expand into relevant adjacencies in response to these trends;

(d)	Integrate the offline and online shopping experience to provide a seamless omni-channel environment for our customers, whether through our own retail locations and online platforms or through those of our partners;

(e)	Utilize innovation to drive sales, enhance technological and operational efficiencies, and improve profit margins;

(f)	Enhance our technology and data capabilities, particularly in AI and big data analytics, to better predict and respond to customer preferences, trends, and behaviors;

(g)	Effectively manage the quality and efficiency of our ODM/OEM and packaging supply partners, as well as the performance of logistics and other third-party service providers;

(h)	Broaden and diversify our online and offline distribution channels;

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(i)	Pursue strategic investments and collaborations to complement our existing capabilities, expand our brand portfolio (such as through our new Premio and Mios brands), and extend our geographic reach within the ASEAN region and beyond, including through our expanded presence at trade shows and industry events; and

(j)	Leverage our high-performance team culture to drive margins.

There is no guarantee that we can successfully achieve all of these initiatives in the expected manner or within the anticipated time frame. Furthermore, achieving these objectives will necessitate investments that may result in short-term costs without immediate net sales, potentially diluting our earnings. We cannot provide assurance that we will fully realize the expected benefits of our strategy, and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to manage our growth effectively or efficiently.

Managing our growth requires significant attention from our management team and allocation of financial, supply chain, distribution and other resources. To manage growth effectively, we must continue to enhance our operational, financial and management systems, including our inventory control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and train and manage our employee base. We may not be able to achieve enhancements in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition, and results of operations.

We may not be able to achieve or maintain profitability in the future.

During the fiscal years ended December 31, 2023 and 2022, we achieved net (loss)/profit of USD $(0.32) million and USD $1.17 million, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the development and expansion of our business, including:

(a)	investments in our product development team and research and development team and in the development of new healthcare and beauty products;

(b)	investments in sales and marketing, enlarging our customer base and promoting market awareness of our brands and products;

(c)	investments in expansion or maintenance of our online and offline distribution channels in a measured manner, including the potential buildout of our offline experience store footprint;

(d)	investment in enhancing data and information technology and improving operating efficiency, including improving the efficiency in supply chain management and inventory control; and

(e)	incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company.

As a result of these significant expenses, we must generate sufficient revenue to achieve and maintain profitability in future periods. There are several factors that could affect our ability to do so, including the potential lack of demand for our products, increased competition, a challenging macro-economic environment, as well as other risks discussed elsewhere in this prospectus. If we are unable to sustain or increase profitability, it could have adverse effects on our business and results of operations.

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We rely on third-party e-commerce platforms to sell our products online. If such platform’s services or operations are interrupted or if our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected.

Currently, we rely on third-party e-commerce platforms such as Shopee and Lazada, as well as the e-commerce platforms maintained by our distribution partners, such as Watsons and Sasa, among others, for online sales of our products and derive approximately [●]% of our overall sales revenue through and from such platforms. If such platform’s services or operations are interrupted, if such platforms fail to provide satisfactory customer experience and fail to attract new and retain existing users, if our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or if we fail to incentivize such platforms to drive traffic to our retail stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all. In addition, any negative publicity about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less customer traffic to our retail stores or fewer sales of our products, which may negatively impact our business and results of operations.

The sale of counterfeit product may affect our reputation and profitability.

As of the date of this prospectus, to our knowledge, none of our products have been subject to counterfeiting. However, the potential sale of counterfeit products, which applies generally to all of the healthcare and beauty products that we offer, poses a risk to our reputation and profitability. Counterfeit items, often available in traditional markets at significantly reduced prices compared to genuine products, lack the necessary approvals and may contain harmful or substandard substances, posing risks to consumers’ health and appearance. Counterfeiting may occur due to consumers’ price sensitivity and challenges faced by enforcement agencies in regulating the retail market. We cannot guarantee that our products will not be subject to counterfeiting in the future, including unauthorized replication of our designs, trademarks, or labeling by third parties. Should any counterfeiting occur in the future, the presence of counterfeit goods may detrimentally impact our brand’s perceived value and image, erode consumer confidence, and consequently, negatively impact our business.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory.

Our business relies on efficient inventory management. We use forecasts to gauge product demand and popularity, which guides our inventory decisions. However, demand can change between ordering inventory and selling it due to factors like seasonality, new product launches, pricing changes, and consumer preferences. Accurately predicting demand and setting appropriate inventory levels can be challenging.

We usually cannot return unsold products to our suppliers. Poor inventory management or unfavorable negotiations with manufacturers and suppliers increase our risks. These risks include potential inventory obsolescence, decreasing inventory values, and significant write-downs if we overestimate demand. On the other hand, underestimating demand can lead to higher costs and production delays, as well as lost sales.

Failing to meet consumer demand or experiencing delivery delays can harm our reputation and customer relationships. We may also have to lower prices to reduce excess inventory or accept higher costs from suppliers, impacting our profit margins. Any of these situations could significantly impact our business, financial health, and operations.

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Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, or other business partners.

We believe that keeping and improving the reputation of our brands is crucial for our business success. Our financial success heavily relies on how consumers view our brands. Being well-recognized is key to attracting consumers. In the competitive beauty market, keeping and boosting our brand’s image helps us stay competitive. As a smaller company with a limited array of products, we might not be as well-known as larger healthcare and beauty brands, so it’s vital for us to work on making our brand more recognized and reputable for our growth.

Our ability to maintain and improve our brand is influenced by many factors, including our ability to provide good consumer experiences. This depends on offering innovative and competitively priced products that consumers want. It’s also important for us and our partners to follow ethical and social standards, such as avoiding animal testing and adhering to rules about product quality, safety, labor, and environmental protection. Offering high-quality products, fulfilling orders well, and giving excellent customer service are crucial. If we fail in these areas, it could harm our customer experience, reputation, and our ability to attract and keep customers. If our marketing strategies or new products do not improve our brand image or attract consumers, it could hurt our business.

Over the past three years, we have put a lot of effort and money into promoting our brands through advertising and promotions. However, we cannot be sure that these efforts will always be successful or cost-effective, which could affect our financial results.

If we cannot maintain our reputation, make our brand more recognized, or increase positive awareness of our products, it might be hard to keep and grow our customer base. This could negatively impact our business and financial situation.

Also, if our third-party manufacturers or suppliers do not follow ethical, social, product, labor, and environmental standards, or if they engage in controversial actions like animal testing, it could harm our reputation. This might lead to decreased sales and consumer boycotts. Negative feedback or publicity about us, our products, our management, or our partners could also hurt our brand and business, making our brand less appealing to consumers.

Any harm to our reputation, our partners’ reputation, or loss of consumer trust could significantly affect our business performance and financial health. We might also need extra resources to rebuild our brand and reputation.

The market for beauty products in Malaysia and Southeast Asia is continuously evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects.

Our business and its future potential are closely tied to the ongoing development and expansion of the beauty product market in Malaysia and Southeast Asia and, with respect to our new SpaceLift skincare product, Hong Kong. This market’s growth is influenced by a range of factors and uncertainties that are outside our control. These include the overall macroeconomic environment, changes in per capita spending, the level of consumer interest in beauty products, the frequency with which consumers make purchases, the demand from consumers in less developed cities, regulatory shifts, technological advancements, cultural influences, and changes in consumer tastes and preferences.

It’s not certain that the beauty product market will continue to expand at the rapid rate it has in the past, or that it will develop in a manner similar to other markets, or even continue to grow at all. If the beauty product market in Malaysia and Southeast Asia doesn’t grow as quickly as anticipated, or if it doesn’t grow, or if we are unable to capitalize on this growth through effective business strategies, our business and future prospects could be adversely affected.

Changes to the pricing of our healthcare and beauty products could adversely affect our results of operations.

We aim to offer consumers affordable, high-quality healthcare and beauty products. The price of our products depends on various factors such as the cost of ingredients, development costs, expected sales, manufacturing costs, and logistics costs. With our understanding of customer preferences and data analytics, we can set competitive prices. However, we cannot always be sure our pricing will be competitive. If our prices are too low, our profits might decrease. If our prices are too high, we might not sell as much as we expect, affecting our revenue.

We may need to lower prices, especially during big sales events and product launches, to increase brand awareness and sales. We might also reduce prices as products get older to keep them attractive to consumers. If we overestimate demand, we might have to cut prices to sell extra stock. These price cuts might not always lead to higher sales and could affect the demand for our newer or more expensive products, hurting our revenue.

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Also, although the terms of our agreements with our distribution partners contain terms that seek to mitigate this risk, it is possible that some of our distribution partners might buy meaningful quantities of our products at discounted prices and resell them, which could disrupt our pricing and market.

We have incurred, and expect to continue to incur, significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial condition may be materially and adversely affected.

We have allocated substantial financial and other resources to sales and marketing efforts. This includes growing our marketing and sales teams and investing in advertising. We plan to continue investing in boosting our brand awareness and attracting new customers. For the fiscal years ending December 31, 2023 and 2022, our selling and marketing expenses were $277,283 and $128,583, representing approximately 7.5% and 1.2% of our total net revenues, respectively. However, our marketing and branding activities might not always be well-received, successful, or cost-effective, potentially leading to significantly higher marketing expenses in the future.

Moreover, we may face challenges in maintaining our current marketing and branding activities or in identifying and adopting new marketing trends, channels, and approaches that resonate with the lifestyle of our target customers. Adapting quickly enough to changes in consumer behavior, especially regarding the use of the internet and mobile devices, could also pose a challenge. If we fail to refine our existing marketing strategies or introduce new effective marketing strategies cost-effectively, it could negatively impact our business, operational results, and financial condition. Additionally, failing to comply with relevant laws and regulations could restrict, inhibit, or delay our ability to sell products.

We rely on a limited number of ODM/OEM and packaging supply partners to produce our products. The loss of one or more of these ODM/OEM and packaging supply partners, business challenges at one or more of these ODM/OEM and packaging supply partners, or any failure on their part to produce products that are consistent with our standards or in accordance with contractual or regulatory requirements could harm our brand, cause consumer dissatisfaction, and result in material adverse impact on our business and results of operations.

We primarily depend on a limited number of ODM/OEM and packaging supply partners in Malaysia for producing most of our products. Specifically, with respect to our medical face masks, we depend on Jingga Anggun Sdn Bhd, and with respect to our beauty products, including our eyebrow pencils and our SpaceLift skincare product, we depend on Mosfac Sdn Bhd.

Relying on a limited number of suppliers for each product exposes us to risks. We may not have alternative suppliers if issues arise with our key partners. Our contracts with these suppliers are usually framework agreements, and we place orders as manufacturing needs arise. We could face several operational issues with our suppliers, such as reduced production capacity due to high demand, failure to meet product specifications or quality standards, delays in delivery, increased manufacturing costs, or longer lead times. Our suppliers might also face disruptions like equipment breakdowns, labor issues, natural disasters, material shortages, or regulatory violations.

We cannot guarantee passing on any cost increases to our customers. If a supplier faces interruptions, finding alternative sources or increasing capacity elsewhere could be costly and time-consuming. It is possible that our suppliers might prioritize other clients, including our competitors, during shortages. Disputes with suppliers could lead to legal costs and distract our management, potentially causing supply issues.

Renewing contracts with existing suppliers or finding new ones capable of producing our current and future products might not always be possible. Our competitors could secure exclusive agreements with our suppliers, limiting our access to manufacturing capacity. Identifying suitable new suppliers is a thorough process, requiring satisfaction with their quality control, capabilities, service, financial stability, and compliance with regulations and labor practices.

A loss of a major manufacturer or a major change in our relationship with any supplier could negatively affect our business, financial condition, and operational results. If suppliers fail to meet their obligations in terms of quantity, quality, or timely supply, it could materially impact our business and operations. Additionally, as we collaborate with these manufacturers to formulate some products, any deviation from their agreements, such as leaking or plagiarizing our product formulas, could harm our business prospects. If they breach confidentiality agreements with others while developing formulas for us, it could also negatively affect us.

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We and our ODM/OEM and packaging supply partners are susceptible to supply shortages and interruptions, long lead times, and price fluctuations for raw materials and ingredients, any of which could disrupt our supply chain and have a material adverse impact on our results of operations.

Our product range includes various categories and lines, requiring a timely and adequate supply of different raw materials, components, and ingredients. We source some of these from third-party suppliers through our ODM/OEM and packaging supply partners, often relying on a limited number of suppliers, sometimes just one, or specific foreign suppliers. This reliance exposes us to risks such as supply shortages, long lead times, cost increases, quality issues, unfavorable international trade policies, increased tariffs, and currency exchange fluctuations. These factors could materially and adversely affect the value of investments and our operational results.

Additionally, some suppliers may have stronger relationships with our competitors and the supply partners they use. We cannot guarantee these suppliers will continue their relationships with us or our partners, especially during supply shortages, and they might prioritize our competitors’ orders.

If we face a shortage or interruption in the supply of components, ingredients, or raw materials, finding alternative sources can be challenging, time-consuming, and expensive. We and our partners might not be able to find replacements on acceptable terms, if at all. This could lead to delays in product deliveries, increased costs, and difficulties in fulfilling customer orders promptly. Consequently, this could delay our product shipments, negatively impact customer experiences, harm our reputation, and adversely affect our operational results.

Furthermore, the market prices for some raw materials, components, and ingredients are volatile. Significant price increases could impact on us if we are unable to pass these costs onto our customers, potentially adversely affecting our financial condition and operational results.

Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and standards or our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

Our healthcare, skincare and cosmetics products and their manufacturing, distribution, packaging, importation, and exportation must adhere to complex product safety laws, regulations, and standards. We have a team dedicated to product quality inspection and working with testing centers to ensure the safety of our products. We also consult with legal counsel to stay updated on relevant laws and regulations. However, since these laws and regulations are constantly evolving, we cannot be certain that our operations will always be considered compliant.

For example, our medical face masks are regulated by, and have been registered with, the Medical Device Authority of Malaysia (“MDA”) and have obtained Good Distribution Practice for Medical Devices (“GDPMD”). All medical devices in Malaysia, including face masks, fall under the purview of the MDA. Established under the Medical Device Authority Act 2012 (Act 738), MDA operates as a statutory body under the Ministry of Health of Malaysia, with a mandate to oversee and regulate the medical device industry, thereby ensuring compliance with the Medical Device Act 2012 (Act 737) and associated regulations. Compliance with MDA regulations represents a fundamental requirement for any medical device seeking authorization for market distribution in Malaysia, including our medical face masks. GDPMD, which is a set of guidelines established by the Medical Device Authority of Malaysia for the distribution of medical devices within the country, addresses requirements in the medical device supply chain, which include product sourcing and procurement; transportation and delivery; storage; installation; commissioning; service and maintenance; calibration; after-sales service; tracking; and documentation and record-keeping practices. In addition, our skincare and cosmetics products are regulated under, and have been registered with, the National Pharmaceutical Regulatory Agency (NPRA), a division of the Ministry of Health of Malaysia. Registration with NPRA is required in order to market our skincare and cosmetics products, including our triangular eyebrow pencils and our new SpaceLift skincare product. See “Regulations – Regulations Relating to our Products” below.

We outsource our product manufacturing to third-party ODM/OEM and packaging suppliers, in particular Jingga Anggun and Mosfac, relying on them to procure raw materials. This means we do not have full control over the procurement and manufacturing process and cannot guarantee that all raw materials used meet our standards or that there will not be any safety issues. We require our partners to provide safety reports and comply with regulations, but we cannot be sure these measures will prevent all defects or safety issues.

As we increase our sales, our exposure to product liability risks grows. Even if a product is generally safe, it could cause adverse reactions in people with certain health conditions, allergies, or those on prescription medications. While we provide instructions and warnings, unknown adverse reactions could still occur. If we find that our products cause adverse reactions, face administrative sanctions, or need to recall products due to contamination or safety issues, it could lead to government investigations, penalties, lawsuits, and adverse publicity. This could also result in significant costs and have a material adverse effect on our business, financial condition, and operational results.

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Complying with numerous health, safety and environmental regulations is both complex and costly.

Our business is subject to numerous health, safety, and environmental requirements in Malaysia. Such laws and regulations govern, among other matters, air emissions, wastewater discharges, solid and hazardous waste management and the use, composition, handling, distribution, and transportation of hazardous materials. Many such laws and regulations are becoming increasingly stringent (and may impose strict liability) and the cost of compliance with these requirements can be expected to increase over time. Although we believe that our operations comply with applicable regulations, any failure to comply with these laws and regulations could result in us incurring costs and /or liabilities, including as a result of regulatory enforcement, personal injury, property damage and claims and litigation resulting from such events, which could adversely affect our results of operations and financial condition.

We may be subject to export and import control laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.

We and our products may be subject to import and export controls and trade and economic sanctions regulations, which prohibit the shipment or provision of certain products and solutions to certain countries, governments and persons. We are also subject to laws and regulations governing our operations, including regulations administered by the government of Malaysia, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations. While we have mechanisms to identify high-risk individuals and entities before contracting with them, an instance of non-compliance with all such applicable laws could result in our being subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses. Likewise, any investigation of any potential violations of such laws could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Fluctuations in exchange rates in the MYR could adversely affect our business and the value of our securities.

The value of the MYR against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Malaysia’s political and economic conditions. The value of our Ordinary Shares will be indirectly affected by the foreign exchange rate between U.S. dollars and MYR and between those currencies and other currencies in which our revenue may be denominated. Appreciation or depreciation in the value of the MYR relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As we rely to a large extent on revenues earned in Malaysia, any significant revaluation of MYR may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into MYR for our operations, appreciation of the MYR against the U.S. dollar could cause the MYR equivalent of U.S. dollars to be reduced and therefore could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our MYR into U.S. dollars for the purpose of making dividend payments on our Ordinary Shares or for other business purposes and the U.S. dollar appreciates against the MYR, the U.S. dollar equivalent of the MYR we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a change to our operations and a reduction in the value of these assets.

Malaysia is experiencing inflationary pressures, which may prompt the government to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.

While we believe that the Malaysian economy has experienced rapid growth over the last two decades, it has also experienced inflationary pressures. As governments take steps to address inflationary pressures, there may be significant changes in the availability of bank credit, interest rates, limitations on loans, restrictions on currency conversions and foreign investment. There also may be imposition of price controls. If our revenues rise at a rate that is insufficient to compensate for the rise in our costs, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth, which may harm our business, financial condition and results of operations.

If inflation increases significantly in ASEAN countries, our business, results of operations, financial condition and prospects could be materially and adversely affected.

If inflation in ASEAN countries, including Malaysia, increases significantly, our costs, including our staff costs and other operational costs, are expected to increase. Furthermore, high inflation rates could have an adverse effect on economic growth and the business climate within ASEAN countries, and dampen consumer purchasing power. As a result, a high inflation rate in ASEAN countries, including Malaysia, could materially and adversely affect our business, results of operations, financial condition and prospects.

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We rely on third-party service providers for logistics services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

We depend on external couriers and logistics providers for key services like collecting products, storing them, shipping to customers, and managing returns. This reliance allows us to concentrate on our core business but means we have less control over the delivery services our customers receive. These logistics can be disrupted by various uncontrollable events, such as bad weather, disasters, health epidemics, IT system failures, transportation issues, labor problems, or political and economic changes. If our providers face disruptions or stop their services, finding new ones that meet our standards for quality and cost in a timely manner may be difficult or impossible.

The delivery staff from these third-party providers represent us to our customers, so managing them well is crucial for maintaining service quality. If our products do not arrive in good condition, on time, or if other delivery issues occur, it could negatively affect our products, customer satisfaction, and damage our business reputation. Additionally, if these providers increase their fees, we might face extra costs, and we may not be able to pass these increases on to our customers.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have implemented shipping policies that do not always transfer the full shipping cost to our customers, and we offer customer-friendly return and exchange policies. Customers can generally return or exchange products within a limited number of days of making a direct online purchase from us. Sometimes, we might need to update these policies to comply with legal requirements. These policies are designed to enhance the shopping experience and build customer loyalty, aiding in both attracting and retaining customers. However, these policies also lead to extra costs and expenses, which might not be offset by increased revenue.

If a significant number of customers misuse our delivery, return, and exchange policies, or if return or exchange rates rise substantially beyond historical levels, our costs could significantly increase, negatively impacting on our operations. Additionally, if we alter these policies to reduce costs, it could lead to customer dissatisfaction. This might result in losing existing customers or not acquiring new customers quickly enough, which could materially and adversely affect our operational results.

Failure to maintain or renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our executive offices and for our retail locations. If we need to terminate a lease early and relocate before the lease ends, we might face termination fees or be liable for breaching the contract. Additionally, when we wish to continue our presence at certain locations, there is no guarantee that we can successfully extend or renew those leases on terms that are acceptable to us, or at all.

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Furthermore, we face competition for premises in certain retail locations or of specific sizes. As a result, even if we can maintain, extend, or renew our leases, our rental payments may increase significantly due to high demand. As our business grows, finding desirable alternative or additional sites for our retail locations could be challenging. Failure to successfully relocate operations could adversely affect our business and operations.

Expansion into international markets will expose us to significant risks.

Building on our success in Malaysia, we have started to expand into Southeast Asia, as well as, with respect to our recently-launched SpaceLift product, Hong Kong, and have also expanded our marketing efforts to certain countries in Europe. Expansion into international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks in addition to those we already face in Malaysia. There are significant risks and costs inherent in doing business in international markets, including:

(a)	difficulty in establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;

(b)	the ability to retain and effectively manage senior management and key personnel of our acquired businesses against the backdrop of the intense international competition for high quality management personnel;

(c)	the need to adjust pricing and margins to effectively compete in international markets;

(d)	the need to adapt and localize products for specific countries and the potential differences in customer preferences, including obtaining rights to third-party intellectual property used in each country;

(e)	increased competition from local providers of similar products and services;

(f)	the ability to protect and enforce intellectual property rights abroad;

(g)	the need to offer content and customer support in various languages;

(h)	difficulties in understanding and complying with local laws and regulations, and observation of religious and cultural customs and conventions in other jurisdictions;

(i)	complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks;

(j)	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;

(k)	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;

(l)	fluctuations in currency exchange rates and the requirements of currency control regulations; and

(m)	political or social unrest or economic instability in a specific country or region in which we operate.

Our experience with international regulatory environments and market practices is limited, which might hinder our ability to penetrate and operate successfully in the markets we are entering and aim to enter. Additionally, our international expansion could bring significant expenses, and there’s no guarantee of success. Our products and services might not be as quickly or widely accepted in new markets as we hope, partly due to our limited brand recognition in some parts of the world. Furthermore, if our third-party manufacturers or raw material suppliers are perceived as not adhering to the ethical, social, product, labor, and environmental standards of these markets, it could impact acceptance of our products. We might also encounter resistance to our beauty-related content in new markets. Failure to effectively navigate these risks could negatively impact our international operations and consequently have an adverse effect on our business, financial health, and operational outcomes.

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An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our beauty products are often viewed as discretionary items by consumers. The level of spending on such items is influenced by various factors, including overall economic conditions and elements like consumer confidence in future economic prospects, consumer sentiment, the availability and cost of consumer credit, unemployment rates, and tax rates. In times of economic downturn, consumers might postpone or cut back on purchases of our products, leading to a situation where demand does not increase as anticipated. Our business is sensitive to economic cycles, and any resulting fluctuations in consumer demand for our products and services could negatively impact our operational results and financial condition.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends, and we are required to comply with applicable laws relating to privacy, personal information, data security and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

We gather, store, process, and utilize various customer data and information to analyze changing consumer preferences and fashion trends. This aids our product development and enhances our products and customer experience. However, handling and safeguarding this customer data comes with inherent risks. Specifically, we face challenges related to:

(a)	Protecting data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees and third parties;

(b)	addressing concerns about personal information, data protection, cybersecurity, and other related factors; and

(c)	complying with applicable laws, rules and regulations relating to the collection, use, storage, processing, transfer, provision, disclosure, deletion and security of data, including responding to requests from regulatory and government authorities.

We anticipate that data security and compliance will increasingly be the focus of both domestic and global regulators and will continue to receive public attention. This could lead to higher compliance costs and expose us to greater risks and challenges associated with data security and protection. Failure to effectively manage these risks could result in penalties such as fines, suspension of our business, or revocation of licenses. Such outcomes could materially and adversely impact our reputation and operational results.

Complying with data protection laws, which are constantly evolving, can be costly and can attract negative publicity.

Many data protection laws are relatively new, and their interpretation by regulators is still evolving. If we handle data that requires extra scrutiny, we might need to implement stricter data management and protection measures. Complying with these laws, as well as future regulations related to data security and personal information protection, can be expensive and increase our operational costs. This compliance could also attract negative publicity, potentially harming our reputation and business operations. The implementation and interpretation of these laws remain uncertain.

Moreover, regulatory authorities worldwide are considering or have already adopted new data protection legislation. These, if enacted, along with their uncertain interpretations and applications, could lead to fines or orders for us to change our data practices and policies, negatively impacting our business and operations.

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Any security and privacy breach may lead to leak and unauthorized disclosure of data and information we aggregate, which may hurt our brand image, our business and results of operations.

We store and analyze customer and operations data, and despite our security measures, we face risks of data loss, litigation, and potential liability due to security breaches. Our data is encrypted and stored on cloud-based servers, isolated from the internet, secured with access control, and further backed up on long-distance servers to minimize the risk of data loss or breach.

Despite the security measures we have implemented, we could still face cyber-attacks, including attempts to hack our cloud or intranet and steal customer and business information. Such attacks might also aim to extort economic benefits from us. Our security measures could also be compromised due to employee error, intentional misconduct, or other failures. Moreover, outsiders might fraudulently induce our employees to reveal sensitive information, gaining unauthorized access to our data.

Any breach or unauthorized access can lead to significant legal and financial consequences, damage our reputation, and erode customer confidence in our information security. This could deter customers from interacting with us and negatively impact our business and operations. The constantly evolving nature of security threats means we might not be able to foresee or prevent all types of attacks. A real or perceived breach could harm our reputation, lead to the loss of customers and business partners, reduce customer and partner engagement, and expose us to legal and financial risks, including lawsuits and regulatory fines. Any of these outcomes could materially and adversely affect our business and operational results.

If our proprietary data analytics algorithms for consumer preference prediction and content recommendation are flawed or ineffective, our trend prediction and customer acquisition abilities could be harmed.

We use our own data analytics algorithms to analyze customer data, predict consumer preferences, and suggest beauty-related content that our customers might find interesting. We cannot guarantee our algorithm is free of flaws or defects that might affect our data analysis results. Some issues may not become apparent until the algorithm is used for a significant amount of time, or if it consistently fails to predict customer preferences or industry trends accurately. Even with a well-designed algorithm, its performance is dependent on the quality and volume of the customer data we collect. For instance, if we enter a new product category, such as our new SpaceLift skincare product, we might lack sufficient data on consumer purchase behavior or opinions about products in that category, which could limit the algorithm’s effectiveness in analyzing and predicting consumer preferences initially.

Furthermore, as our business grows and our customer base expands, we expect to process an increased amount of data. As the data and variables increase, the calculations required by our algorithms become more complex, raising the likelihood of defects or errors. If our algorithms fail to provide accurate analysis, or if they experience significant errors or defects, our ability to predict customer preferences and industry trends, and to develop and effectively market widely accepted products, could be negatively impacted.

We are dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems to market and sell our products, to process, transmit and store electronic and financial information, to manage and monitor a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are dependent on a variety of information systems to effectively process and fulfill customer orders. We also depend on our information technology infrastructure for digital marketing activities, for managing our various distribution channels, for electronic communications among our personnel, customers, manufacturers, and suppliers and for synchronization with our manufacturers and logistics providers on demand forecast, order placements and manufacturing and service status and capacity. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party manufacturers, e-commerce platforms or service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to meet customer requests, ability to process financial information and transactions, and ability to receive and process orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown, we may incur substantial cost in repairing or replacing these systems, and if we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

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If we fail to maintain and upgrade our information technology systems, it may have a material adverse effect on our business, financial condition and results of operations.

As our business expands, we plan to continue investing in and upgrading our information technology systems and processes. Without these enhancements, we might face unexpected system disruptions, slow data processing, unreliable service, compromised quality, or delays in reporting accurate information. Such issues could harm our reputation and our ability to attract and retain customers.

However, these system upgrades come with inherent costs and risks, including potential disruptions to our internal controls, increased administrative and operating expenses, and the challenge of acquiring or retaining skilled personnel to implement and operate these new systems. These upgrades also demand significant management attention, along with the risks and costs of delays or difficulties in integrating new systems with our existing ones.

Furthermore, improving our information technology systems and infrastructure will require substantial financial, operational, and technical resources. There’s no guarantee that these investments will lead to increased business. If we are unable to adapt to technological changes or fail to maintain and upgrade our systems and infrastructure in response to evolving business needs efficiently and cost-effectively, our business could suffer adverse effects.

Compliance with Malaysia’s Personal Data Protection Act 2010, Personal Data Protection Order 2013, and any such existing or future data-privacy related laws, regulations, and governmental orders may entail significant expenses and could materially affect our business.

Our business and operations in Malaysia are subject to laws and regulations regarding data privacy and data protection pursuant to the Personal Data Protection Act 2010 (the “PDPA 2010”). In particular, the PDPA 2010 applies to any person who processes or has control over, or authorizes the processing of, any personal data regarding commercial transactions, except for any personal data processed outside of Malaysia and not intended to be further processed in Malaysia. Under the PDPA 2010, any person engaged in processing personal data shall take measures to protect the personal data from any loss, misuse, modification, unauthorized or accidental access, or disclosure, alteration, or destruction of personal data and to maintain the integrity and competence of the personnel having access to the personal data processed. Such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it was to be processed and shall be destroyed or permanently deleted if it is no longer required. In addition, a data user who belongs to any of the classes of data users prescribed under the Personal Data Protection (Class of Data Users) Order 2013 (the “Order 2013”) shall be registered under the PDPA 2010 in order to process personal data.

Interpretation, application, and enforcement of such laws, rules, regulations, and governmental orders, such as the PDPA 2010 and the Order 2013, evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement. Compliance with the PDPA 2010 and/or related implementing regulations and governmental orders could significantly increase the cost of providing our service offerings, require significant changes to our operations, or even prevent us from providing certain service offerings in Malaysia. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our practices could fail to meet all of the requirements imposed on us by the PDPA 2010 and/or related implementing regulations and government orders. Any failure on our part to comply with such laws, rules, regulations, governmental orders, or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension, or other penalties by Malaysian government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition, and results of operations. Even if our practices are not subject to legal challenges, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations. Moreover, the legal uncertainty created by the PDPA 2010 and/or related implementing regulations and governmental orders could materially and adversely affect our ability, on favorable terms, to raise capital, including engaging in offerings of our securities in the U.S. market.

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Real or perceived inaccuracies in our operating metrics may harm our reputation and negatively affect our business.

We regularly review our operating metrics in relation to our customers to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data as well as third-party platform’s data, have not been validated by an independent third party, and may not be indicative of our future operating results. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business.

The payment methods that we accept subject us to third-party payment-related risks and other risks.

We accept payments from our customers using a variety of methods, including online payments with credit cards and debit cards issued by major banks and payment through third-party online payment platforms. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

Our ability to enrich our content offerings could be substantially impaired if we fail to cooperate with third-party content providers or fail to attract or retain high quality in-house writers and editors.

We currently generate content through our in-house editorial team and through collaborations with third-party professional content providers. We collaborate with third-party professional content providers to enhance the breadth and depth of our content offerings. These third-party content providers include specialized agencies, freelance writers, and industry experts who contribute articles, blog posts, whitepapers, and multimedia content on a range of topics relevant to our business activities. We believe that their expertise and diverse perspectives enrich our content portfolio, helping us to engage with our audience more effectively, establish thought leadership in our industry, and drive traffic to our platforms. Additionally, the contributions of third-party content providers enable us to cover a broader spectrum of subjects, ensuring that we deliver comprehensive and valuable information to our audience.

The demand and competition for skilled and experienced writers and editors – whether for our in-house team or third-party collaborators – are intense. We may not be able to compete effectively for talent, nor can we guarantee we will not lose existing editors or writers. We may also incur increased compensation expenditures as we upscale our editorial team or increase compensation and benefits to retain our skilled writers and editors. In addition, if we fail to maintain our cooperation with third-party professional content providers upon terms commercially acceptable to us, we may lose a portion of high-quality content offerings. Any of these occurrences may adversely affect our ability to produce high-quality content in an effective manner, resulting in deterioration of user experience and harm to our brand, and our financial condition and results of operations may be materially and adversely affected as a result.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders, including holders of our Ordinary Shares. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

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We may be subject to infringement claims of intellectual property rights or other rights of third parties, which may be expensive to defend and may disrupt our business and operations.

Our commercial success partly relies on not infringing, misappropriating, or violating the intellectual property rights of others. We have procedures and licensing practices in place to prevent unauthorized use of intellectual properties and to avoid infringing third-party rights. However, we cannot guarantee these measures will completely prevent infringement or violations during our business operations. As competition increases, so does the risk of facing intellectual property infringement claims.

We cannot be certain that our operations, including our sales and marketing activities that may use photos or video clips of individuals, do not or will not infringe on third-party intellectual property rights. There is a possibility that some uses might not be properly authorized, potentially leading to infringement of portrait rights or rights to network dissemination of information. Even with license agreements, there’s a risk that some uses might exceed the authorized scope or time period. We also may inadvertently infringe upon existing intellectual property that we are not aware of. Our internal procedures and licensing practices may not fully prevent the unauthorized use of copyrighted materials or other third-party rights violations.

We use third-party software and technologies in our business, and these licenses may not always be available on acceptable terms. Any infringement of liability or inability to use these technologies could harm our reputation, increase operating costs, and disrupt our business, affecting our financial results.

We may face legal proceedings and claims related to intellectual property rights. Although we have not faced claims outside Malaysia, we cannot assure we would not be subject to intellectual property laws in other jurisdictions. Successful infringement claims against us could result in substantial penalties, damages, license agreements on unfavorable terms, injunctions, or court orders. Defending against these claims can be costly and time-consuming, diverting management’s focus. There are also risks that our officers, employees, or supply partners may infringe, misappropriate, or violate third-party product formulas, confidential information, trade secrets, or technology. While we take steps to prevent unauthorized use or disclosure by our personnel or partners, we cannot guarantee the effectiveness of our policies or contractual provisions. If infringement or violation claims are made against us or our personnel, it could lead to reputational harm, substantial damages, injunctions, sales suspensions, or the remittance of sales revenues to plaintiffs, adversely affecting our business, financial condition, and operations.

If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

We use a combination of legal protections, including trademark, copyright, trade secret, patent, nondisclosure agreements, and other practices to safeguard our brands, proprietary information, technologies, and processes. Our primary intellectual property assets consist of registered trademarks for our brands and patents for product designs and inventions. These intellectual property rights are crucial for our brand identity and how consumers perceive our products.

While we have registered trademarks, patents and domain names in Malaysia, there is no guarantee that all pending applications will be approved. In the past, some trademark applications for specific categories were rejected, posing challenges in protecting our brand name or logo on products in those categories. This could lead to intellectual property disputes with third parties regarding such uses. Third parties might also oppose our trademark or patent applications domestically or internationally or contest our use of these intellectual property rights.

If our trademarks, patents and/or domain names are successfully challenged, we may be required to rebrand our products or stop using certain designs. This could result in a loss of brand recognition, reduce the appeal of our products, and necessitate additional resources for advertising and marketing new brands and product designs.

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Despite our efforts, unauthorized parties may attempt to copy or use our intellectual properties or know-how. Detecting infringement or unauthorized use is costly and challenging, and legal action may be necessary, diverting resources from other business areas.

Our employees or business partners or other parties with whom we maintain business relationships may engage in misconduct or other improper activities, which may disrupt our business, hurt our reputation and results of operations.

Our employees and business partners, including third-party manufacturers and logistics providers, may face regulatory penalties or legal proceedings due to their actions or compliance failures, potentially disrupting our business. For instance, we rely on third-party manufacturers to produce our products, and while we require compliance commitments from them, we cannot guarantee that they will always adhere to environmental and product safety requirements. If they engage in noncompliant practices or face regulatory sanctions, it could disrupt our business and harm our reputation.

There is also a risk of fraud or misconduct by our employees or third-party partners. This misconduct could involve intentional or unintentional violations of laws and regulations, noncompliance with our policies, inaccurate reporting to regulatory authorities, failure to meet ethical, social, product, labor, and environmental standards, or violations of fraud and abuse laws. We have limited control over the actions of our employees outside of work and the operations of third-party partners. Legal liabilities or regulatory actions against our employees, especially key personnel, or business partners could impact on our business and reputation, ultimately affecting our financial results.

If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

The healthcare and beauty industry, as well as specific business models like export-oriented e-commerce in Malaysia, are subject to extensive regulations. As of the date of this prospectus, we have not received any warnings, penalties, or disciplinary actions from government authorities for lacking licenses, permits, registrations, or filings. Nevertheless, there can be no assurance that we will not face administrative actions that could materially impact our business, finances, and results of operations.

Additionally, some of the licenses, permits, or registrations that we hold, such as the business licenses for our retail locations, require periodic renewal. Failure to maintain or renew these documents on time could disrupt our operations, lead to penalties, or even result in the suspension or termination of our online/offline business. Furthermore, as we expand our business and offer new products, or offer existing products in new markets, we may need to acquire additional permits and licenses, and there’s no assurance that we will obtain them promptly or at all.

Our acquisition activities and other strategic transactions may present managerial, integration, operational and financial risks, which may prevent us from realizing the full intended benefit of the acquisitions we undertake.

We may pursue acquisitions to strengthen our competitive position in key segments, expand into adjacent product categories and emerging markets, or align with our strategic goals. However, the process of identifying and completing such acquisitions can be costly, and there is no guarantee that we will find suitable candidates or secure acquisitions on favorable terms. Additionally, obtaining approvals from government authorities may incur high compliance costs and introduce uncertainty.

Furthermore, investments and acquisitions may lead to management distractions, unexpected liabilities and expenses, undiscovered issues in due diligence, substantial cash outflows, potentially dilutive equity issuances, and significant amortization expenses related to goodwill or intangible assets. Impairment of goodwill or intangible assets could result in substantial changes to our financial results.

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Assumptions made during the evaluation of acquisition opportunities may not materialize as expected, and the integration of acquired businesses can be costly and disruptive to our existing operations, particularly given our lack of experience with acquiring and integrating businesses. Integration involves inherent risks, some beyond our control, and there’s no assurance that we will achieve anticipated benefits, synergies, cost savings, or efficiencies. If our investments and acquisitions do not succeed, our financial condition and results of operations may be significantly and adversely affected.

Our quarterly operating results may fluctuate due to seasonality and other factors, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly operating results may experience fluctuations as a result of various factors, many of which are beyond our control. These fluctuations often have a seasonal pattern. For example, we expect customer spending in our beauty segment to rise in holiday seasons with consumer holiday spending, which may lead to an increase in our revenue and cash flow during such periods. While our historical revenue growth may have, to some extent, masked the impact of seasonality, if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow and operating results from period to period.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as a result of deteriorating credit markets, related financial crises, and various other factors, including extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments, and declining valuations of others. Some governments may take unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may significantly impact our ability to raise capital, if needed, in a timely manner and on acceptable terms, or even at all.

Any catastrophe, including natural catastrophes, health epidemics and other outbreaks and extraordinary events, could disrupt our business operations.

Our business could be significantly harmed by natural disasters, health epidemics, or public safety concerns affecting Malaysia and Southeast Asia. Natural disasters may lead to server interruptions, system failures, technology platform issues, or internet outages, affecting both our operations and those of our manufacturers, suppliers, and service providers. This could result in data loss, software or hardware malfunctions, and disruptions in daily operations, product manufacturing, and delivery. Health epidemics affecting our employees or partners could also have adverse effects. Furthermore, any health epidemic harming the Malaysian economy or our target customers could negatively impact our financial results.

Our headquarters are in Malaysia, where most of our management and employees are based. Consequently, if natural disasters, health epidemics, or other public safety concerns affect Malaysia, it could cause significant disruptions to our operations, leading to material adverse effects on our business, financial condition, and results of operations.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success hinges on the valuable contributions of our senior management and key employees, including, in particular, Professor Yeoh, and losing their services could harm our business. Effective collaboration among our senior management is crucial, as any inefficiency or discord could severely disrupt our operations. Furthermore, if any of our key executives or personnel are unable or unwilling to continue working with us, finding suitable replacements may be challenging due to intense competition and a limited pool of qualified candidates. Retaining our current talent and attracting experienced replacements may prove difficult, even if we offer higher compensation and benefits.

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Our ability to succeed in the future also depends on attracting and retaining highly skilled individuals in technical, managerial, finance, marketing, sales, and customer service roles. Given the high demand for qualified individuals, we may need to offer competitive compensation and benefits. However, even with these incentives, successfully recruiting, integrating, and retaining the talent we require may be a challenge.

Moreover, there is a risk that if any of our executive officers or employees were to join a competitor or start a competing business, they could disclose sensitive business information, trade secrets, customer lists, and other valuable resources. While we have employment agreements, confidentiality, and non-competition agreements in place with our senior management and key employees, disputes could arise, leading to significant costs and expenses to enforce these agreements or potentially rendering them unenforceable. Any failure to attract or retain key management and personnel could severely disrupt our business and hinder our growth.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

From time to time, we may find ourselves involved in various forms of litigation, legal disputes, claims, or administrative proceedings as a normal part of our business operations. Predicting the outcomes of these legal matters can be challenging. In the event of an unfavorable verdict or if we choose to settle, we may incur financial damages or other liabilities. Even when we successfully defend ourselves, these legal proceedings can still demand significant financial resources, time, and effort. Negative publicity related to such legal matters could harm our reputation and negatively impact our brand and services.

Moreover, it’s worth noting that the significance of litigation, legal disputes, claims, or administrative proceedings may change over time due to factors such as evolving circumstances, the complexity of the cases, the likelihood of winning or losing, the monetary value involved, and the parties involved. This means that even cases initially considered less important could become more significant in the future. As a result, ongoing or future legal matters have the potential to affect our business, financial condition, and operating results materially and adversely.

Our performance is dependent on the performance of the economy and consumer spending patterns in the countries in which we operate.

The expenditure on our healthcare and beauty products is contingent upon consumers’ discretionary spending, significantly influenced by prevailing economic conditions and disposable income availability. Adverse economic scenarios in our operational countries might curtail consumers’ purchasing power, resulting in a substantial negative impact on our business, financial standing, and operational outcomes. While our pricing strategy aims to cater to a broad consumer base resilient to economic downturns, there remains a risk that a downturn in the economic conditions of our operational countries could materially and adversely affect our business, financial standing, and operational results.

Our financial performance is subject to political, economic, social, regulatory and other developments in the countries in which we operate.

Our business faces exposure to various risks arising from political, economic, social, regulatory, and other developments. These risks encompass the burdens associated with complying with diverse laws and regulations, political and economic instability, fluctuations in interest rates, economic downturns, and the fiscal and monetary policies of governments such as foreign exchange controls, inflation, deflation, taxation methods and policies, natural disasters, trade restrictions, imposition of government controls, tariffs, customs duties, product classifications by governing bodies, logistics, sourcing challenges, military conflicts, acts of terrorism, and factors influencing consumer confidence and spending. The occurrence of any of these risks has the potential to adversely impact our business, thereby affecting our overall business and financial condition.

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Risks Relating to our Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering (IPO) price for our Ordinary Shares will be determined through negotiations between the underwriters and us. This price may differ from the market price of our Ordinary Shares after the IPO. Purchasing our Ordinary Shares in the IPO does not guarantee the ability to resell them at or above the IPO price. We cannot assure you that the IPO price or the post-IPO market price will match or exceed prices in privately negotiated transactions that occurred prior to the IPO. The market price of our Ordinary Shares may undergo significant fluctuations due to various factors, many of which are beyond our control, including:

(a)	Actual or anticipated fluctuations in our revenue and operating results;

(b)	The accuracy of financial projections we provide to the public, any changes in these projections, or our failure to meet them;

(c)	Actions taken by securities analysts who initiate or maintain coverage of our company, changes in their financial estimates, or our failure to meet these estimates or investor expectations;

(d)	Announcements made by us or our competitors regarding significant products, features, technical innovations, acquisitions, partnerships, joint ventures, or capital commitments;

(e)	Price and volume fluctuations in the overall stock market, influenced by broader economic trends;

(f)	Lawsuits threatened or filed against our company; and

(g)	Other events or factors, including those resulting from war, incidents of terrorism, or responses to such events.

Furthermore, stock markets have witnessed extreme price and volume fluctuations that have impacted and continue to affect the market prices of equity securities in many companies. These fluctuations are sometimes unrelated or disproportionate to a company’s actual operating performance. Historically, stockholders have initiated securities class action lawsuits following periods of market volatility. If our company becomes involved in securities litigation, it could result in substantial costs, divert resources and management attention away from our core business activities, and adversely affect our overall business.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[●] per share if the underwriters do not exercise the over-allotment option and $[●] if the underwriters exercise the over-allotment option in full, assuming an initial public offering price of $[●], which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus. See “Dilution.” In addition, you may experience further dilution to the extent that we issue Preferred Shares and such shares are converted into Ordinary Shares, or upon the exercise of outstanding options we may grant from time to time.

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If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgraded our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

Techniques employed by short sellers may drive down the market price of our Ordinary Shares.

Short selling is a practice where an individual or entity sells securities they do not own, having borrowed them from a third party. The aim is to buy identical securities later at a lower price to return to the lender, thus profiting from a decline in the securities’ value between the sale and the purchase. Short sellers often hope to benefit from a decrease in the security’s price, and they may publish or arrange for the publication of negative opinions about the issuer and its business to create negative market sentiment, potentially generating profits for themselves by selling the security short. These actions have historically resulted in the selling of shares in the market.

The impact of such negative publicity on our company is uncertain. If we were to become the target of unfavorable allegations, whether true or false, we might need to allocate significant resources to investigate and defend against these allegations. While we would vigorously defend ourselves, there may be limitations on how we can respond to the relevant short seller due to freedom of speech principles, state laws, or commercial confidentiality concerns. Such a situation could be financially and temporally burdensome and divert our management’s attention from our core business growth efforts. Even if the allegations against us are ultimately proven baseless, they could have a significant adverse effect on our business operations and stockholder’s equity, potentially leading to a substantial reduction in the value of our Ordinary Shares for investors.

We currently do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently plan to retain the majority, if not all, of our available funds and future earnings to support the development and expansion of our business. Consequently, we do not anticipate paying cash dividends in the foreseeable future. Therefore, it is not advisable to consider an investment in our Ordinary Shares as a potential source of future dividend income.

Our board of directors holds complete discretion when it comes to deciding whether to distribute dividends, while adhering to specific requirements of Cayman Islands law. Shareholders may also declare dividends through an ordinary resolution, but such dividends cannot exceed the amount recommended by our directors. Under Cayman Islands law, a company may distribute dividends from either profits or the share premium account, provided that it does not jeopardize the company’s ability to meet its financial obligations in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of such dividends, if any, will rely on various factors, including our future financial performance, capital needs, surplus, subsidiary distributions, financial health, contractual obligations, and other factors deemed relevant by our board of directors.

Consequently, the return on your investment in our Ordinary Shares will primarily depend on the potential future appreciation in the value of these shares. There is no guarantee that our Ordinary Shares will increase in value or maintain their purchase price in the future. You may not realize any returns on your investment in our Ordinary Shares, and there is a possibility that you could even lose your entire investment.

Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of our Ordinary Shares on the public market or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. Such sales, or the perception thereof, also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we deem appropriate. We cannot predict what effect, if any, market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price on our Ordinary Shares. In addition, if we issue additional Ordinary Shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our Ordinary Shares.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated in the Cayman Islands, and our corporate governance is governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. It’s essential to understand that the rights of our shareholders, their ability to take action against our directors, actions by minority shareholders, and the fiduciary duties of our directors are primarily determined by the common law of the Cayman Islands. The Cayman Islands’ common law draws from limited judicial precedent within the Cayman Islands and is also influenced by the common law of England, with English court decisions having persuasive, but not binding, authority in the Cayman Islands.

The legal framework for shareholder rights and director fiduciary duties in the Cayman Islands may not be as well-defined as in some U.S. jurisdictions with more developed statutes and judicial precedents. Additionally, the Cayman Islands has a less extensive body of securities laws compared to the United States. In particular, Cayman Islands companies may not have the legal standing to initiate shareholder derivative actions in U.S. federal courts.

Under Cayman Islands law, shareholders of exempted companies like ours have limited rights to inspect corporate records, typically limited to the memorandum and articles of association, register of directors, and register of mortgages and charges. The discretion to grant access to other corporate records rests with our directors under our amended and restated articles of association, and they are not obligated to make such records available to shareholders. This could potentially create challenges for shareholders in gathering information necessary for shareholder motions or proxy solicitations in proxy contests.

As a result of these factors, our public shareholders may face more challenges in safeguarding their interests in response to actions taken by our management, board members, or controlling shareholders compared to the protections available to shareholders of U.S.-incorporated companies.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Malaysia. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Malaysia may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating and corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

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If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market upon consummation of this offering. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange. Following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

(a)	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

(b)	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

(c)	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

(d)	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

(a)	at least 75% of our gross income for the year is passive income; or

(b)	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

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If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2024 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration—United States Federal Income Taxation—PFIC.”

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We will incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the applicable determination date, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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If we fail to implement and maintain an effective system of internal controls, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our failure to discover and address any material weaknesses or control deficiencies that may arise could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital, market penetration and development, operating expenses and transaction expenses. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.’”

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Our pre-IPO shareholders will be able to sell their shares after the completion of this offering subject to restrictions under Rule 144 under the Securities Act, which could impact the trading price of our Ordinary Shares.

[●] of our Ordinary Shares are issued and outstanding as of the date of this prospectus. Our pre-IPO shareholders, including our founder and principal shareholder, Prof. Yeoh, may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering. See “Shares Eligible for Future Sale” below. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price, which could impact the trading price of our Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our Company to claims. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine and imprisonment in the Cayman Islands.

We are controlled by Prof. Yeoh, whose interests in our business may be different than yours.

Following the completion of this offering, Prof. Yeoh will own approximately [●]% of our Ordinary Shares (or [●]% if the underwriters exercise their option to purchase additional shares in full), and will be able to exert control over the business of the Company. As a result of the foregoing, Prof. Yeoh will have the ability to appoint and remove directors of the Company and approve of amendments to our Amended and Restated Memorandum and Articles of Association. So long as Prof. Yeoh continues to beneficially own [●]% of our Ordinary Shares, he will have the indirect ability to appoint and remove directors of the Company and will have the ability to prevent any transaction that requires shareholder approval regardless of whether other shareholders believe the transaction is in our best interests. In any of these matters, the interests of Prof. Yeoh may differ from or conflict with your interests. Moreover, this concentration of share ownership may also adversely affect the trading price for our Ordinary Shares to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Prof. Dr. Yeoh Chee Wei, our founder, Chief Executive Officer and Chairman of our Board of Directors, is expected to beneficially own approximately [●]% of our outstanding Ordinary Shares following the completion of this offering (or approximately [●]% if the underwriters exercise in full their option to purchase additional Ordinary Shares). As a result, following the completion of this offering, we will be a “controlled company” within the meaning of Nasdaq rules and will be exempt from certain corporate governance requirements of such rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including requirements that:

●	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

●	our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and

●	our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to take advantage of the foregoing exemptions. Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or dishonesty. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	the ongoing effects of the COVID-19 pandemic and the Russian invasion of Ukraine;

●	trends and competition in the cash rebates industry and the digital advertising industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the cosmetics industry and the medical supply industry in Southeast Asia. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The cosmetics industry and the medical supply industry may not grow at the rate projected by industry data, or at all. The failure of the industries to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the cosmetics industry and the medical supply industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a different body of securities laws as compared to the United States and provides less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

Substantially all of our assets are located in Malaysia. In addition, most of our directors and officers are nationals or residents of Malaysia and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [●] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier (Cayman) LLP, our counsel with respect to the laws of the Cayman Islands, has advised us that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Julius Leonie Chai, our counsel with respect to Malaysian law, has advised us that there is uncertainty as to whether the courts of Malaysia would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Malaysia against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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Julius Leonie Chai has further advised us that there are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. Under Malaysian laws, a foreign judgment cannot be directly or summarily enforced in Malaysia. The judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. For Malaysian courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgments Act 1958 and Maintenance Orders (Facilities for Enforcement) Act 1949. As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and enforced in Malaysia, a judgment obtained in the United States must be enforced by commencing fresh proceedings in a Malaysian court. The requirements for a foreign judgment to be recognized and enforceable in Malaysia must fulfill certain conditions, which includes the following: (i) the judgment must be a monetary judgment; (ii) the foreign court must have had jurisdiction accepted by a Malaysian court; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment must not contravene public policy in Malaysia; (v) the proceedings in which the judgment was obtained were not opposed to natural justice, and (vi) the judgment must be final and conclusive.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[●] if the underwriters do not exercise their over-allotment option, and $[●] if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

Working Capital	45%
Market Penetration & Development:
Geographical Expansion	11.5%
Marketing Initiatives	11.5%
Operating Expenses	16%
Transaction Expenses	16%

With respect to the portion of the proceeds of this offering to be allocated to market penetration and development, we believe that this allocation reflects our strategic focus on expanding our market presence and further developing our product offerings to capitalize on growth opportunities. The two primary components of our near-term plans relating to market penetration and development are geographical expansion and marketing initiatives. We anticipate that the portion of the proceeds of this offering to be allocated to market penetration and development will be evenly split between geographical expansion and marketing initiatives, as noted in the table above. Our primary focus for geographical expansion in the near term includes entering new international markets where we believe there is a high demand for our products. Specifically, we aim to establish a presence in Europe, India, the United States, Canada, Thailand, Cambodia, UAE, Singapore, Hong Kong, Macau & China and South Africa within the next five years, where we plan to utilize a portion of the proceeds of this offering allocated to market penetration and development to support market entry strategies, establish distribution channels and navigate regulatory requirements. At the same time, we plan to utilize a portion of the proceeds of this offering allocated to market penetration and development for marketing initiatives aimed at increasing brand awareness, acquiring new customers and retaining existing ones. We expect that this will involve investments in digital marketing campaigns, strategic partnerships, and targeted advertising to drive customer acquisition and engagement. We anticipate that the portion of the proceeds allocated to market penetration and development will enable us to achieve our five year set target in 30 countries, such as increasing market share in target regions, expanding our customer base, and enhancing our product offerings, thereby positioning our company for long-term success and value creation for our shareholders.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

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DIVIDEND POLICY

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

Notwithstanding the foregoing, our Malaysia subsidiary, EMP Solution, paid a dividend in 2022 and 2023, in the amounts of $542,141 and $305,011, respectively, for purposes of offsetting amounts due to a director (Prof. Yeoh), who was the sole shareholder of EMP Solution at the time that such dividends were paid. We do not anticipate any further dividends being paid for this purpose following the completion of this offering.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Malaysia subsidiary, EMP Solution. Under the Malaysian Companies Act 2016, dividends must be paid out of profit and no dividend shall be paid out if the payment will cause the company to be insolvent. As a result, in the event that EMP Solution incurs debt on its own behalf in the future, the instruments governing the debt may restrict any such entity’s ability to pay dividends or make other distributions to us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Malaysia is under a single-tier tax system. Dividends are exempt from income tax in the hands of shareholders. Our Malaysia subsidiary, EMP Solution, is not required to deduct tax from dividends paid to its shareholder, EMP Holdings, and no tax credits will be available for offsetting against the recipient’s tax liability. Also, Malaysia does not impose any withholding tax (i.e., 0%) on dividends paid by Malaysian companies to non-residents. Hence, EMP Solution is not required to withhold any sum from its dividends for tax withholding purposes. See “Material Income Tax Consideration—Malaysian Enterprise Taxation.”

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no Cayman Islands withholding will be required on the payment of a dividend or capital to any holder of the Ordinary Shares nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax.

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EXCHANGE RATE INFORMATION

Our business is conducted by our subsidiary, EMP Solution, in Malaysia utilizing MYR as our primary currency. For financial reporting purposes, capital accounts presented in our financial statements are translated into U.S. dollars using historical exchange rates prevailing at the time of capital transactions. No representation is made that the MYR amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The following table provides information concerning exchange rates between MYR and the U.S. dollar for the periods indicated. Assets and liabilities are translated at the exchange rates as of the balance sheet date.

Balance sheet items, except for equity accounts	December 31 2023	December 31, 2022
USD:MYR	1:4.5900	1:4.3900

Items in the statements of operations and comprehensive income (loss), and statements cash flows are translated at the average exchange rate of the period.

Fiscal years ended
Profit or loss items	December 31, 2023	December 31, 2022
USD:MYR	1:4.5658	1:4.4005

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[●] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

December 31, 2023
	Actual	As adjusted (Over- allotment option not exercised)	As adjusted (Over- allotment option exercised in full)
	$	$	$
Shareholders’ Equity:
Preferred Shares, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	—
Ordinary Shares, $0.0001 par value, 490,000,000 Ordinary Shares authorized, 1 Ordinary Share issued and outstanding; [●] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is not exercised, and [●] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is exercised in full
Additional paid-in capital(1)
Retained earnings
Accumulated other comprehensive loss
Total Shareholders’ Equity
Total Capitalization

(1)	Additional paid-in capital reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $[●] ($[●] offering, less underwriting discounts of $[●], and offering expenses of approximately $[●]) if the underwriters’ over-allotment option is not exercised, or $[●] ($[●] offering, less underwriting discounts of $[●], and offering expenses of approximately $[●]) if the underwriters’ over-allotment option is exercised in full.

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] if the underwriters’ over-allotment option is not exercised or $[●] if the underwriters’ over-allotment option is exercised in full, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of December 31, 2023, was $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of our total tangible assets, less the amount of our total liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [●] Ordinary Shares offered in this offering based on an assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2023, would have been $[●], or $[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over- Allotment Option	Full Exercise of Over- Allotment Option
Assumed Initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of December 31, 2023	$	$
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of December 31, 2023, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

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CORPORATE HISTORY AND STRUCTURE

Our Corporate History

EMP Solution Sdn Bhd, was originally established as Prelude Bonanza Sdn Bhd, a limited liability company under the laws of Malaysia on September 1, 2005. Demonstrating a strategic shift in our corporate trajectory, Prelude Bonanza Sdn Bhd rebranded as EMP Image Solution Sdn Bhd on February 16, 2006. EMP Image Solution Sdn Bhd changed its name to EMP Solution Sdn. Bhd on July 6, 2022.

In connection with this offering, we have undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	on November 22, 2023, we incorporated Empro Group as an exempted company with limited liability under the laws of the Cayman Islands;

●	on November 22, 2023, Empro Group issued an aggregate of one Ordinary Share to its founding shareholder for aggregate consideration of $0.0001; and

●	on [●], 2024, Empro Group acquired 100% of the equity interests in EMP Solution from its shareholders. Consequently, Empro Group, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of EMP Solution.

Our Corporate Structure

As of the date of this prospectus, all of the outstanding equity interests of EMP Solution are owned by Empro Group, with the outstanding Ordinary Shares of Empro Group being held by Prof. Yeoh ([●] Ordinary Shares) and [●] ([●] Ordinary Shares). Upon completion of our IPO based on a proposed number of [●] Ordinary Shares being offered, assuming no exercise of the underwriters’ over-allotment option, all of the outstanding equity interests of EMP Solution will be owned by Empro Group, with the outstanding Ordinary Shares of Empro Group being held by the following: Prof. Yeoh ([●]) Ordinary Shares, [●] ([●]) Ordinary Shares, and the public stockholders of Empro Group who purchase Ordinary Shares in this offering ([●] Ordinary Shares). For details of the ownership of the principal shareholders of Empro Group, both prior to and following the completion of this offering, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements of EMP Solution, and the related notes, included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Our company, operated under the curation of our founder, Prof. Yeoh, has steadily and successfully transcended its humble origins in the beauty industry during an operating history that spans nearly two decades.

Our business is operated through our wholly-owned Malaysian subsidiary, EMP Solution, which was formed and commenced operations in 2005. We have secured exclusive distributorships with original equipment manufacturers in Asia, which enable us to distribute and market our healthcare and beauty products throughout the ASEAN region and beyond.

Our flagship product offerings include our proprietary triangular eyebrow pencils, with the red edition standing as our signature beauty product. Our eyebrow pencil product offerings are being enhanced with the launch of our Premio brand, which is targeted towards live shopping experiences and offers a unique appeal to consumers, and our Mios brand, which caters to a younger demographic with its affordable pricing and vibrant, colorful design.

We take immense pride in our surgical face mask products, which we began to market during the COVID-19 pandemic. Our masks feature patented Aerofit technology that effectively seals gaps beside the mask, thereby providing enhanced protection against airborne viruses.

We have also recently introduced SpaceLift, a potent skincare solution infused with 12 key botanical ingredients that delivers an instant lifting effect to the skin.

Our beauty and healthcare products are readily available both online and in our physical stores. Our retail outlets – of which there are currently five – serve as hubs for customers to experience our product range firsthand.

In addition to our own retail outlets, we have established a robust distribution network through various channels. We distribute our products via business-to-business (B2B) channels, with significant volumes going to major retailers such as Watsons (the flagship health and beauty brand of AS Watson Group), a leading retailer in the ASEAN region with over 700 stores throughout Malaysia and, globally, operating 8,000 stores and more than 1,500 pharmacies in 15 Asian, European and Middle-East markets, and Sasa, one of the leading cosmetics retailing groups in Asia with over 60 locations throughout Malaysia as well as a robust online presence, with each of whom we have entered into definitive distribution agreements, as further described herein. Furthermore, our products are accessible to online shoppers through platforms maintained by Shopee and Lazada, as well as our own online platforms (empro.my), ensuring convenience and accessibility to a wide audience.

Our comprehensive approach to marketing and distribution ensures that our products are readily available to consumers across various touchpoints, whether they prefer the convenience of online shopping or the personalized experience of visiting our physical stores.

Our accomplishments reflect a commitment to providing safe, professional-grade products of uncompromising quality. We take pride in our ability to adapt and respond swiftly to dynamic market needs, positioning our company as a versatile and forward-thinking enterprise. Augmented by an effective business-to-business (B2B) distribution strategy and enduring partnerships, our success is further bolstered by a robust presence in both physical and digital retail spaces. This comprehensive approach ensures broad market coverage and accessible customer reach. We believe that this multifaceted strategic synergy will remain pivotal in securing sustained success and a prominent industry position as we navigate into the future.

For the fiscal years ended December 31, 2023 and 2022, we had total revenue of $3.70 million and $10.82 million, respectively, and net (loss)/profit of ($0.32 million) and $1.17 million, respectively. Revenue derived from health care accounted for approximately 90% and 97% of our total revenue for those fiscal years, respectively. Revenue derived from cosmetic and skincare accounted for approximately 10% and 3% of our total revenue for those fiscal years, respectively.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

COVID-19 Pandemic

The COVID-19 pandemic significantly heightened the demand for medical masks, reshaping the dynamics of our industry. As the virus spread globally, the imperative for personal protective equipment, particularly medical masks, surged to unprecedented levels. Healthcare facilities, frontline workers, and the general public sought increased access to high-quality masks as a fundamental measure to mitigate the virus’s transmission. In response to this heightened demand, we swiftly ventured into medical masks industry to meet the urgent needs of healthcare professionals and the broader community. Our commitment to ensuring the supply of reliable and effective medical masks during this critical time not only contributed to safeguarding public health but also underscored our adaptability and dedication to meeting market demands, positioning us as a responsible and responsive industry player.

However, throughout 2023, we observed a notable reduction in our monthly sales, primarily attributed to the ongoing recovery from the COVID-19 pandemic and the subsequent relaxation of public health measures, including the lifting of rules mandating the compulsory wearing of facial masks in public spaces.

While we recognize that the recovery from the COVID-19 pandemic has brought shifts in consumer spending patterns and preferences, it’s worth noting that this unprecedented global event has also had a profound impact on our brand. The pandemic accelerated awareness of our products and triggered a discernible shift in purchasing decisions. As we emerge from these challenging times, we remain confident that the positive changes in consumer behavior catalyzed by the pandemic will continue to drive our future growth.

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In fiscal year 2023, we shifted more effort toward our cosmetic and skincare products, which resulted in higher revenue recorded in our cosmetic and skincare business segment for the year, as well as in revenue generated from that business segment representing a higher percentage of our overall revenues during fiscal year 2023. We are confident in the prospects of our cosmetic and skincare business segment, as these areas show strong potential for growth.

At the same time, we expect to continue experiencing a reduction in revenue from our health care business segment in future financial periods due to the significant decrease in COVID-19 cases. This expectation aligns with our company’s strategic direction to focus more effort on the cosmetic and skincare segment, where we anticipate growth and increased revenue opportunities, including the launch of new products such as our new SpaceLift skincare product and eyebrow pencils marketed under the Premio and Mios brands.

Our adaptability and commitment to meeting evolving market demands have positioned us to seize new opportunities and solidify our presence in a changing landscape. We view the post-pandemic era as an exciting chapter, where the resilience of our brand and the loyalty of our customers will play pivotal roles in our continued success.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including the number of customers for our products, the prices that we charge for our products, our ability to collect payments in a timely manner, and our ability to improve our operating efficiency over time. We timely review these indicators to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater detail under “Results of Operations.”

	For the fiscal years ended December 31,
	2023	2022
	% of total revenue
Revenue from health care	89.72%	97.48%
Revenue from cosmetics and skin care	10.28%	2.52%
Total operating revenue	100.00%	100.00%

Revenue

Our health care business segment involves trading and wholesaling of medical masks, COVID-19 test kits and related products, while our cosmetics and skin care business segment involve providing beauty services and trading and wholesaling of cosmetic and skin care products.

Operating Costs

Our operating costs primarily consist of costs incurred to conduct our business, marketing expenses, and general and administrative expenses. Our operating costs primarily include the cost of goods sold, employee salaries, welfare, website and facility maintenance expenses, marketing and promotional expenses and professional fees.

Results of Operations

The following table summarizes the results of our operations during the fiscal years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase (or decrease) during such years.

	For the fiscal years ended December 31,
	2023		2022		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenue
Revenue from health care	$3,316,800	89.72%	$10,549,135	97.48%	$(7,232,335)	(218.05)%
Revenue from cosmetics and skin care	379,923	10.28%	272,444	2.52%	107,479	28.29%
Total operating revenue	3,696,723	100.00%	10,821,579	100.00%	(7,124,856)	(192.73)%

Operating costs
Cost, selling, general and administrative expenses	(4,033,800)	(109.12)%	(9,207,430)	(85.08)%	5,173,630	128.26%
Total operating costs	(4,033,800)	(109.12)%	(9,207,430)	(85.08)%	5,173,630	128.26%

(Loss)/Income from operations	(337,077)	(9.12)%	1,614,149	14.92%	(1,277,072)	(378.87)%

Other income
Other income, net	46,291	1.25%	6,044	0.06%	40,247	86.94%
Total other income, net	46,291	1.25%	6,044	0.06%	40,247	86.94%

(Loss)/Income before income tax	(290,786)	(7.87)%	1,620,193	14.97%	(1,910,979)	(657.18)%

Provision for income tax expenses	(27,204)	(0.74)%	(450,548)	(4.16)%	423,344	1,556.18%

Net (loss)/income	$(317,990)	(8.60)%	$1,169,645	10.81%	(1,487,635)	(467.82)%

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Revenue

Our total revenue decreased by $7,124,856, or 192.73%, to $3,696,723 for the fiscal year ended December 31, 2023. The decrease in our revenue for the fiscal year 2023 was primarily due to a reduction in revenue from our health care business segment, which was driven by a significant decrease in COVID-19 cases in 2023.

Our different revenue sources for fiscal years 2023 and 2022 were as follows:

	For the fiscal years ended December 31,
	2023		2022		Variances
	Amount	%	Amount	%	Amount	%
Revenue by service types:
Revenue from health care	$3,316,800	89.72%	$10,549,135	97.48%	$(7,232,335)	(218.05)%
Revenue from cosmetics and skin care	379,923	10.28%	272,444	2.52%	107,479	28.29%
Total operating revenue	$3,696,723	100.00%	$10,821,579	100.00%	$(7,124,856)	(192.73)%

Revenue from Health Care

Our revenue from health care decreased by $7,232,335, or approximately 218.05%, from $10,549,135 in the fiscal year ended December 31, 2022 to $3,316,800 in the fiscal year ended December 31, 2023. The decrease was due to reduction in sales of medical masks, COVID-19 test kits and related products in 2023 as opposed to 2022. Throughout 2023, the marked reduction in COVID-19 cases led to a substantial drop in demand, resulting in quantities sold falling from over 3.07 million units in 2022 to just over 0.85 million units in 2023. The reduction in sales volume has profoundly impacted our overall revenue for the year. As public health measures relaxed and the need for healthcare products, such as face masks and test kits, diminished, our health care business segment saw a corresponding decline in revenue. This trend reflects the broader recovery from the pandemic and the resultant shifts in consumer behavior and market demand.

The following table presents the breakdown of our revenue from health care for the fiscal years ended December 31, 2023 and 2022:

	For the fiscal years ended December 31,
	2023	2022
Face masks	$3,298,471	$7,996,361
Test kits	382	2,520,518
Others	17,947	32,256
Total Revenue	$3,316,800	$10,549,135

Revenue from Cosmetics and Skin Care

Our revenue from cosmetics and skin care increased by $107,479, or approximately 28.29%, from $272,444 in the fiscal year ended December 31, 2022 to $379,923 in the fiscal year ended December 31, 2023. The increase was mainly due to greater sales of our cosmetics and skin care products as we shifted more attention to this business unit in 2023 and the launch of new product – SpaceLift at the end of the fiscal year 2023.

The following table presents the breakdown of our revenue from cosmetics and skin care for the fiscal years ended December 31, 2023 and 2022:

	For the fiscal years ended December 31,
	2023	2022
Cosmetic and skincare products	$379,923	$272,444
Total Revenue	$379,923	$272,444

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Revenue by Geographic Market

The majority of our revenue derives from Malaysia. The following table sets forth the breakdown of the geographic market for each business source for the fiscal years ended December 31, 2023 and 2022:

	For the fiscal years ended December 31,
	2023		2022		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenue
Revenue from health care
Malaysia	$3,316,800	89.72%	$10,549,135	97.48%	$(7,232,335)	(218.05)%
Switzerland	-	0.00%	-	0.00%	-	0.00%
	3,316,800	89.72%	10,549,135	97.48%	(7,232,335)	(218.05)%

Revenue from cosmetics and skin care
Malaysia	$354,824	9.60%	$266,354	2.46%	88,470	24.93%
Switzerland	3,321	0.09%	4,077	0.04%	(756)	(22.76)%
Netherland	-	0.00%	2,013	0.02%	(2,013)	0.00%
Hong Kong	21,778	0.59	-	0.00	21,778	100.00
	379,923	10.28%	272,444	2.52%	107,479	28.29%

Total operating revenue	$3,696,723	100.00%	$10,821,579	100.00%	$(7,124,856)	(192.73)%

Operating Costs

The following table sets forth the breakdown of our operating costs for the fiscal years ended December 31, 2023 and 2022:

	For the fiscal years ended December 31,
	2023		2022		Variances
	Amount	%	Amount	%	Amount	%

Cost of goods sold	$2,212,861	54.86%	$7,831,352	85.06%	$(5,618,491)	(253.90)%
Salary and employee benefit expenses	689,617	17.10%	597,782	6.49%	91,835	13.32%
Professional and consulting service fees	105,823	2.63%	57,120	0.62%	48,703	46.02%
Marketing and promotional expenses	277,283	6.87%	128,583	1.40%	148,700	53.63%
License costs	14,227	0.35%	2,817	0.03%	11,410	80.20%
Depreciation of property, plant and equipment and right-of-use assets	258,180	6.40%	145,398	1.58%	112,782	43.68%
Utility and office expenses	9,877	0.25%	14,068	0.15%	(4,191)	(42.43)%
Business travel and entertainment expenses	101,730	2.52%	38,048	0.41%	63,682	62.60%
Others	364,202	9.03%	392,262	4.26%	(28,060)	(7.71)%
Total operating costs	$4,033,800	100.00%	$9,207,430	100.00%	(5,173,630)	(128.26)%

Our operating costs accounted for approximately 109.12% and 85.08% of our total revenue for the fiscal years ended December 31, 2023 and 2022, respectively.

Our operating costs decreased by $5,173,630, or approximately 128.26%, from $9,207,430 in fiscal year 2022 to $4,033,800 in fiscal year 2023. The decrease was mainly due to decrease in cost of goods sold by $5,618,491, or approximately 253.90% from $7,831,352 in fiscal year 2022 to $2,212,861 in fiscal year 2023, this is in line with the decrease in our revenue.

The improvement in our gross profit margin in 2023 can be largely attributed to a change in the product mix within our health care business segment. Specifically, we experienced a significant reduction in the sales of lower-margin test kits and a relative shift towards higher-margin products such as face masks.

In fiscal year 2023, our sales of test kits dropped drastically from approximately 1.83 million units in fiscal year 2022. Test kits typically have a gross profit margin that is about 14% lower than that of face masks and a lower average selling price, averaging around $1.36 per test kit.

Conversely, while the sales of face masks also declined, face masks have a higher gross profit margin and a higher average selling price of $4.47 per box in 2022 and $3.36 per box in 2023. Despite the decrease in face mask sales and the decrease in average selling price, the substantial reduction in lower-margin test kit sales had a more pronounced impact on the overall product mix.

As a result, despite the overall reduction in revenue from our health care business segment, the lower volume of test kit sales relative to higher-margin face mask sales positively impacted our gross profit margin for the fiscal year 2023.

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We expect our overall operating costs, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase when we become a public company upon the completion of this offering.

Provision for Income Taxes

Our provision for income taxes was $27,204 in the fiscal year ended December 31, 2023, a decrease of $423,344 from $450,548 in the fiscal year ended December 31, 2022, primarily due to our decreased taxable income generated from our health care business segment. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemptions may be granted on a case-by-case basis. The tax rate in 2023 for small and medium sized companies (generally companies incorporated in Malaysia with paid-up capital not more than MYR2,500,000 and gross income of not more than MYR50,000,000) is 15% on the first MYR150,000 chargeable income, 17% on the chargeable income from MYR150,001 to MYR600,000 and 24% on the balance of chargeable income (Fiscal year 2022: 17% on the first MYR600,000 chargeable income and 24% on the balance of chargeable income). For the fiscal years ended December 31, 2023 and 2022, the tax saving as the result of the tax exemption amounted to $9,522 and $9,544, respectively.

Net Income

As a result of the foregoing, we reported net loss of $317,990 for the fiscal year ended December 31, 2023, representing a decrease of $1,487,635 from net income of $1,169,645 for the fiscal year ended December 31, 2022.

Liquidity and Capital Resources

Empro Group was incorporated in the Cayman Islands as a holding company and did not have active business operations as of December 31, 2023 and as of the date of this prospectus. The assets and liabilities and revenue and net income of Empro Group are the operating results of its subsidiary in Malaysia, EMP Solution. The ability of EMP Solution to transfer funds to Empro Group in the form of loans or advances or cash dividends is not materially restricted by regulatory provisions in accordance with laws and regulations in Malaysia. EMP Solution is free to remit divestment proceeds, profits, dividends or any income arising from the investment of Empro Group in Malaysia, as long as the payment is made in foreign currency, instead of Malaysian Ringgit, and in accordance with the Foreign Exchange Notices issued by the Bank Negara Malaysia (the Central Bank of Malaysia). As of December 31, 2023 and 2022, none of the net assets of EMP Solution were restricted net assets and there were no funds transferred from EMP Solution to Empro Group in the form of loans, advances, or cash dividends during the fiscal years ended December 31, 2023 and 2022.

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As of December 31, 2023 and as of the date of this prospectus, there were no cash transfers between Empro Group and EMP Solution, in terms of loans or advances or cash dividends.

As of December 31, 2023, we had $303,384 in cash and bank balances as compared to $999,727 as of December 31, 2022. We also had $596,842 and $492,980 in trade receivable as of December 31, 2023 and 2022, respectively. Approximately 81.78% and 84.74% of the December 31, 2023 and 2022 trade receivable balances have been collected as of May 14, 2024. The following table summarizes our outstanding accounts receivable and subsequent collection by aging bucket:

Trade Receivable by aging bucket	Balance as of December 31, 2023	Subsequent collection	% of subsequent collection
Not past due	$413,768	$385,964	93.28%
Past due
Less than 30 days	72,660	60,021	82.61%
31 to 60 days	15,180	10,711	70.56%
61 to 90 days	16,963	14,416	84.98%
More than 90 days	118,106	16,993	14.39%
Total gross accounts receivable	636,677	488,105	76.66%
Allowance for doubtful accounts	(39,835)
Accounts Receivable, net	$596,842	$488,105	81.78%

Trade Receivable by aging bucket	Balance as of December 31, 2022	Subsequent collection	% of subsequent collection
Not past due	$277,613	$278,339	100.26%
Past due
Less than 30 days	54,899	53,389	97.25%
31 to 60 days	34,305	33,674	98.16%
61 to 90 days	7,281	7,310	100.40%
More than 90 days	123,512	45,046	36.47%
Total gross accounts receivable	497,610	417,758	83.95%
Allowance for doubtful accounts	(4,630)
Accounts Receivable, net	$492,980	$417,758	84.74%

As of December 31, 2023, our trade receivable past due by more than 90 days totaled $118,106. Of this, $36,814 is provided with allowance for doubtful. By May 14, 2024, we collected $16,993. Subsequent to December 31, 2023, we issued $28,076 in credit notes for commercial reasons. Additionally, $10,357 will be offset against amount owed to the same debtor. The remaining exposure, subject to further collection efforts from 30 over debtors, is $25,866, with each balance individually small. We are committed to collecting these outstanding amounts through follow-up communications, negotiations, and potential legal actions if necessary.

As of December 31, 2023, we had taxes payable of $91,732, due to our decreased taxable income. We made payment in full to settle the December 31, 2023 taxes payable balance during our 2024 fiscal year using our cash on hand and cash generated from our operations.

As of December 31, 2023, our working capital balance amounted to approximately $0.80 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments.

To further grow our customer base and increase our future revenue and cash flows, we intend to focus on expanding our customer base, expanding into new markets and demographics, developing new products and bolstering future revenue and cash flows. These initiatives underscore our commitment to adapt to changing market dynamics and capitalize on the opportunities that lie ahead.

Market Penetration and Development

In our quest for market expansion, we intend to harness the power of branding, marketing, and sales to create a compelling presence both in our local market and on the international stage. The recovery from the COVID-19 pandemic has brought about shifts in consumer behavior and preferences. By strategically positioning our brand and products, we intend to capitalize on these evolving trends. Our marketing efforts will not only encompass traditional channels but also leverage digital platforms and e-commerce to reach a broader and more diverse customer base. We believe that these endeavors will fortify our foothold in existing markets and unlock new growth horizons in international territories. See “Marketing Strategy” on page 63 of this prospectus.

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Establishment of New Product Lines & Distribution

Central to our growth strategy is the diversification and expansion of our product offerings. We recognize that innovation and adaptability are paramount in a post-pandemic world. As such, we are committed to the development of new product lines that not only complement our existing portfolio but also cater to emerging consumer needs and preferences. Furthermore, we will optimize our distribution channels, enhancing our presence in both established markets and untapped segments. This includes exploring new distribution channels that align with evolving consumer behaviors, such as direct-to-consumer models and partnerships with e-commerce platforms. By effectively managing the expansion and contraction of our product lines and distribution channels, we aim to enhance our competitiveness and capture a greater share of the market.

These strategic imperatives underscore our commitment to sustained growth and innovation. We believe that by executing on these initiatives, we will not only expand our customer base but also drive incremental revenue and cash flows, positioning our company for a prosperous and resilient future.

To accomplish such expansion plan, we will need to allocate substantial resources, both financial and human capital, to support these strategic initiatives. We estimate the total related capital investment and expenditures to be approximately $1.55 million, of which approximately $[●] million will be required within the next 12 months, based on management’s best estimate as of the date of this prospectus. Currently, we plan to use our own cash to support our short-term business growth goal. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months from the date of this prospectus.

However, we may incur additional capital needs in the long term and we may use part of the proceeds from this offering to support our long-term business expansion. We may also seek additional financing, to the extent required, and there can be no assurance that such financing will be available on favorable terms, or at all. All of our business expansion endeavors involve risks and will require significant management, human resources, and capital expenditure. There is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to successfully implement our growth strategy” and “Risk Factors—Risks Related to Our Business and Industry—We may be unable to manage our growth effectively or efficiently.”

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the Fiscal Years Ended December 31,
	2023	2022
Net cash (used in)/from operating activities	$(912,329)	$1,512,930
Net cash used in investing activities	(278,521)	(88,368)
Net cash from/(used in) financing activities	291,659	(688,718)
Net (decrease)/increase in cash and cash equivalents	(899,191)	734,844
Effect of exchange translation differences on cash and cash equivalents	(48,132)	(25,765)
Cash and cash equivalents, beginning of year	1,230,479	520,400
Cash and cash equivalents, end of year	$283,156	$1,230,479

Operating Activities

Net cash used in operating activities was $912,329 for the fiscal year ended December 31, 2023, and primarily consisted of the following:

●	loss before income tax of $290,786 for the period;

●	an increase in accounts receivable of $966,204. Our accounts receivable included trade and other receivables. Approximately 81.78% of the December 31, 2023 trade receivable balance has been collected as of the date of this prospectus;

●	an increase in accounts payable of $6,307. Our accounts payable included trade and other payables; and

●	a tax paid of $188,412.

Net cash from operating activities was $1,512,930 for the fiscal year ended December 31, 2022, and primarily consisted of the following:

●	income before income tax of $1,620,193 for the year;

●	an increase in accounts receivable of $666,647. Our accounts receivable included trade and other receivables. Approximately 84.74% of the December 31, 2022 trade receivable balance has been collected as of the date of this prospectus;

●	an increase in accounts payable of $396,879. Our accounts payable included trade and other payables; and

●	a tax paid of $412,717 due to our increased taxable income.

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Investing Activities

Cash used in investing activities was $278,521 for the fiscal year ended December 31, 2023, which was related to purchases of property and equipment and proceeds received from disposal of property, plant and equipment.

Cash used in investing activities was $88,368 for the fiscal year ended December 31, 2022, which was related to purchases of property and equipment and net changes in amount due from a Director.

Financing Activities

Cash from financing activities was $291,659 for the fiscal year ended December 31, 2023, which consisted of drawdown of bank borrowing, repayment of bank borrowings, lease liabilities, net changes in amount due to Director and relevant interest.

Cash used in financing activities was $688,718 for the fiscal year ended December 31, 2022, which consisted of repayment of bank borrowings, lease liabilities, net changes in amount due to Director and relevant interest.

The following table summarizes the material terms of our term loan liabilities as of December 31, 2023:

Term Loan	Parties	Entered date	Maturity Date	Outstanding Loan Amount	Interest rate
1	CIMB	05 April 2023	03 July 2030	$206,549	9.10%
2	Standard Chartered	28 April 2023	27 May 2030	$203,631	10.75%
3	Ambank	28 April 2023	04 August 2030	$208,227	7.70%
4	Maybank	17 May 2023	30 November 2032	$130,525	5.00%

Contractual Obligation and Off-Balance Sheet Arrangements

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2023:

12 months ending December 31,	Payment Due
2024	$1,765,071
2025	292,677
2026	220,888
2027	205,742
2028	187,913
After 2028	1,686,287
Total future minimum payments	4,358,578
Less: imputed interest	(1,421,230)
Total	$2,937,348

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023 and 2022.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Our revenue, cash flow, operating results, and other key operating and performance metrics may vary from quarter to quarter, due to the seasonal nature of our customers’ spending habits. For example, we expect customer spending in our beauty segment to rise in holiday seasons with consumer holiday spending, which may lead to an increase in our revenue and cash flow during such periods. While our historical revenue growth may have, to some extent, masked the impact of seasonality, if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow, and operating results from period to period.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements. These financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our financial statements. Furthermore, we have considered the transition requirements of IFRS and have made any necessary adjustments to comply with the effective dates of new or revised accounting standards. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates, and were used in the preparation of our financial statements:

Uses of Estimates

In preparing the financial statements in conformity with IFRS, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets and investments, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

Accounts Receivable, Net

Accounts receivable primarily consist of trade and other receivables. Accounts receivable are presented net of allowance for doubtful accounts. We assess the allowance for expected credit losses (“ECLs”) based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. For account receivables, we apply a simplified approach in calculating ECLs by establishing a provision matrix that is based on its historical credit loss experience and the economic environment. As of December 31, 2023 and 2022, allowance for ECLs amounted $8,245 and $4,630, respectively.

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Revenue Recognition

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We currently generate our revenue from the following main sources:

Revenue from Sale of Goods

Revenue is measured at the fair value of consideration received or receivable, net of returns and allowances, trade discount and volume rebates. Revenue from sale of goods is recognized when the transfer of significant risk and rewards of ownership of the goods to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended December 31, 2023 and 2022. We do not believe there was any uncertain tax provision as of December 31, 2023 and 2022.

Our subsidiary in Malaysia are subject to the income tax laws of Malaysia. As of December 31, 2023, all of the tax returns remained open for statutory examination by relevant tax authorities.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recently Adopted Accounting Pronouncements

We have adopted all the new standards, amendments to standards and interpretations issued by the International Accounting Standards Board (“IASB”) which are relevant to the Company and are effective for annual financial period beginning on and after 1 January 2023.

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Recent Accounting Pronouncements Not Yet Adopted

We have not applied the following new standards and amendments to standards that have been issued by the IASB but are not yet effective for the Company:

Effective dates for financial periods beginning on or after
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	1 January 2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	1 January 2024
Amendments to IAS 21	Lack of Exchangeability	1 January 2025
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred until further notice

We intend to adopt the above new standards and amendments to standards, if applicable, when they become effective. The initial application of the above-mentioned new standards and amendments to standards are not expected to have any significant impact on the financial statements of our company.

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INDUSTRY

Our Market Opportunity

Established in the Beauty industry and diversified into the Healthcare market, EMPRO taps on both discretionary and non-discretionary spending

The beauty market is experiencing significant growth both globally and, in the Asia-Pacific region (APAC), excluding China, as detailed in McKinsey’s “The State of Fashion: Beauty 2023” report. Globally, the industry is projected to generate retail sales of $460 billion in 2023, with expectations to reach $580 billion by 2027, demonstrating a compound annual growth rate (CAGR) of approximately 6%. Skincare dominates the global industry, comprising 45% of the total market value at $190 billion in 2022, while color makeup accounts for nearly 20% with sales of $80 billion. In the APAC region, excluding China, the market is notably robust, expected to achieve retail sales of $118 billion in 2023, accounting for around 26% of the global market. This market is anticipated to outpace the global growth rate, with a CAGR of approximately 7%, reaching $151 billion by 2027. Within this landscape, Malaysia, as per Statista, is forecasted to generate $3.15 billion in revenue in the beauty and personal care market in 2023, with a projected growth at a CAGR of 2.59%, reaching a total sector revenue of $3.58 billion by 2028.

Meanwhile, the Personal Protective Equipment (PPE) market, which includes medical facemasks, according to Barnes Reports: 2023, is also expanding. Globally, the PPE market is valued at $80 billion in 2023, with an expected rise to $113 billion in 2029, reflecting a CAGR of 6%. In the APAC region, PPE holds the largest market share, exceeding 56% in 2023. Specifically, in Malaysia, the PPE market is valued at $481 million in 2023 and is anticipated to grow at a CAGR of 7% from 2023 to 2029, reaching $736 million.

These industries represent diversified revenue streams for EMPRO, spanning both consumer discretionary and non-discretionary product categories. In the discretionary segment, EMPRO offers entry-level prestige skincare products priced between US$40-80 per item. In the non-discretionary realm, the company provides masstige cosmetics products priced between US$25-45, alongside surgical facemasks and respirators, catering to medical and manufacturing professions requiring protection.

The pandemic vastly expanded demand for PPE worldwide, suppliers nonetheless face complex regulatory challenges

Regulatory Barriers

The production of medical-grade masks is complicated by diverse regulatory requirements across different regions. For instance, compliance with Malaysian standards does not guarantee acceptance in other jurisdictions, necessitating alignment with various international regulations. This process can be time-consuming and complex, creating significant entry barriers.

Demand Fluctuations

Demand for PPE is unpredictable, leading to challenges in supply chain and inventory management. The COVID-19 pandemic exemplified this, with a sudden, massive increase in global demand, causing WHO to call for a 40% increase in manufacturing volume in 2020. Such unpredictability, often spurred by pandemics or natural disasters, complicates consistent supply chain maintenance.

Intense competition historically characterizes the beauty industry

Growth Challenges for Brands

According to “McKinsey The State of Fashion: Beauty 2023,” many international brands launched after 2005 have not seen exponential growth in the past five years. The report notes that only 4 out of 46 brands, each with revenues in the $50m-$200m range in 2017, exceeded sales of $400m five years later. This indicates that brands must strategically navigate the market and find unique growth paths.

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Fragmented Market in Malaysia

The “Frost and Sullivan Report 2020” reveals that Malaysia’s mono-brand beauty market is fragmented, with no single retailer, foreign or local, holding more than 20% market share. This fragmentation suggests a highly competitive landscape with numerous players.

Consumer Behavior and Brand Loyalty

The “McKinsey Beauty Consumer Survey 2023” sheds light on global consumer behavior and brand loyalty. More than half of the respondents use two to three brands for skincare, haircare, and fragrance, and a third use five or more brands for cosmetics. While 40% of consumers remain loyal to trusted brands, almost 70% are open to trying new products at least every six months.

These insights reveal a competitive but dynamic market where consumers are continually exploring new brands. This opens opportunities for brands that are innovative and responsive to evolving consumer preferences, underscoring the importance of adaptability and innovation in this sector.

Opportunities for EMPRO’s growth are manifold

ASEAN’s Economic Influence:

ASEAN is emerging as an economic powerhouse both in the Asia-Pacific region and globally. With increasing purchasing power among consumers for discretionary goods and a growing demand for PPE post-pandemic, there are promising prospects for products offered by EMPRO. The ASEAN region’s real GDP is expected to grow by an average of 4.6% in 2023 and 4.8% in 2024, significantly outpacing the global averages of 3% and 2.7% for the same respective years, according to the OECD. This robust growth, amidst macroeconomic uncertainties, positions ASEAN as a key contributor to global economic expansion.

Tourism Recovery and Consumer Demand:

Tourist arrivals in Malaysia have not yet returned to pre-pandemic levels, indicating substantial potential for recovery in consumer demand. In 2019, Malaysia saw 26.1 million tourist arrivals, a number that drastically declined in 2020 due to the pandemic. Tourism Malaysia, the country’s public tourism promotion agency, forecasts a return to 2019 levels by 2026. This gradual recovery suggests a steady increase in tourist consumption in the short to medium term.

These trends underscore significant growth opportunities for consumer goods. The expected increase in tourist arrivals in Malaysia and the overall economic resilience of the ASEAN countries signal a promising future for companies operating in these sectors.

Favorable government policies

The Malaysian government’s emphasis on workplace health and safety is a crucial factor driving the growth of the PPE market. This priority is exemplified by the “Occupational Safety and Health Master Plan 2021-2025 (OSHMP 2025),” which targets a substantial reduction in occupational accidents and fatalities by the program’s end. Additionally, the “National Industrial Master Plan 2030 (NIMP 2030)” is set to elevate Malaysia’s manufacturing sector. This seven-year plan aims to increase the manufacturing industry’s contribution to GDP and boost its value-add by 61% from MYR 364.1 billion in 2022 to MYR 587.5 billion by 2030. The medical devices sector, under the Medical Devices Authority, is one of five priority areas expected to benefit. An investment of MYR 95 billion, pooled from public and private sources facilitated by the Plan, is anticipated to flow into the manufacturing sector over seven years, further propelling growth in priority sectors like medical devices.

Increased Awareness Post-Covid-19 Pandemic

The Covid-19 pandemic, with its tens of millions of confirmed cases and profound impact on daily life, has heightened awareness for high-quality PPE. This surge in demand comes not only from ordinary consumers but also from governments that are increasingly vigilant about public health, particularly in relation to pandemic prevention.

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These factors collectively signal a promising horizon for the PPE market in Malaysia, driven by governmental initiatives for safety and health, and a heightened general awareness of the need for protective equipment in the wake of the pandemic.

Tech-Savvy, Beauty-Conscious Youth Population

Demographic shifts are playing a crucial role in shaping the beauty industry. The Sydney Southeast Asia Centre notes that ASEAN is home to 8.7% of the world’s population, over 640 million people. Fidelity International highlights that the median age in ASEAN is 30, with the population expected to grow by almost 8% between 2022 and 2032. This young, digitally native demographic is highly engaged in beauty trends, often through social media, and exhibits sophisticated personal care routines. The rise of Gen-Z (born between 1996-2010) is particularly notable. McKinsey’s Beauty Consumer Survey 2023 reveals that globally, Gen-Z heavily influences beauty trends and purchase decisions, often learning about new products through Key Opinion Leaders (KOLs), especially on platforms like TikTok. They are also influencing purchasing decisions of older generations through parents. Gen-Z’s growing presence in the workforce is reshaping consumer preferences, with sustainability, natural and organic ingredients reported as among the top 10 purchasing criteria most important for Gen-Z but not for other age cohorts.

Wellness as an Emerging Industry Concept

The concept of wellness, encompassing both physical and mental self-care, is expanding the market for skincare, cosmetics, and consumer healthcare supplies. The Global Wellness Institute values this industry at as much as $5.6 trillion as of 2022, highlighting its substantial impact.

E-commerce Growth and Continued Relevance of In-Store Retail

Global E-commerce sales in the beauty sector have grown significantly, with a CAGR of 20% from 2015-2022, according to McKinsey’s “The State of Fashion”. In 2023, it became the largest individual sales channel worldwide, though offline channels still represent almost 80% of total sales. McKinsey’s Beauty Consumer Survey 2023 found that nearly 40% of online beauty product buyers visit physical stores before making a purchase. In Malaysia, a similar trend is observed, with online sales growing rapidly but offline channels still dominating the market, as reported by Frost and Sullivan in 2020. This creates opportunities in organic sales expansion and gaining market share for brands committed to the strategic imperative of omni-channel revenue capture.

These factors collectively indicate a dynamic and evolving beauty industry in ASEAN and APAC, characterized by a young, tech-savvy population, a growing emphasis on wellness, and the interplay of online and offline sales channels.

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BUSINESS

Overview

Under the leadership of our founder, Prof. Yeoh, our company has steadily and successfully transcended its humble origins in the beauty industry during an operating history that spans nearly two decades.

Our business is operated through our wholly-owned Malaysian subsidiary, EMP Solution, which was formed and commenced operations in 2005. We have secured exclusive distributorships with original equipment manufacturers in Asia, which enable us to distribute and market our healthcare and beauty products throughout the ASEAN region and beyond, as further outlined below.

Our flagship product offerings include our proprietary triangular eyebrow pencils, with the red edition standing as our signature beauty product. Our eyebrow pencil product offerings are being enhanced with the launch of our Premio brand, which is targeted towards live shopping experiences and offers a unique appeal to consumers, and our Mios brand, which caters to a younger demographic with its affordable pricing and vibrant, colorful design.

We take immense pride in our surgical face mask products, which we began to market in 2020 during the height of the COVID-19 pandemic. Our masks feature patented Aerofit technology that effectively seals gaps beside the mask, thereby providing enhanced protection against airborne viruses.

We have also recently launched SpaceLift, a potent skincare solution infused with 12 key botanical ingredients that delivers an instant lifting effect to the skin.

Our beauty and healthcare products are readily available both online and in our physical stores. Our retail outlets – of which there are currently five – serve as hubs for customers to experience our product range firsthand.

In addition to our own retail outlets, we have established a robust distribution network through various channels. We distribute our products via business-to-business (B2B) channels, with significant volumes going to major retailers such as Watsons (the flagship health and beauty brand of AS Watson Group), a leading retailer in the ASEAN region with over 700 stores throughout Malaysia and, globally, operating 8,000 stores and more than 1,500 pharmacies in 15 Asian, European and Middle-East markets, and Sasa, one of the leading cosmetics retailing groups in Asia with over 60 locations throughout Malaysia as well as a robust online presence, with each of whom we have entered into definitive distribution agreements, as further described herein. Furthermore, our products are accessible to online shoppers through platforms maintained by Shopee and Lazada, as well as our own online platforms and online platforms maintained by Watsons and Sasa, ensuring convenience and accessibility to a wide audience.

Our comprehensive approach to marketing and distribution is designed to ensure that our products are readily available to consumers across various touchpoints, whether they prefer the convenience of online shopping or the personalized experience of visiting our physical stores.

Our accomplishments reflect a commitment to providing safe, professional-grade products of uncompromising quality. We take pride in our ability to adapt and respond swiftly to dynamic market needs, positioning our company as a versatile and forward-thinking enterprise. Augmented by an effective business-to-business (B2B) distribution strategy and enduring partnerships, our success is further bolstered by a robust presence in both physical and digital retail spaces. Specifically, our products are currently sold in our own retail locations (of which we currently maintain five) and the retail locations of our distribution partners, such as Watsons and Sasa, and our products are also available via our own online platforms, as well as online platforms maintained by Watsons, Sasa, Shopee, Lazada and our other distribution partners. This comprehensive approach ensures broad market coverage and accessible customer reach. We believe that this multifaceted strategic synergy will remain pivotal in securing sustained success and a prominent industry position as we navigate into the future.

For the fiscal years ended December 31, 2023, 2022 and 2021, our total revenue was approximately $3.70 million, $10.82 million and $5.86 million, respectively, our revenue from our health care business segment was approximately $3.32 million, $10.55 million and $5.81 million, respectively, and our revenue from our cosmetics and skin care business segment was approximately $0.38 million, $0.27 million and $0.05 million, respectively. Also, for the fiscal year ended December 31, 2023, we experienced a net loss of approximately $0.32 million. The decrease in our total revenue for the fiscal year ended December 31, 2023 as compared to the fiscal year ended December 31, 2022 was due to a reduction in sales of medical masks, COVID-19 test kits and related products in 2023 as a result of decreased demand arising from a marked reduction in COVID-19 cases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Revenue from Health Care”.

Our History

Our company started from a humble beginning by our founder, Prof. Yeoh, as an eyebrow embroidery specialist 19 years ago. Throughout our existence, and with Prof. Yeoh’s understanding of changing market demands and astute predictions regarding upcoming beauty trends, we have strived to always be ahead of our time.

Today, EMPRO is a brand closely associated with beauty and unwavering quality, as is evidenced by the various accolades and awards that we have won (See “Awards” below) and is recognized as a face art specialist among the industry peers. Not only do we continue to serve our customers with the high quality embroidery services on which our company was built, we have also expanded from being solely a beauty services provider to also being a supplier and distributor of beauty and healthcare products.

From the start, we have held a zero-tolerance policy on all of our launched products, whereby all must be certified as safe to use. Guided by this principle, the products that we have launched have been well received and widely recognized by consumers and others in our industry. See “Awards” below in this section.

With a long and distinguished career in the beauty industry and a deep understanding of cosmetic products, Prof. Yeoh invented the world’s first triangular eyebrow pencil in 2010, which we believe is the only eyebrow pencil one ever needs. The special triangular tip of our proprietary EMPRO brand eyebrow pencil, of which the red edition is the flagship product of our beauty segment, serves as an auto sharpening mechanism that does not require any manual sharpening throughout its lifespan.

Over the years, we have sought to diversify our product portfolio, which efforts include launches in lip care, makeup remover, mascara, and the most recent addition (launched in the first quarter of 2024), SpaceLift by EMPRO, which offers an instant lifting effect on skin. We believe that our new SpaceLift product provides a natural and safe anti-sagging and anti-aging solution for those who seek a safe and effective skin lifting product.

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Following the onset of the Covid-19 pandemic, Prof. Yeoh saw the tremendous market opportunity to manufacture and sell high quality medical face masks. He therefore embarked on a journey that resulted in a transformative outcome for our company. With an initial plan of manufacturing flat medical face masks and later expanding the production line to producing respirators, we continue to uphold the principle of only marketing high quality and certified products. See “Product Safety” below in this section.

Product Safety

To endure the safety of our products and to help establish and maintain the trust of our customers, which is of significant importance to our company and critical to our continued success, we have invested heavily to send our products to reputable international organizations for testing and certification.

For example, TÜV-SÜD, a globally renowned testing, inspection and certification company specializing in evaluating product safety and efficacy through rigorous testing procedures, performed antibacterial tests and viral filtration efficacy tests on our proprietary medical face mask products. The antibacterial tests were conducted according to the ASTM E2149 test procedure, which evaluates the resistance of specimens treated with a non-leaching antimicrobial agent. The test involved shaking specimens in a microbial suspension for 60 minutes. The treated sample showed a significant reduction in microbial population, with less than 1 Colony Forming Unit (CFU) detected, indicating near-complete eradication of the test organism. The viral filtration efficacy test, which test is designed to determine the Viral Filtration Efficiency (VFE) of materials, such as face masks, against bacteriophage PhiX174 (a surrogate for other airborne viruses), resulted in a finding that our surgical face masks exhibited no detectable virus particles in all stages, resulting in a VFE exceeding 99.9%.

Our surgical face masks also underwent a particle filtration efficacy test, which was administered by MYCO2 according to the ASTM F2299 standard. As per this test, the Particle Filtration Efficacy (PFE) of the surgical face mask was measured at 98.5%. This indicates high effectiveness in filtering out particles of the tested size range, crucial for respiratory protection. MYCO2 is a leading testing laboratory specializing in evaluating filtration efficiency of various materials. MYCO2’s testing procedures adhere to international standards, ensuring reliable and precise results.

Moreover, our surgical face masks underwent a non-viable particle filtration efficiency test, which evaluated the Non-Viable Particle Filtration Efficiency (PFE) of the surgical face mask. The filtration efficiency exceeded 99.9%, indicating excellent performance in capturing airborne particles and ensuring wearer protection. Nelson Labs, a well-known name in laboratory testing and certification, conducted the Non-Viable Particle Filtration Efficiency (PFE) test. Nelson Labs is known for its expertise in assessing filtration performance and product safety.

Prior to launch, our SpaceLift skincare product underwent a heavy metal test and an irritation report test, with such tests being conducted by SGS, the world’s leading inspection, verification, testing and certification company, employing state-of-the-art techniques to analyze product composition and ensure compliance with regulatory standards. The heavy metal test detected low levels of lead (0.28 mg/kg) in the SpaceLift ingredients, well below the limit of 10 ppm or 10 mg/kg permitted by the U.S. Food and Drug Administration. No other heavy metals were detected, ensuring product safety. The irritation report test, which was conducted on 30 subjects with sensitive skin, showed no evidence of erythema, dryness, or edema following application of SpaceLift. This confirms the product’s safety for use on different skin types.

SIRIM Berha, Malaysia’s premier research and technology organization specializing in testing, certification, and consultancy services to promote industrial development and ensure compliance with national and international standards, has also certified that our SpaceLift skincare product has not been tested on animals, reflecting’ our commitment to ethical practices.

Furthermore, our antibacterial moisturizing mist product has undergone fungicidal testing by SGS to assess the mist’s antimicrobial efficacy and ensure product safety.

The testing described above is summarized in the table below:

No.	Product	Testing organization(s)	Test
1	Surgical face masks	TÜV-SÜD	Antibacterial activity
Viral filtration efficacy
		MYCO2	Particle filtration efficacy
		NELSON LABS	Latex particle challenge
2	SpaceLift	SGS	Heavy metal test
Skin irritation test
		SIRIM	Non-animal tested (declaration)
Instant lifting test
3	Antibacterial Moisturizing Mist	SGS	Fungicidal test

In addition to the testing described above, our face masks have been registered with the Medical Device Authority of Malaysia (“MDA”) and have obtained Good Distribution Practice for Medical Devices (“GDPMD”). All medical devices in Malaysia, including face masks, fall under the purview of the MDA. Established under the Medical Device Authority Act 2012 (Act 738), MDA operates as a statutory body under the Ministry of Health of Malaysia. The primary mandate of MDA is to oversee and regulate the medical device industry, ensuring compliance with the Medical Device Act 2012 (Act 737) and associated regulations. The regulatory responsibilities of MDA encompass two primary objectives: (1) facilitating trade and industry within the medical device sector; and (2) safeguarding public health and safety by enforcing stringent regulatory standards. Compliance with MDA regulations represents a fundamental requirement for any medical device seeking authorization for market distribution in Malaysia. GDPMD, which is a set of guidelines established by the Medical Device Authority of Malaysia for the distribution of medical devices within the country, addresses requirements in the medical device supply chain, which include product sourcing and procurement; transportation and delivery; storage; installation; commissioning; service and maintenance; calibration; after-sales service; tracking; and documentation and record-keeping practices. We believe that the registration of our surgical face masks with MDA is further evidence of our commitment to regulatory compliance and product safety. See “Regulations – Regulations Relating to our Products – Medical Facemasks” below.

Moreover, all of our skincare and cosmetics products, including our triangular eyebrow pencils and our recently launched SpaceLift skincare product, are regulated under, and have been registered with, the NPRA. Registration with NPRA is required in order to market our skincare and cosmetics products. Further, the manufacturers of our skincare and cosmetics products are required adhere to Good Manufacturing Practice guidelines set by the Malaysian Ministry of Health. These guidelines, which address items such as personnel, training, premises, equipment, hygiene, safety, product quality control and documentation, are intended to ensure that products are consistently manufactured and controlled to specified quality standards. See “Regulations – Regulations Relating to our Products – Skincare & Cosmetics” below.

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Our Business Model

We started as a beauty brand, we have won numerous awards regarding our beauty products (See “Awards” below in this section), and we intend to continue to be a well-respected participant in the beauty industry in the years to come.

In addition, following the onset of COVID-19, we successfully ventured into, and played a role in, the healthcare industry through our medical facemask products. While the world continues to move on to the endemic phase, with the use of medical face masks waning among the population in general, we are strategically positioning our healthcare business segment as a stable, source of revenue, as we continue to enjoy consistent, demand from institutions such as hospitals and factories and believe that such demand will continue, though on a diminishing basis due to the waning of COVID-19. We have also secured private label deals with pharmacy chains, providing another avenue for long term sales from our face mask products.

As for our beauty services and products segment, we have seen that while demands and technologies can change rapidly, so too can consumer preferences. This is because we believe that consumers are constantly searching for better and more innovative products. Therefore, although we are already generating stable sales from our existing cosmetics and skincare products, we plan to allocate a portion of our annual budget to overseas exhibitions and research and development activities to constantly keep ourselves up to date on, and respond to, the latest trends and technologies in the beauty industry, and assist in the expansion of our commercial efforts for our beauty products to additional markets and territories worldwide.

Consistent with this approach, during 2024 we have participated in, or plan to participate in, the following shows and exhibitions outside of Malaysia, with the potential for additional engagements to be added as the year continues:

●	CIBE, Guangzhou, China - –March 2024
●	Cosmoprof, Bologna, Italy - –March 2024
●	XIBE, Shanghai, China - June 2024
●	Beauty Istanbul, Turkey - October 2024
●	Beauty World Dubai, UAE - October 2024
●	Medica Dusseldorf, Germany - November 2024

Also consistent with this approach, during the fiscal years ended December 31, 2023 and 2022, we allocated time and resources to the development of new product offerings, spending an aggregate of US$1,807 and US$55, respectively, during such years on research and development. We generally allocate approximately five percent of our forecasted revenues for research and development. It is our intention to align our research and development activities with our strategic objectives and long-term vision so as to ensure that our R&D efforts contribute to the growth and competitiveness of our company, with our key objective being to consistently increase our competitive advantages and market coverage on a year-over-year basis. In assessing our research and development activities, we aim to minimize the risks associated with these activities, such as technological, market and financial risks, and to maximize the returns on our investments, which returns can be measured by, among other metrics, the number of successful new product launches, revenue generated by our new products and the expansion of our intellectual property portfolio. In conducting our research and development activities, we seek to adhere to ethical standards and applicable legal requirements, while at the same time also considering sustainability and the environmental impact of these activities, including efforts to develop eco-friendly products, reduce our carbon footprint and comply with environmental regulations.

When strategizing new additions to diversify our cosmetics product portfolio, we plan to launch products customized for different age groups, genders and ethnicities. For example, in addition to our long-time selling and revolutionary triangular eyebrow pencil (including our red edition triangular eyebrow pencils), we are in the process of launching two eyebrow pencil sub-brands, namely Mios and Premio, to appeal to a portion of the market that we typically do not target. Specifically, we commercially launched our new eyebrow pencil under our Mios sub-brand in the second quarter of 2024 and we plan to commercially launch our new eyebrow pencil under our Premio sub-brand in the fourth quarter of 2024.

We are extending our reach to a broader audience with the introduction of our middle-range eyebrow pencil under the Premio brand. This eyebrow pencil product line is tailored for middle-income working executives seeking a balance between affordability and the enduring quality associated with EMPRO, and is aimed at the Malay market across Malaysia and Muslim countries. Leveraging the significance of the color green, which is considered lucky within the ethnicity, our Premio eyebrow pencil offers quality at a moderate price point. The commercial launch of this product is scheduled for the fourth quarter of 2024, with plans to enhance our marketing efforts through online livestream platforms, including TikTok, with key opinion leaders and influencers having a significant role.

In addition, our new eyebrow pencil marketed under the Mios brand is meticulously crafted for a youthful demographic. Targeting college students and young professionals with a penchant for high-quality cosmetics but with limited discretionary budgets, our Mios triangular eyebrow pencil offers a playful and colorful array without compromising on excellence. The commercial launch of this product began during the second quarter of 2024.

Also within our cosmetics segment is our black diamond eyeliner marketed under the Empro brand. This product, which was launched in the third quarter of 2020 in Malaysia, is designed for working professionals and existing customers who already use our signature eyebrow pencil. We believe that these customers seek a long-lasting eyeliner that can endure long working hours. We plan to expand our commercial efforts for this product into Singapore in the third quarter of 2024.

Expanding beyond cosmetics, our foray into skincare introduces SpaceLift—a potent botanical-based water delivering an instant lifting effect in just five minutes that we launched in Malaysia in the first quarter of 2024. Our primary focus within our skincare segment during 2024 will be SpaceLift. We do not plan to introduce any new products within our skincare business segment within the next twelve months.

Through the establishment and extension of distribution rights, our goal is to make our products available worldwide, reaching diverse markets and establishing our presence in the global beauty and skincare landscape.

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Competitive Advantages

Brand History

We boast a rich brand history spanning nearly two decades, during which we have established ourselves as a trusted name in the Malaysian beauty industry, as evidenced by the awards that we have won for our products and the long-term success of our EMPRO brand triangular eyebrow pencils. Our long-standing presence has contributed to high brand awareness among our target audience, fostering a sense of reliability and recognition.

Track Record

We have established a track record of consistently delivering safe, efficacious, and innovative beauty products – and more recently healthcare products - earning the trust of our customers and partners.

Awards

We have received numerous accolades and awards for the contributions of our company and our products to the beauty and healthcare industry. We believe that these awards reflect our dedication to quality, innovation and customer satisfaction, further enhancing our reputation, customer awareness and competitive edge. The awards that our company or our products have won include the following:

●	Harper’s Bazaar Beauty Awards 2011 – Best Brow Pencil: Empro Triangular Brow Pencil
●	Harper’s Bazaar Beauty Awards 2011 – Best Lengthening Mascara: Empro Brown & Black Mascara
●	Cleo Beauty Hall of Fame 2011 – Award Winning Brow Pencil/ Eyeliner/ Mascara/ Make Up Remover
●	Harper’s Bazaar Beauty Awards 2012 – Best Brow Pencil (Judges Choice): Empro Triangular Brow Pencil
●	Seventeen’s Best Beauty Awards Besties Winner 2012: Empro Triangular Brow Pencil
●	Best Beauty Buys Women’s Weekly 2012 – Best Lash Transformation: Empro Purelash Eyelash Perm
●	Anugerah Kecantikan Untukmu Cosmopolitan 2012 – Best Eyebrow Pencil: Empro Triangular Brow Pencil
●	Harper’s Bazaar Beauty Awards 2013 – Best Brow Pencil: Empro Triangular Brow Pencil
●	Harper’s Bazaar Beauty Awards 2014 – Bazaar Hot 150: Black Diamond Liner
●	Women & Home Best in Beauty 2014 – Triangular Eyebrow Pencil
●	Harper’s Bazaar Beauty Awards 2015 – Bazaar Hot 150: Empro Triangular Eyebrow Pencil/Black Diamond Liner
●	Cleo Beauty Hall of Fame 2015 – Triangular Eyebrow Pencil
●	HWB Awards by Watsons Winner 2015 – Triangular Eyebrow Pencil
●	CCKS Awards 2015 – Triangular Eyebrow Pencil
●	Reader Choice’s Award 2020 – Best Surgical Face Mask
●	Natural Health Awards 2022 – Best Highest Grade FaceMask
●	Natural Health Awards 2022 – Best Eyebrow Pencil
●	Watsons HWB Awards 2022 – Best Partner Recognition Award
●	Watsons HWB Awards 2023 – Best Partner Recognition Award
●	Beauty Insider Malaysia Beauty & Wellness Award 2023 – Red Edition Triangular Eyebrow Pencil (product recognized as the best eyebrow pencil and a blogger’s choice)

Marketing Strategy

We have designed our marketing strategy to be adaptable and to evolve in response to local market dynamics and customer preferences. We leverage a diverse range of marketing channels to expedite market penetration and foster brand growth, including online retail, retail stores, distribution arrangements with strategic partners, and participation in trade shows, as discussed more fully below.

Online Retail:

Our products are available through various online platforms including Shopee, Lazada, our official Empro site (empro.my), and our dedicated mobile applications. Our products are also available through the online platforms maintained by our distribution partners, such as Watsons and Sasa. These channels offer convenience and accessibility to a wide customer base, allowing us to reach consumers nationwide.

Retail Stores:

We maintain a physical presence with five retail stores strategically located across key shopping destinations within Malaysia. This includes two outlets at Mid Valley Megamall Kuala Lumpur, one at Mid Valley Southkey, our flagship store in Damansara, and the SpaceLift flagship store at Pavilion Kuala Lumpur. These retail spaces not only provide opportunities for product sales, but they also serve as immersive brand experiences, providing customers with personalized service and product demonstrations that we believe enhance customer engagement and loyalty. For further information about our retail locations, see “Properties and Facilities” below.

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Distributorships:

Engaging local and international distributors is integral to our growth strategy. By partnering with distributors, we expand our reach into new markets and gain access to established distribution networks. These partnerships are fortified by the trading term agreements that we enter into with distributors, which we believe help to efficiently leverage the market reach of these distributors to swiftly distribute our products, thereby maximizing market penetration within a short timeframe. Additionally, we believe that these agreements provide us with a basis for forecasting minimum sales targets, which is facilitated by the number of outlets covered. Overall, we believe that our trading term agreements offer several key benefits:

●	Stability of Sales: Our agreements with our distribution partners provide a structured framework for conducting business, enhancing consistent sales and revenue streams. By establishing clear terms and conditions, we seek to mitigate uncertainties and foster long-term partnerships with our distributors.

●	Attainment of Targeted Goals: Through the agreements that we have entered into with our distribution partners, we set mutually agreed-upon targets and objectives, with a portion of the compensation paid to our distribution partners being dependent upon the attainment of these targets and objectives. We believe that this collaborative approach incentivizes distributors to proactively promote and sell our products, driving towards shared goals and objectives. Regarding incentives offered to distributors, our approach typically involves providing marketing support. This support may include additional allocations of product testers to outlets, ensuring that consumers have ample opportunity to experience our products firsthand. We also offer Point of Sale Materials to enhance product visibility and tailor commission schemes for distributor staff, incentivizing them to actively promote our products.

●	Enhanced Margins: The agreements that we have entered into with our distribution partners incorporate incentives for distributors who achieve pre-agreed sales targets. By offering enhanced margins or volume-based discounts, we believe that we motivate distributors to maximize sales efforts and expand market reach.

One of our key partnerships is with Watsons, a leading retailer in the ASEAN region with over 700 stores throughout Malaysia and, globally, operating 8,000 stores and more than 1,500 pharmacies in 15 Asian, European and Middle-East markets. During 2023, our collaboration with Watsons resulted in significant sales figures, showcasing the effectiveness of this partnership in driving sales and market penetration. Similarly, our collaboration with Sasa, one of the leading cosmetics retailing groups in Asia with over 60 locations throughout Malaysia as well as a robust online presence, has yielded strong results, further solidifying our presence in the beauty industry. Our products are not only available at the retail locations for Watsons and Sasa, but are also available through the online sales platforms that are maintained by these distribution partners.

During the fiscal years ended December 31, 2023, 2022 and 2021, gross sales of our healthcare products through Watsons were $1,476,276, $5,108,555 and $3,120,036, respectively, and gross sales of our beauty products through Watsons were $52,542, $18,683 and $8,363, respectively. Also, during the fiscal years ended December 31, 2023, 2022 and 2021, gross sales of our healthcare products through Sasa were $7,083, $93,836 and $128,288, respectively, and gross sales of our beauty products through Sasa were $20,590, $34,973 and $28,990, respectively.

Events and Trade Shows:

We actively participate in local and international events and trade shows to showcase our products and connect with potential business partners. These exhibitions serve as platforms to not only promote our products but also to explore opportunities for expansion beyond Malaysia’s borders. We believe that our presence at these events underscores our commitment to innovation and excellence in the beauty industry.

By harnessing the strengths of these marketing channels and fostering collaborative relationships with key partners, we continue to strengthen our position in the market and drive sustained growth.

As noted above, during 2024 we have participated in, or plan to participate in, the following shows and exhibitions outside of Malaysia, with the potential to add additional engagements as the year continues:

●	CIBE, Guangzhou, China - March 2024
●	Cosmoprof, Bologna, Italy - March 2024
●	XIBE, Shang–ai, China - June 2024
●	Beauty Istanbul, Turkey - October 2024
●	Beauty World Dubai, UAE - October 2024
●	Medica Dusseldorf, Germany - November 2024

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Growing Markets for Products

Our strong presence in the B2B channel has been a cornerstone of our success, and now, as part of our strategic plan, we believe that we are poised to enhance our online sales channel to further amplify our reach and drive sales growth.

With respect to our medical face masks, our focus is on the sustainability of sales, marked by long-term supply agreements with several B2B stores (such as Watsons and Sasa), pharmacy chains, hospitals, and mandatory mask-wearing environments such as factories. Expanding our customer base for our medical face masks beyond Malaysia is an important part of our deliberate efforts to ensure a more stable revenue stream post-pandemic.

Our medical face masks, which are sold under the Aerofit brand, are noteworthy not only for their functionality but also for their legal protection, with trademarks, industrial design registrations and patents attesting to their novelty and inventiveness.

Simultaneously, our recently launched skincare product, SpaceLift, is critical to the expansion and diversification of our sales channels and revenue streams due to its innovative features and market potential. The trademarked status of SpaceLift further emphasizes its uniqueness in the market. These strategic initiatives underscore our commitment to sustained growth and innovation in both the face mask and skincare segments.

Revenue Diversification

During the COVID-19 pandemic and its immediate aftermath, our revenue was highly concentrated in our healthcare segment, which segment began during COVID-19 with the launch of our medical face mask products. Specifically, during the 2022 fiscal year, we derived 97.48% of our revenue from our healthcare segment. In response to this significant concentration of revenue, and the waning of COVID-19, we recognized the imperative to mitigate risks and ensure financial stability through revenue diversification. Consequently, commencing in 2023 we initiated a strategic initiative to broaden our revenue streams, thereby reducing our reliance on any single sector, which strategic initiative is ongoing. This endeavor involved expanding our operations across multiple segments, including product distribution, B2B e-commerce, and B2C e-commerce, alongside our core product-related business segments. This strategic pivot towards diversification reinforces our financial resilience and bolsters our ability to weather market fluctuations.

The introduction of our recently launched SpaceLift product within our skincare segment provides confidence in the efficacy of our investments in local and international exhibitions within the skincare industry. We expect to generate substantial returns from these initiatives, as SpaceLift represents a significant addition to our product portfolio, which we believe has the potential to capture a significant market share both within Malaysia and internationally.

Furthermore, we have diversified our range of eyebrow pencils beyond the signature triangular eyebrow pencil offerings under our EMPRO brand, with the launch during 2024 of our Premio and Mios brands. This strategic diversification aims to broaden our appeal and capture a wider audience within the beauty market.

As we look towards the future, we are optimistic about the prospects of our strategic initiatives to diversify our revenue streams. We anticipate that these endeavors will yield positive outcomes, thereby enhancing our financial stability and resilience in the years ahead.

With respect to our 2023 fiscal year, the amount and percentage of revenue generated from our healthcare, skincare and cosmetic business segments is set forth in the table below.

Segment	Percentage	Sales (USD)
Healthcare	89.7%	3,316,800
Skincare	1.3%	47,066
Cosmetic	9.0%	332,857

Relationships with Partners, Regulators, and Government

We value strong relationships with our partners, regulators, and government authorities. These collaborations help us navigate the regulatory landscape, ensure compliance, foster positive industry relationships and generate revenue from product sales. Such partnerships also enhance our credibility and sustainability.

As noted above, we established pre-agreed terms with our B2B partners and also other major customers to enhance sales, safeguard our business relationships and promote more favorable trading terms.

We also believe that our relationships help us to ensure timely renewal of licenses and certifications with applicable regulatory agencies so as to maintain a clean compliance record.

As of the date of this prospectus, the partner relationships through which we manufacture and distribute our products are set forth below.

Healthcare Segment

On May 14, 2021, EMP Solution entered into an Exclusive Sole Distribution Agreement with Jingga Anggun Sdn Bhd (“Jingga Anggun”), a leading non-woven fabric disposable mask manufacturer that is based in Malaysia, pursuant to which Jingga Anggun agreed to supply medical facemasks to EMP Solution on an exclusive basis under the trade name EMPRO and Jingga Anggun granted exclusive sole distribution rights to EMP Solution for private label business dealings under trade names other than EMPRO. During the fiscal years ended December 31, 2023 and 2022, EMP Solution paid an aggregate of $1,526,651 and $6,619,362, respectively, pursuant to this arrangement. As of December 31, 2023 and 2022, the aggregate amount owed by EMP Solution to Jingga Anggun was $437,682 and $341,647, respectively. The term of this agreement is for five years and it shall be automatically renewed. The agreement may be terminated by mutual agreement, however, notice must be given at least six months prior to the intended termination if the termination is initiated by Jingga Anggun. The sole director of Jingga Anggun is the son of Prof. Yeoh.

EMP Solution entered into an Agreement for Supply of Goods, effective July 1, 2023, with Hong Kong Sa Sa (M) Sdn Bhd (“Sasa”), one of the leading cosmetics retailing groups in Asia with over 60 locations throughout Malaysia as well as a robust online presence, regarding the sale of our medical facemask products in Sasa’s locations and online distribution channels throughout Malaysia. During the fiscal year ended December 31, 2023, EMP Solution generated sales of $7,083 pursuant to this arrangement. In general, Sasa is compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that Sasa pays to EMP Solution to acquire the products. The term of this agreement is one year, and it shall be automatically renewed on consecutive terms of one year each on the same terms and conditions unless one party gives the other party 90 days written notice that it wishes to terminate.

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In January 2020, EMP Solution entered into a Trading Term Agreement with Watsons Personal Care Stores, a leading retailer in the ASEAN region with over 700 stores throughout Malaysia and, globally, operating 8,000 stores and more than 1,500 pharmacies in 15 Asian, European and Middle-East markets, regarding the sale of our medical face mask products in Watsons locations and online distribution channels throughout Malaysia. During the fiscal years ended December 31, 2023 and 2022, EMP Solution generated sales of $1,476,276 and $5,108,555, respectively, pursuant to this arrangement. In general, Watsons is compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that Watsons pays to EMP Solution to acquire the products. The initial term of this agreement is for three years, and it will remain in force unless suspended or amended by the parties thereto.

Cosmetics Segment

In January 2024, EMP Solution entered into a Trading Terms agreement with Watsons Personal Care Stores, a leading retailer in the ASEAN region with over 700 stores throughout Malaysia and, globally, operating 8,000 stores and more than 1,500 pharmacies in 15 Asian, European and Middle-East markets, regarding the sale of our red edition eyebrow pencil and our Mios eyebrow pencil in Watsons locations and online distribution channels throughout Malaysia. During the three months ended March 31, 2024, EMP Solution generated sales of $26,244 pursuant to this arrangement. In general, Watsons is compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that Watsons pays to EMP Solution to acquire the products. The term of this agreement is for five years, and it is renewable for further successive five-year periods by giving not less than three month’s written notice. The agreement contains a restriction, whereby we cannot sell the products subject to the contract to certain specified retailers, including Guardian, Caring, Aeon Wellness, Big and AA Pharmacy.

EMP Solution entered into an Agreement for Supply of Goods, effective July 1, 2023, with Hong Kong Sa Sa (M) Sdn Bhd (“Sasa”), one of the leading cosmetics retailing groups in Asia with over 60 locations throughout Malaysia as well as a robust online presence, regarding the sale of our red edition eyebrow pencil in Sasa locations and online distribution channels throughout Malaysia. During the fiscal year ended December 31, 2023, EMP Solution generated sales of $20,590 pursuant to this arrangement. In general, Sasa is compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that Sasa pays to EMP Solution to acquire the products. The term of this agreement is for one year, and it shall be automatically renewed on consecutive terms of one year each on the same terms and conditions unless one party gives the other party 90-days’ written notice that it wishes to terminate.

On December 12, 2020, EMP Solution entered into a Letter of Undertaking to Supply Products with Mosfac Sdn Bhd (“Mosfac”), a Malaysia-based manufacturer of cosmetics and health care products, pursuant to which Mosfac agreed to supply triangular eyebrow pencils and related products to EMP Solution upon the terms and conditions set forth therein. The products included in this arrangement include our red edition eyebrow pencil, black diamond liner, and eyebrow pencils marketed under our Premio and Mios brands, as well as our SpaceLift skincare product. As of December 31, 2023 and 2022, EMP Solution had outstanding trade and other receivables from Mosfac in the aggregate amounts of $335,880 and $10,829, respectively, arising from advances to Mosfac for the purchase of cosmetic product stock, and as of such dates EMP Solution had outstanding payables to Mosfac in the aggregate amounts of $0 and $24,346, respectively, arising from the purchase of cosmetic stock. The term of the agreement is perpetual. The agreement may be terminated by mutual agreement, however, notice must be given at least six months prior to the intended termination. Prof. Yeoh is a 50% shareholder and a director of Mosfac.

Skincare Segment

In September 2023, EMP Solution entered into a Trading Terms Agreement with Watsons Personal Care Stores, a leading retailer in the ASEAN region with over 700 stores throughout Malaysia and, globally, operating 8,000 stores and more than 1,500 pharmacies in 15 Asian, European and Middle-East markets, regarding the sale of our SpaceLift skincare product in Watsons locations and online distribution channels throughout Malaysia. Due to the fact that this agreement was not entered into until September 2023, EMP Solution did not generate any sales pursuant to this agreement during the 2023 fiscal year. In general, Watsons is compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that Watsons pays to EMP Solution to acquire the products. The initial term of this agreement is for three years and it will remain in force unless suspended or amended. The agreement contains a restriction, whereby we cannot sell our SpaceLift skincare product to certain specified retailers, including Guardian, Aeon Wellness and Alpro Pharmacy.

On April 1, 2024, EMP Solution entered into a Trading Term Agreement with Sasa, one of the leading cosmetics retailing groups in Asia with over 60 locations throughout Malaysia as well as a robust online presence, regarding the sale of our SpaceLift skincare product in Sasa locations and online distribution channels throughout Malaysia. In general, Sasa is compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that Sasa pays to EMP Solution to acquire the products. The initial term of this agreement is for one year, and it shall be automatically renewed on consecutive terms of one year each on the same terms and conditions unless one party gives the other party 90-days’ written notice that it wishes to terminate.

On February 1, 2024, EMP Solution entered into an Exclusive Distributor Agreement with Pro Tek AS, regarding the distribution of our SpaceLift skincare product in Finland, Denmark, Sweden and Norway. The agreement contains an annual sales target of 12,000 bottles of 100 ml SpaceLift for Pro Tek to retain its exclusivity status. In general, Pro Tek is compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that Pro Tek pays to EMP Solution to acquire the products. The term of this agreement is for three years, with renewal to be reviewed upon expiration of the term.

On January 1, 2024, EMP Solution entered into an Exclusive Distributor Agreement with Sash Trader, regarding the distribution of our SpaceLift skincare product in India. The agreement contains an annual sales target of 75,000 bottles of 100 ml SpaceLift for Sash Trader to retain its exclusivity status. In general, Sash Trader is compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that Sash Trader pays to EMP Solution to acquire the products. The term of this agreement is for three years, with renewal to be reviewed upon expiration of the term.

On May 1, 2024, EMP Solution entered into an Exclusive Distributor Agreement with Aerofit Multiplus Pte Ltd, regarding the distribution of our SpaceLift skincare product in Singapore. The agreement contains an annual sales target of RM 4,000,000 for Aerofit Multiplus to retain its exclusivity status. In general, Aerofit Multiplus is compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that Aerofit Multiplus pays to EMP Solution to acquire the products. The term of this agreement is for three years, with renewal subject to review upon expiration of the term.

On May 1, 2024, EMP Solution entered into an Exclusive Distributor Agreement with Sasa International Holdings Ltd, regarding the distribution of our SpaceLift skincare product in Hong Kong and Macau. The agreement contains an annual target of ________ bottles of 100 ml SpaceLift. In general, Sasa International Holdings is compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that Sasa International Holdings pays to EMP Solution to acquire the products. The term of this agreement is for _____ years[, and it shall be automatically renewed].

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The table below summarizes the arrangements described above with our material business partners.

Segment	Product	Parties	Nature of the Contract	Date	Exclusivity

Healthcare	Medical face masks	Jingga Anggun & EMP Solution	OEM of medical face masks under brand name “Empro”	May 14, 2021	Yes
	Medical face masks	EMP Solution and Hong Kong Sa Sa (M) Sdn Bhd	Agreement for Supply of Goods / Trading Term Agreement	July 1, 2023	No
	Medical face masks	EMP Solution & Watsons Personal Care Stores (Malaysia)	Trading Terms Agreement	January 2020	No

Cosmetics	Red edition eyebrow pencil & Mios eyebrow pencil	EMP Solution & Watsons Personal Care Store (Malaysia)	Trading Terms Agreement	January 2024	Yes
	Red edition eyebrow pencil	EMP Solution and Hong Kong Sa Sa (M) Sdn Bhd	Agreement for Supply of Goods / Trading Term Agreement	July 1, 2023	No
	Red edition eyebrow pencil / ABMM / Black Diamond Liner / Premio / Mios / SpaceLift	EMP Solution & Mosfac	OEM	December 12, 2020	Yes

Skincare	SpaceLift	EMP Solution & Watsons Personal Care Store (Malaysia)	Trading Terms Agreement	September 2023	Yes
	SpaceLift	EMP Solution & Sasa (Malaysia)	Trading Terms Agreement	April 1, 2024	No
	SpaceLift	EMP Solution & Pro Tek AS	Distributor Agreement	February 1, 2024	Yes
	SpaceLift	EMP Solution & Sash Trader	Distributor Agreement	January 1, 2024	Yes
	SpaceLift	EMP Solution & Aerofit Multiplus Pte Ltd	Distributor Agreement	May 1, 2024	Yes
	SpaceLift	EMP Solution & SaSa International Holdings Ltd	Distributor Agreement	May 1, 2024	Yes

Strong and Experienced Management Team

We boast a robust and experienced management team comprised of dynamic professionals with diverse backgrounds. This collective expertise includes seasoned professionals such as professional accountants, regulatory specialists well-versed in Malaysia’s governmental intricacies, international trade economists, lawyers, and biochemists. The extensive experience of our management team plays a pivotal role in our success, providing essential leadership, strategic vision, and a deep commitment to fulfilling our mission.

Prof. Yeoh, our founder and principal executive officer, leads and inspires the management team. With a keen sensitivity to market needs and a detail-driven approach, Prof. Yeoh adds a unique touch to our products.

Our competitive advantages extend beyond our products and services, encompassing a rich brand history, proven track record, numerous awards, marketing prowess, adaptability to market changes (as evidence by our pivot to medical face masks during COVID-19), growing revenue diversification, strong relationships, and a highly skilled management team. These advantages collectively establish our position in the industries in which we operate.

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Investments in cutting-edge technologies, continuous product development, and the launch of new brands drive our progression. Current and planned expansion efforts into new markets and collaborations with global partners further strengthen our global reach. Overall, we believe that our competitive advantages not only fortify our standing in the industry but also underscore our commitment to excellence and innovation.

Our growth strategies

We meticulously optimize both our online and offline presence to align with our sales strategy and brand positioning, in an effort to ensure that our brand consistently occupies a prominent place in the consciousness of our customers. Our approach is omnichannel, designed to evolve in tandem with our understanding of dynamic market conditions.

The transformative impact of COVID-19 has had a lasting impact, and has elevated online platforms to a mature stage. Amid nationwide movement control orders and shelter-in-place mandates, the potency of social media and online selling platforms was unleashed. Recognizing the paramount importance of online marketing, we are dedicated to harnessing the power of social media and actively engaging in influencer marketing as integral components of our strategy. This strategic focus is designed not only to heighten brand visibility but also to cultivate deeper customer engagement.

To underscore the significance of online marketing, in a world increasingly shaped by digital interactions, the online sphere has become an indispensable channel for brand promotion and customer connection. The dynamic nature of social media platforms provides a unique opportunity to reach and resonate with diverse audiences, amplifying brand impact and fostering lasting relationships with customers.

Simultaneously, as part of our commitment to solidify market positioning and brand identity, we will consider, on a strategic and limited basis, the expansion of our physical stores. We believe that these brick-and-mortar establishments serve as valuable touchpoints for increased brand exposure and enhanced customer experiences, thereby complementing our overarching omnichannel strategy.

Investment in New Technologies – Customized CRM for B2B and B2C

We acknowledge the pivotal role of technology in the contemporary business landscape. To stay at the forefront of innovation, we have made significant investments and will continue to do so in the development of an in-house e-commerce application. This application is currently in the advanced development stage, with a focus on delivering a seamless experience for both our B2B and B2C customers. Tailored to meet the unique needs of each segment, the platform boasts robust features, including personalized product recommendations, efficient order management systems, and streamlined checkout processes. For our B2B clientele, the application offers bulk ordering capabilities, customized pricing structures, and dedicated account management features to enhance the purchasing experience. Meanwhile, our B2C customers will benefit from user-friendly interfaces, secure payment options, and engaging content to facilitate their shopping journey. By investing in this tailored e-commerce solution, we aim to elevate customer satisfaction, drive sales growth, and foster long-term relationships with both business partners and individual consumers.

Expansion into New Markets or Territories

In the pursuit of elevating our brand presence, we have embarked on an exciting journey into untapped markets and territories. Our expansion strategy involves an in-depth exploration of new avenues, characterized by comprehensive market research and analysis. This undertaking is designed not only to identify lucrative opportunities but also to facilitate a seamless and successful entry into these regions, thus fortifying our global footprint.

Take, for instance, the journey of our Empro brand triangular eyebrow pencil, a trailblazing product that, since its initial introduction in Malaysia, has transcended the borders of Malaysia to other ASEAN nations as well as to the sophisticated markets of China (where we previously sold, but no longer sell, eyebrow pencils). This expansion is a testament to our commitment to delivering quality beauty products to diverse international audiences. We plan to expand the commercialization of this product to Singapore and Hong Kong during 2024, with further expansion to India, Thailand and Europe planned for the months thereafter. However, with respect to our new eyebrow pencils under our Premio brand (which was established in the second quarter of 2024 and which we plan to launch during the fourth quarter of 2024) and our Mios brand (which was established in the second quarter of 2024 and which was launched during the second quarter of 2024), we plan to focus our near-term commercialization efforts on Malaysia.

Furthermore, with respect to our medical facemasks, which were first commercialized in Malaysia in 2020 and in Thailand in the first quarter of 2024, we have successfully navigated the healthcare landscapes of various countries, including those in Scandinavia, where we have established a robust partnership with The Siam Cement Public Company Limited in Thailand as our distributor. We plan to continue to launch this product throughout 2024 and into 2025, with such efforts focused on India, Europe and the United States.

As for our new SpaceLift product, which was launched in Malaysia during the first quarter of 2024, our approach involves securing pivotal distributorships in key regions beyond Malaysia as we continue the introduction of this product. As of the date of this prospectus, we have launched SpaceLift in Malaysia, Hong Kong, Switzerland and Austria, and we plan to commercialize SpaceLift into the market in Singapore, China, Thailand, India, Denmark, Norway, Finland, Sweden, UAE, Romania, Slovakia, Japan, the Netherlands, Belgium and the United States over the next 12 months. This strategic move will serve as a pivotal milestone in the expansion of our global reach and the establishment of SpaceLift as a premier brand in the international market.

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Conclusion - Our Growth Strategies:

Our growth strategies serve as the catalyst for our advancement and expansion within the beauty and healthcare industries. These strategies encompass a spectrum of initiatives, including innovative marketing and branding approaches, investments in cutting-edge technology, the introduction of new products and brands, and the strategic penetration of global markets.

We are actively fostering partnerships with global stakeholders, including suppliers and B2B customers, to broaden our reach and access new markets and resources. Our emphasis on expanding distribution networks, brands, and customer support underscores our commitment to delivering unparalleled value to our clientele.

We view our growth strategies as the blueprint for a future characterized by innovation, global reach, and a steadfast commitment to excellence. As we pursue these strategies, we are confident in our ability to sustain success in the competitive beauty industry.

For upcoming expansions, we are targeting entry into the United States, Japan, UAE and additional ASEAN and European countries, further solidifying our global presence and market footprint.

Our Business Divisions

Our Business Divisions: Nurturing Growth, Innovation and Expansion

Strategic Expansion for Sustained Corporate Advancement

We ardently uphold the conviction that strategic diversification serves as a pivotal foundation for the resolute growth of a business. Acknowledging the imperative for diversified revenue streams and astute risk management, we have steadfastly immersed ourself in the expansion of our business portfolio, augmenting the spectrum of services and products we deliver.

At present, we operate with two primary divisions, namely healthcare and beauty, each of which we believe will make substantial contributions to the generation of resilient and stable cash flow.

Throughout 2021, our strategic focus centered on the opening of new retail outlets for both segments. This manifested itself in the establishment of a specialized retail outlet dedicated to our healthcare products and another specialized retail outlet dedicated to our beauty products, each strategically positioned at the fashionable Mid Valley Mall in the heart of Kuala Lumpur.

The next year, 2022, we expanded our footprint with the inception of second specialized retail outlets for both product categories— healthcare and beauty. One retail outlet is strategically located in the elite locale of Damansara, within the upscale enclave of Selangor, and another retail outlet is located at Mid Valley Southkey in Johor, strategically poised to capture the affluent Singaporean market.

The fourth quarter of 2023 marked a significant triumph for our company, as we secured coveted retail space in the Tier 1 prestige mall, Pavilion Kuala Lumpur, designating this location as the flagship store for SpaceLift.

Looking ahead to 2024 and beyond, our strategy regarding the opening of new stores remains cautious. Our data analysis indicates that relying on distributors may yield superior sales outcomes compared to the significant investments required for store openings, including deposits, renovations, rental commitments, and staffing costs. Consequently, we plan to prioritize the optimization of resource allocation by refraining from heavy investments in physical locations. Instead, we intend to allocate resources towards strengthening partnerships with distributors, leveraging their existing infrastructure and market expertise to drive sales more efficiently and cost-effectively. Moreover, we are considering reallocating the reserved budget towards overseas marketing initiatives and participation in industry exhibitions. These endeavors present valuable opportunities to enhance brand visibility, forge new partnerships, and capture market share on a global scale. By prioritizing these strategic initiatives, we aim to bolster our international presence and drive sustained growth while mitigating the risks associated with opening new physical stores.

Strategic Global Presence through International Engagements

In our pursuit of international expansion, meticulous planning and strategic partnerships underscore our commitment to establishing a robust global presence. We place significant importance on our visibility at trade fairs, ensuring not only a comprehensive international appearance but also the cultivation of potential business partnerships with reputable distributors.

During 2022, we actively participated in international medical trade exhibitions that were held in various countries, including Germany, Japan, Dubai, and Singapore. This concerted effort allowed us to showcase our innovative products on a global stage and forge connections with promising business partners.

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During the following year, 2023, we were involved in one of the foremost healthcare trade exhibitions, Medica, held in Germany. Simultaneously, we extended our reach to various beauty and healthcare trade exhibitions, both in Malaysia and beyond, spanning key locations such as Kuala Lumpur, Bangkok, Jakarta, Dubai, Hong Kong, and Mumbai. This multifaceted approach sought to solidify our presence in both the healthcare and beauty industries on a global scale.

For 2024, our commitment to international engagements remains strong. We have participated in, or plan to participate in, prestigious events in Bologna, Guangzhou, and Istanbul, as noted elsewhere in this prospectus. These strategic undertakings serve as crucial milestones in our continuous efforts to expand our international footprint and foster meaningful collaborations with industry leaders worldwide.

Beauty

Within our beauty division, we assume a pivotal role as a supplier of beauty services and a supplier of premium cosmetics and skincare products, including our signature triangular eyebrow pencils (marketed under the Empro, Premio and Mios brands) and our new SpaceLift skincare product. Our collaborative efforts extend to key partnerships with prominent players in the personal care industry, such as Watsons, Sasa and Guardian, strategically covering the entirety of Malaysia as well as other markets within the ASEAN region. These collaborations represent our three main key accounts within the beauty category, reinforcing our commitment to delivering excellence.

The products that we currently market or plan to market within our beauty division are as follows:

●	Triangular eyebrow pencils (Empro brand): Our Empro brand triangular eyebrow pencils, which were first marketed in [2007], are our flagship beauty product. Our Empro brand eyebrow pencils are targeted toward established working professionals and executives who value quality and sophistication. Our Empro eyebrow pencils are currently commercialized in Malaysia and Thailand, with plans to expand to Europe, India and the United States over the next 12 months.

●	Triangular eyebrow pencils (Mios brand): Our new eyebrow pencils marketed under the Mios brand are meticulously crafted for a youthful demographic. Targeting college students and young professionals with a penchant for high-quality cosmetics but with limited discretionary budgets, our Mios triangular eyebrow pencils offer a playful and colorful array without compromising on excellence. The commercial launch of this brand of eyebrow pencils began in Malaysia during the second quarter of 2024. Our near term commercial efforts with respect to our Mios brand eyebrow pencils will be focused on the Malaysian market.

●	Triangular eyebrow pencils (Premio brand): Our new eyebrow pencils marketed under the Premio brand are tailored for middle-income working executives seeking a balance between affordability and the enduring quality associated with EMPRO, and is aimed at the Malay market across Malaysia and Muslim countries. The commercial launch of this brand of eyebrow pencils in Malaysia is scheduled for the fourth quarter of 2024, with plans to enhance our marketing efforts through online livestream platforms, including TikTok, with key opinion leaders and influencers having a significant role. Our near term commercial efforts with respect to our Premio brand eyebrow pencils will be focused on the Malaysian market.

●	Black diamond eyeliner: Our Empro brand black diamond eyeliner, which was launched in the third quarter of 2020 in Malaysia, is designed for working professionals and existing customers who already use our signature eyebrow pencil. We believe that these customers seek a long-lasting eyeliner that can endure long working hours. We plan to expand our commercial efforts for this product into Singapore in the third quarter of 2024.

●	SpaceLift by EMPRO: Our foray into skincare introduces SpaceLift - a potent botanical-based water delivering an instant lifting effect in just five minutes – which we launched in Malaysia in the first quarter of 2024. This product is designed for consumers aged 30 and over, including in particular professionals and executives with middle to high incomes. As of the date of this prospectus, we have commercially launched SpaceLift in Malaysia, Hong Kong, Switzerland and Austria, and we plan to commercially launch SpaceLift in Singapore, China, Thailand, India, Denmark, Norway, Finland, Sweden, UAE, Romania, Slovakia, Japan, the Netherlands, Belgium and the United States over the next 12 months.

Healthcare

Our healthcare division is dedicated to providing top-tier healthcare solutions to a continuously expanding customer base. Serving as a robust pillar of growth for our company, this division generates a substantial portion of our revenue. Almost all of the revenue generated from the sale of our healthcare products derives from the sale of medical face masks and test kits, with the remaining revenue of $17,947 in 2023 and $32,256 in 2022 principally arising from sales of our antibacterial moisturizing mist product, which was introduced in 2021. Our strategic approach revolves around innovation, customer satisfaction, and the development of products that align with the evolving needs of healthcare professionals and consumers alike. We plan to take steps to increase revenue from this division, while simultaneously diversifying our product offerings within our beauty division (and increasing the revenue generated from such division), so that the percentage of our overall revenue that is generated through our healthcare division decreases.

Our medical facemasks were first commercialized in Malaysia in 2020 and in Thailand in the first quarter of 2024. We plan to focus our geographic expansion efforts with respect to our medical facemasks in India, Europe and the United States throughout 2024 and into 2025.

Technology Innovation for Enhanced Customer Engagement

We consistently seek to pursue technological advancement, and in connection with such pursuit, we are in the final stages of developing an in-house application designed to seamlessly connect our online market and B2C platform directly with our customers. This bespoke software is meticulously tailored to customize our customer management system, aligning with the unique requirements of our business operations.

The multifaceted capabilities of this innovative solution are intended to extend beyond mere customization. It is designed to empower us to closely monitor the effectiveness of our promotional strategies, ensuring that such strategies deliver maximum benefit to our end customers. Moreover, we believe that this application will serve as a catalyst for expanding our network, not confined to Malaysia alone but extending its reach worldwide. In collaboration with our distributors, we believe this application will become an indispensable and robust support tool, fostering a strong and efficient presence in the countries and territories in which we operate. This forward-thinking technology is intended to elevate our customer engagement to higher levels, propelling the success of our business on a global scale.

Supply Chain and Distribution

In the intricate mosaic of our operations, the Supply Chain and Distribution facet emerges as the silent architect of operational fluidity. While revenue generation may not directly fall under its purview, the division plays an indispensable role in shaping the contours of our overarching success. We navigate the procurement landscape by relying on a limited supplier base, in particular Jingga Anggun with respect to our medical face masks and Mosfac with respect to our beauty products, on whom we rely to source raw materials for our products. The prices of the raw materials for our products are, in general, not volatile; however, to the extent that the prices of raw materials change due to currency fluctuations, inflationary pressures or other reasons, the costs to us of our products under our existing arrangements with our manufacturing partners will remain stable.

At the core of our strategic framework lies a deep commitment to excellence, precision, and responsiveness in the orchestration of a seamless supply chain and distribution network. Our supply chain management is an artful design, meticulously optimizing the trajectory of goods, information, and finances — from the initial sourcing of raw materials by our manufacturing partners to the ultimate delivery of products to our customers.

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This process involves the cultivation of strategic partnerships with suppliers, meticulous inventory management, and the infusion of cutting-edge technologies to elevate visibility and efficiency at every stage.

Approaching distribution with an steadfast dedication to reliability and customer satisfaction, our distribution network has been designed to function as a well-orchestrated system that spans local, regional, and international channels. This ensures the timely delivery of our products, harmonizing with the diverse demands of our global clientele.

The strength of our distribution network is further enhanced through strategic collaborations with trusted logistics partners and distributors. With advanced forecasting, precise demand planning, and real-time tracking, we uphold a nimble and responsive distribution system that seamlessly adapts to the dynamic needs of the market.

Two of the primary components of our supply chain and distribution function are our supply arrangements with Jingga Anggun Sdn Bhd. (“Jingga Anggun”) and Mosfac Sdn Bhd. (“Mosfac”).

Specifically, on May 14, 2021, EMP Solution entered into an Exclusive Sole Distribution Agreement with Jingga Anggun, a leading non-woven fabric disposable mask manufacturer that is based in Malaysia, pursuant to which Jingga Anggun agreed to supply medical facemasks to EMP Solution on an exclusive basis under the trade name EMPRO and Jingga Anggun granted exclusive sole distribution rights to EMP Solution for private label business dealings under trade names other than EMPRO. During the fiscal years ended December 31, 2023 and 2022, EMP Solution paid an aggregate of $1,526,651 and $6,619,362, respectively, pursuant to this arrangement. As of December 31, 2023 and 2022, the aggregate amount owed by EMP Solution to Jingga Anggun was $437,682 and $341,647, respectively. The term of this agreement is for five years and it shall be automatically renewed. The agreement may be terminated by mutual agreement, however, notice must be given at least six months prior to the intended termination if the termination is initiated by Jingga Anggun. The sole director of Jingga Anggun is the son of Prof. Yeoh.

In addition, in December 2020, EMP Solution entered into a Letter of Undertaking to Supply Products with Mosfac, a Malaysia-based manufacturer of cosmetics and health care products, pursuant to which Mosfac would supply triangular eyebrow pencils and related products to EMP Solution upon the terms and conditions set forth therein. The products included in this arrangement include our red edition eyebrow pencil, black diamond liner, and eyebrow pencils marketed under our Premio and Mios brands, as well as our SpaceLift skincare product. As of December 31, 2023 and 2022, EMP Solution had outstanding trade and other receivables from Mosfac in the aggregate amounts of $335,880 and $10,829, respectively, arising from advances to Mosfac for the purchase of cosmetic stock, and as of such dates EMP Solution had outstanding payables to Mosfac in the aggregate amounts of $0 and $24,346, respectively, arising from the purchase of cosmetic stock. The term of the agreement is perpetual. The agreement may be terminated by mutual agreement, however, notice must be given at least six months prior to the intended termination. Prof. Yeoh is a 50% shareholder and a director of Mosfac.

In summation, our commitment to supply chain and distribution excellence is deeply rooted in a holistic approach that harmonizes operational efficiency, technological innovation, and customer-centricity. This ensures that our products not only meet but surpass the expectations of our customers, positioning our company as a beacon of reliability and efficiency in the competitive landscape.

Quality Control

We believe that we have a comprehensive quality assurance program that gives us visibility and control over the quality and safety of our products during the sourcing and production cycle. Over the course of product development, a series of functionality, stability and compatibility tests are performed on the designed packaging materials and product ingredients under various rigorous conditions. We take great care to ensure that our third-party manufacturers share our commitment to quality and ethics. The suppliers with whom we work typically have established high quality production standards given their experience in serving global premium and luxury beauty brands. The third-party manufacturers with whom we cooperate adopt strict internal guidelines and conduct regular inspections to ensure the product quality meets our rigorous standards

We place a strong emphasis on quality control, in an effort to ensure that our products and services are safe, efficacious, and trustworthy. We maintain high standards by working with leading brands involved in sustainability initiatives, utilizing recyclable packaging. Our commitment to quality extends to professional skincare services, cosmetic products, and wellness items.

With respect to our facemask products, we adhere to ISO 13458, GDPMD, CE and USFDA standards, where applicable. Those standards can be summarized as follows:

ISO 13458 – This is an internationally recognized standard for quality management systems specific to the medical device industry. It outlines requirements for the design, development, production and distribution of medical devices, such as our medical facemask products.

GDPMD (Good Distribution Practice for Medical Devices) – This is a set of guidelines established by the Medical Device Authority of Malaysia for the distribution of medical devices within the country. It ensures that medical devices are handled, stored and transported properly to maintain their quality and safety. GDPMD addresses requirements in the medical device supply chain, which include, but are not limited to, product sourcing and procurement; transportation and delivery; storage; installation; commissioning; service and maintenance; calibration and after-sales service; tracking; and documentation and record-keeping practices.

Certificate of Compliance (CE) Marking – This symbol indicates that a product has been assessed by the manufacturer and deemed to conform to European Union standards and regulations regarding health, safety and environmental protection. It is mandatory for medical devices sold within the European Union. Through Jingga Anggun, the supplier of our medical face masks, we received CE approval for our medical face masks in January 2022.

USFDA (United States Food and Drug Administration) – The USFDA regulates medical devices sold in the United States to ensure their safety and effectiveness. Medical devices approved by the USFDA have undergone rigorous testing and evaluation processes to meet quality and safety standards. We plan to apply for approval by the USFDA for our medical face masks and for SpaceLift, in the applicable registration categories, as we expand our operations into the United States market, with commercial launch targeted for the first quarter of 2025.

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Data Security and Privacy

We have adopted data protection policies to ensure the security of our proprietary data and employed a data security team of engineers and technicians dedicated to protecting the security of our data. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We control and manage the use of data within our various departments and do not share data with external third parties, nor do we cooperate with third-party vendors in our data analytics efforts.

We prioritize the security and privacy of the data of our customers. We comply with all relevant data protection laws and have established robust data security measures to safeguard customer information. Data is handled in accordance with industry best practices, ensuring trust and peace of mind for our customers.

For a discussion of risks relating to data security and privacy, see “Risk Factors—Risks Related to Our Business and Industry – We collect, store, process and use a variety of customer data and information for analysis of changing consumer preferences, and we are required to comply with applicable laws relating to privacy, personal information, data security and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

Trademark and Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of trademark law and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this prospectus, we hold 29 registered trademarks, and have submitted an additional nine trademark applications that are pending, strategically spread across countries in which we currently operate and countries that we have targeted for future expansion. These countries include, in addition to Malaysia, the European Union, ASEAN nations, China, Japan, Korea, and the United Arab Emirates. Our commitment to brand protection is evident in our comprehensive approach to securing trademarks in relevant classes and jurisdictions.

As of the date of this prospectus, we also hold ownership rights via registered patents of two distinctive industrial designs for eyebrow pencils, each registered in Malaysia and Korea. These designs reflect our dedication not only to product functionality but also to aesthetic innovation.

Our commitment to innovation is further evidenced by the filing of five patent applications. These applications, submitted in Malaysia, the EU, the US, Australia, and China, attest to the inventiveness and novelty inherent in our range of facemasks. We have successful been granted patent rights in Malaysia, with recent notification of grant for our EU filing, prompting us to initiate the necessary responses.

We also have ownership of eleven domains – including empro.my, mios.com.my, spacelift.my and emprocosmetics.com – underscoring our commitment to a strong online presence. These domains serve as digital gateways that echo the uniqueness and authority of our brand in the virtual landscape.

We implement comprehensive measures to protect our intellectual property in addition to securing trademark, patent and domain name rights. Our key measures to protect our intellectual property include: (i) hiring outside legal counsel to assist in the protection of our intellectual property; (ii) trademark searches prior to the launch of our products, websites and mobile apps; (iii) timely application, registration and filing with relevant authorities for rights to our significant technologies; and (iv) reviews of virtual marketing materials to avoid copyright infringement.

In summary, our intellectual property portfolio encompasses a strategic blend of trademarks, industrial designs, patents, and digital assets. We believe that this multifaceted approach not only safeguards our current ventures but also positions us for sustained success as we navigate the global market.

Our registered trademarks are as follows:

No	Class	Description	Jurisdiction	Expiration	Product
1	3		Singapore	23 Apr 2029	Not in use
2	3		Madrid Protocol (AU-EM-JP-US)	2 May 2024	Not in use
3	10		Malaysia	26 March 2031	Empro surgical face masks
4	10		Malaysia	15 Sept 2031	Test kit
5	10&35		EU	29 Sept 2031
6	10&35		Indonesia	29 Sept 2031
7	10&35		Singapore	29 Sept 2031
8	10&35		Vietnam	29 Sept 2031
9	3		Malaysia	6 June 2033	SpaceLift
10	3		China	14 March 2034	SpaceLift
11	3		UAE	25 May 2025	Logo
12	3		Vietnam	24 Apr 2029
12\3	3, 35, 44		Malaysia	19 Feb 2029
14	35 & 44		Thailand	2 Sept 2024
15	3 & 44		Australia	2 May 2024
16	3 & 44		Japan	2 May 2024
17	44		Indonesia	23 Jan 2027
18	3		Switzerland	2 Sept 2024
19	30		Malaysia	19 Jul 2032	Not in use
20	5&10		Malaysia	17 June 2032	Not in use
21	30		China	1 Nov 2032	Not in use
22	3		China	13 Aug 2026	Logo
23	21,35,44		China	27 Aug 2026	Logo
24	21, 35		China	27 Aug 2026	Logo

Our pending trademarks are as follows:

No.	Class	Description	Jurisdiction	Status
1	10		Malaysia	Filed
2	3, 35, 44		China	Filed
3	30		Malaysia	Under substantive examination
4	3		Thailand	Filed
5	3		Madrid Protocol (Switzerland, Vietnam, EU, UK, Japan, Korea, Philippines, Singapore, USA, Indonesia, UAE, India	Filed
6	3, 35	史贝丽	China	Filed
7	5 & 10		Malaysia	Filed
8	3		Malaysia	Filed

The tables below set forth information regarding our patents:

Industrial Design:

No.	Industrial design	Jurisdiction	Expiration	Product
1		Korea	16 Jan 2025	Eyebrow pencil
2		Malaysia	30 Apr 2025

Patents

No.	Product	Jurisdiction	Application Number	Filing Date
1	Surgical face mask	Malaysia	PI2021003851	June 7, 2021
2	Surgical face mask	Australia	AU2021286385	December 16, 2021
3	Surgical face mask	European Union	EP21216549.2	December 21, 2021
4	Surgical face mask	United States	17/559,980	December 22, 2021
5	Surgical face mask	China	2021115823020	December 22, 2021

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We have not had any material action brought against us by any third parties claiming that we have infringed any of their intellectual property rights, nor have we brought any actions against third parties alleging that such third parties have infringed any of our intellectual property rights. However, from time to time we may be involved in disputes relating to intellectual property rights belonging to or asserted by third parties.

Competition

We compete with both established multinational and domestic brands within the healthcare and beauty industries, as well as small targeted niche brands that continue to enter the markets in which we operate. We believe that we compete primarily on the basis of perceived value, including pricing and innovation, product efficacy, service to the customer, promotional activities, advertising, special events, new product introductions, e-commerce initiatives and other activities. It is difficult for us to predict the timing, scale and effectiveness of our competitors’ actions in these areas or the timing and impact of new entrants into the marketplace.

Some of our current or future competitors, however, may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business and Industry—The healthcare industry and the beauty industry are highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.”

We operate in a competitive landscape, with a focus on professional beauty and healthcare. We differentiate ourselves through an expanding product range, strategic distribution networks, a strong digital presence, and a commitment to sustainability. While we face competition in the markets in which we operate, we believe that the reliability of our brands and our dedication to innovation set us apart.

With respect to our cosmetic products, and in particular our eyebrow pencils, we believe that our primary competitors are Shu Uemura (a luxury Japanese brand that is currently controlled by the L’Oréal Group), and the Bobbi Brown brand owned by The Estée Lauder Companies.

With respect to our SpaceLift skincare product, we believe that our primary competitors are Clarins, a globally recognized brand known for its expertise in plant-based skincare solutions, which offers a selection of similarly priced products for lifting and tightening of the skin, and SK-II, a globally recognized brand that offers a selection of Japanese luxury skincare products, typically at a higher price point.

With respect to our medical face mask products, we believe that our primary competitors are the Malaysian brands Medicos and Neutrovis.

In summary, we are a small but established player in the ASEAN beauty and healthcare industry, with an established history of sales of our signature triangular eyebrow pencil products within Malaysia and other ASEAN countries, that is committed to providing safe, efficacious and trusted products and services to our customers, and to strategically expanding our product offerings and operations. We strive to continuously evolve, while focusing on quality, prioritizing data security and privacy, protecting our intellectual property, and navigating the competitive markets in which we operate through innovation and sustainability.

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, property damage, product liability insurance and carriage of goods insurance.

We have not made any material claims on any insurance policy maintained by us during the period beginning January 1, 2022 to the date of this prospectus.

Employees

We had 38 full-time employees as of May 31, 2024. The following table sets forth the number of our full-time employees as of May 31, 2024:

Function	Number
Management	3
Customer Services and Operations	8
Sales and Marketing	18
General and Administration	9
Total	38

We enter into standard employment agreements with our employees. Our employment agreements with our senior management include standard confidentiality and non-compete clauses.

We believe that we maintain a good working relationship with our employees and contract workers, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

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Properties and Facilities

Our principal executive offices are located in Selangor, Malaysia, where we lease approximately 18,300 square feet of office space for US$4,093 per month. The term of the lease expires in May 2025.

We have a retail outlet in Selangor, Malaysia, where we lease approximately 3,000 square feet of retail space for US$2,105 per month. The term of the lease expires in March 2026.

We have a retail outlet in the Mid Valley Megamall in Kuala Lumpur, Malaysia, where we lease approximately 367 square feet of retail space for the greater of US$3,211 per month or fifteen percent (15%) of monthly gross sales at this location. The term of the lease expires in November 2025.

We have a retail outlet in the Mid Valley Megamall in Kuala Lumpur, Malaysia, where we lease approximately 97 square feet of retail space for the greater of US$3,093 per month or fifteen percent (15%) of monthly gross sales at this location. The term of the lease expires in May 2025.

We have a retail outlet in the Megamall Southkey in Johor Bahru, Malaysia, where we lease approximately 200 square feet of retail space for the greater of US$2,254 per month or twelve percent (12%) of monthly gross sales at this location. The term of the lease expires in November 2024.

We have a retail outlet in Pavilion Bukit Bintang in Kuala Lumpur, Malaysia, where we lease approximately 237 square feet of retail space for the greater of US$3,189 per month or fifteen percent (15%) of monthly gross sales at this location. The term of the lease expires in November 2025.

We believe that the offices that we currently lease are adequate to meet our needs for the immediate future.

*Remarks: The conversion rate is based on the Bank Negara Malaysia exchange rate as of May 31, 2024, which is 4.7035.

Seasonality

Our revenue, cash flow, operating results, and other key operating and performance metrics may vary from quarter to quarter, due to the seasonal nature of spending on consumer products. For example, spending on our beauty products tends to rise in holiday seasons with consumer holiday spending, which may lead to an increase in our revenue and cash flow from our beauty segment during such periods.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

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REGULATIONS

This section sets forth a summary of the principal Malaysian laws, regulations, and rules relevant to our business and operations in Malaysia.

Regulations Relating to our Products

Medical Facemasks

Our medical face masks are regulated by, and have been registered with, the Medical Device Authority of Malaysia (“MDA”) and have obtained Good Distribution Practice for Medical Devices (“GDPMD”). All medical devices in Malaysia, including face masks, fall under the purview of the MDA. Established under the Medical Device Authority Act 2012 (Act 738), MDA operates as a statutory body under the Ministry of Health of Malaysia. The primary mandate of MDA is to oversee and regulate the medical device industry, thereby ensuring compliance with the Medical Device Act 2012 (Act 737) and associated regulations. The regulatory responsibilities of MDA encompass two primary objectives: (1) facilitating trade and industry within the medical device sector; and (2) safeguarding public health and safety by enforcing stringent regulatory standards. Compliance with MDA regulations represents a fundamental requirement for any medical device seeking authorization for market distribution in Malaysia, including our medical face masks.

The MDA registration process generally involves the following steps: (A) determining whether or not the product is a medical device; (B) determining the classification of the medical device according to MDA guidelines; (C) preparing and submitting a comprehensive application dossier, including product specifications, safety and efficacy data and manufacturing information; (D) review of the application by the MDA to ensure compliance with regulatory standards; (E) if necessary, an inspection of the manufacturing facility is conducted to verify compliance with Good Manufacturing Practices; and (F) a determination by the MDA, depending upon its level of satisfaction with the submission, as to whether or not approval is granted.

GDPMD specifies the requirements for a quality management system to be established, implemented and maintained by an establishment in carrying out activities in the medical device supply-chain to comply with applicable medical device regulatory requirements, which include requirements relating to product sourcing and procurement; transportation and delivery; storage; installation, commissioning, service and maintenance; calibration; after-sales service; tracking; and documentation and record-keeping practices. GDPMD requires an establishment to demonstrate its ability to maintain quality, safety and performance of medical devices in compliance with applicable regulatory requirements throughout the supply-chain.

Our medical facemask products have been registered under MDA since the fourth quarter of 2020, with EMP Solution having obtained GDPMD registration in December 2021 and thereafter registration as a distributor of medical facemasks in January 2022.

Skincare & Cosmetics

Our skincare and cosmetics products are regulated under, and have been registered with, the National Pharmaceutical Regulatory Agency (NPRA), a division of the Ministry of Health of Malaysia. Registration with NPRA is required in order to market our skincare and cosmetics products, including our triangular eyebrow pencils and our new SpaceLift skincare product.

The Control of Drugs and Cosmetics Regulations 1984 (“Malaysian CDCR 1984”), enacted by the Minister under the authority of section 28(1) of the Sale of Food and Drugs Ordinance 1952, outlines stringent regulations in Regulation 18A. It mandates that no person can engage in the manufacturing, selling, supplying, importing, possessing, or administering of any cosmetic unless it qualifies as a “notified cosmetic”. This qualification demands either accountability for introducing the notified cosmetic to the market or authorization via a notification note from the Director of Pharmaceutical Services (“DPS”). The notified cosmetic must not contain a blend of substances defined under the Poisons Act 1952, nor be a combination of a notified cosmetic with a registered product. Its label should exclusively display the name notified by the DPS without any additional names and must comply with DPS directives or guidelines. Furthermore, the status of notification as a notified cosmetic must remain valid and devoid of any misleading information or safety features.

EMP Solution holds the responsibility of notifying the DPS before selling any cosmetic product. The term ‘cosmetic’ under the Malaysian CDCR 1984 encompasses any substance or preparation intended for external application on various parts of the human body or on the teeth and mucous membranes of the oral cavity. This application aims primarily at cleaning, perfuming, altering appearance, correcting body odours, protecting, or maintaining these body parts in good condition. ‘Administer,’ concerning any product, encompasses its application to humans or animals through oral consumption, injection, introduction into the body in any manner, or external application. This also includes providing or supplying the product as is or in a dissolved, dispersed, diluted, or mixed form with another substance acting as a vehicle.

A “notified cosmetic” within the Malaysian CDCR 1984 refers to a cosmetic specified in the notification note issued by the DPS in the manner deemed appropriate. Any party responsible for introducing the notified cosmetic to the market may apply for a notification note following the procedure determined by the DPS and must accompany the application with a non-refundable processing fee of RM50.00 for each product. The DPS may issue a notification note subject to conditions it deems necessary, retaining the right to cancel or modify any associated conditions at any time without providing a reason. The notification of a cosmetic product shall be valid for two (2) years, and the renewal shall be done no later than 1 month prior to notification expiry with a non-refundable processing fee of RM50.00 for each product. We are required to submit information during the notification process, including, but not limited to, details such as product particulars, the name and address of the manufacturer and assembler, the applicant’s name, address, valid contact number, and email address, particulars of the person representing the company, including a valid contact number, a comprehensive product ingredient list, an authorization letter, and the product label.

The NPRA registration process generally involves the following steps: (A) submitting a notification to the NPRA, which notification includes information such as product formulation details, safety assessments and labeling information; (B) a review period during which the NPRA reviews the submission to ensure that the products meet regulatory requirements for safety and efficacy; and (C) a determination by the NPRA, depending upon its level of satisfaction with the submission, as to whether or not the application for registration has been approved. Once a product is registered with NPRA, such registration must be renewed on a biannual basis.

EMP Solution currently holds registrations with respect to its EMPRO brand triangular eyebrow pencil product offerings, its MIOS brand eyebrow pencil product offerings, its EMPRO black diamond eyeliner product, EMPRO antibacterial moisturizing mist and its SpaceLift product, which registrations have been in effect since EMP Solution began to market each of these products. We are in the process of obtaining NPRA registration for our PREMIO brand eyebrow pencil offerings, the commercial launch of which is scheduled for late 2024.

Regulation Relating to Advertising and Marketing

Our subsidiary depends heavily on advertising and marketing to boost the sales of its products. One of its ways is by relying on social media marketing and content marketing which use targeted advertising to reach specific demographics and audiences. As our business includes digital advertising and marketing, we are required to comply with the Malaysian Communications and Multimedia Content Code (“Content Code”) which is the main self-regulation guideline for online content providers or those who provide access to online content through the present and future technology used in all Malaysian media and the Communications and Multimedia Act 1998 (“CMA 1998”).

Pursuant to the Content Code, EMP Solution is an advertiser as it utilizes the network and digital media to display advertisements or marketing communications including but not limited to brand owners, manufacturers, sales promoters and direct marketers, who or on whose behalf advertisements or marketing communications are transmitted or disseminated for the purposes of promoting their brand or products, or influencing consumer behavior while advertisement or advertising content means any content of a public nature whether for the sale or purchase or provision of products or services or constituting of an invitation to participate in an activity and conveyed by or through any signage, image or sound disseminated through a network or digital media.

Under the general principles that shall apply to all the content displayed or communicated online and subject to the CMA 1998, the content advertised shall not be indecent, obscene, false, menacing, or offensive in character with the intent to annoy, abuse, threaten, or harass any person.

In addition to the above, the Consumer Protection Act 1999 (“CPA 1999”), Trade Descriptions Act 2011 (“TDA 2011”), and Sale of Good Act 1957 (“SOGA 1957”) further regulate advertising in relation to the supply of goods or services in Malaysia. The CPA 1999 applies to all goods and services that are offered or supplied to one or more consumers in trade, including any trade transaction conducted through electronic means in Malaysia, as well as prohibiting the act of bait advertising. Similarly, the TDA 2011 promotes good trade practices by prohibiting false trade descriptions and false or misleading statements, conduct, and practices. Moreover, the SOGA 1957 ensures that goods sold are fit for the particular use to which they were sold.

EMP Solution has created awareness of brands, products, services, and ideas in its advertisement in compliance with the guidelines in the Content Code and has adhered to CMA 1998, CPA 1999, SOGA 1957 and TDA 2011.

Regulations Relating to Anti-Money Laundering and Counter-Terrorism Financing

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLA 2001”) prohibits money laundering and terrorism financing activities. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of, proceeds of unlawful activity, commits a money laundering offence under the AMLA 2001.

In addition, a reporting institution under the First Schedule of the AMLA 2001 is obliged to observe the anti-money laundering and counter financing terrorism requirements and standards, which include reporting and record-keeping duties, such as submitting suspicious transaction reports, implementing risk-based application, and conducting customer due diligence. None of our Malaysian subsidiary is deemed to be a reporting institution. Nevertheless, they are required to comply with the provisions under AMLA 2001.

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Regulations Relating to Foreign Exchange Control

The exchange control regime in Malaysia is regulated by the Financial Services Act 2013 (“FSA 2013”). The FSA 2013 has prescribed a list of transactions that are prohibited without approval from Bank Negara Malaysia (the Central Bank of Malaysia) (“BNM”) and it regulates the domestic and international transactions involving residents and non-residents of Malaysia. The requirements, restrictions, and conditions of approval in respect of the prohibited transactions and directions of BNM are further set forth in the Foreign Exchange Notices issued by BNM (“FE Notices”).

Under the FSA 2013, all payments made between the residents of Malaysia must be paid in Malaysian ringgit, subject to limited exceptions and approval under the FE Notices, whereas payment made between resident and non-resident of Malaysia may be made either (i) in Malaysian ringgit, if for the prescribed purposes (for, among others, any purpose between immediate family members, income earned or expenses incurred in Malaysia or settlement of trade in goods or services in Malaysia), or (ii) in foreign currency (except for the currency of Israel), if for any purpose subject to certain prohibition under the FE Notices. On the other hand, non-residents are allowed to make or receive payment in foreign currency (except for the currency of Israel) in Malaysia for any purpose (including capital, divestment proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia, subject to any withholding tax) in accordance with the FE Notices. Hence, unless otherwise restricted by contractual undertakings and subject to applicable laws, our Malaysian subsidiary is at liberty to distribute dividends to us in foreign currency without having to seek prior approval from BNM.

Regulations Relating to Labor

The Employees’ Provident Fund Act 1991 (“EPFA 1991”) governs the monetary contribution of employers towards the scheme of savings for their employees’ retirement, known as Employees’ Provident Fund (“EPF”) contributions, and the management of those funds for the retirement of employees. Every employee and every employer shall make monthly contributions on the amount of wages as stipulated in the EPFA 1991.

The Employees’ Social Security Act 1969 (“ESSA 1969”), and the Employment Insurance System Act 2017 (“EISA 2017”), similarly require employers and employees to make monetary contributions to the Social Security Organization.

Pursuant to the ESSA 1969, contributions made to the Social Security Organization shall comprise of two categories based on the monthly wages of the employees, namely:

(a)	contributions payable by or on behalf of the employees insured against the contingencies of invalidity and employment injury to be paid by the employee and employer; and

(b)	contributions payable by or on behalf of employees insured only against the contingency of employment injury, to be paid entirely by the employer.

From January 2018, any employer who has registered his industry according to the ESSA 1969 shall also be deemed to have registered his industry under the EISA 2017, and shall make contributions as specified in the EISA 2017, based on the monthly wages of the employees insured pursuant to the EISA 2017.

For information, our Malaysian subsidiary has complied with the above requirements and we have made our contributions in a timely manner.

Our Malaysian subsidiary has also complied with the principal law that governs and regulates all labor relations—including contracts of service, payment of wages, employment of women, maternity protection, hours of work, holidays, leave policy, termination, layoff, retirement benefits, and employment of foreign employees—is the Employment Act 1955 ( “EA 1955”) as the EA 1955 applies to designated categories of employees who fall within the definition of “employee” under the EA 1955, which include any person who has entered into a contract of service with an employer falling within EA 1955 pursuant to the Employment (Amendment) Act that came into force on January 1, 2023. For information, the Minimum Wage Order 2022 mandates a minimum wage of RM1,500.00 requirement for all the employees.

As of the date of this prospectus, our Malaysian subsidiary is in compliance with the applicable labor regulations in Malaysia.

Regulations Relating to Occupational Safety and Health

In accordance with the Occupational Safety and Health Act 1994 (“OSHA 1994”), employer must ensure the safety, health and welfare of all persons at the workplace.

The OSHA 1994 imposes a duty on the employer to ensure, so far as is practicable, the safety, health and welfare at work of all his employees. The OSHA 1994 also states that an employer’s duty shall extend to include the maintenance of plants and systems of work that are safe and pose no risk to the health of their employees. The OSHA 1994 also requires every employer as often as may be appropriate revise a written statement of a general policy with respect to the safety and health at work of the employees and the organization and arrangements for the time being in force for carrying out that policy, and to bring the statement and any revision of it to the notice of all of his employees in which our Malaysian subsidiary has adopted and implemented the said policy.

As of the date of this prospectus, our Malaysian subsidiary is in compliance with applicable occupational safety and health regulations.

Regulations Relating to Business Operation

It is mandatory to seek business premises licenses from the respective local authorities as per the Malaysian Local Government Act 1976 (“LGA 1976”). This legislation empowers municipal councils, including the Kuala Lumpur City Hall (“KLCH”), Petaling Jaya City Council (“PJCC”), and Johor Bahru City Council (“JBCC”), to enact by-laws stipulating the need for licenses to use any premises within their jurisdiction.

As of date of this prospectus, our Malaysian subsidiary has obtained the business license from the relevant municipal councils and are in compliance with the Malaysian LGA 1976 and by-laws thereto.

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Regulations Relating to Intellectual Property

Our intellectual property rights are important to our business and operations. We rely primarily on a combination of intellectual property laws, contract provisions, trademarks, patents, industrial designs and domain rights to protect our intellectual property rights. We have had our products’ trademarks, patents, industrial designs and domain names registered to the respective authorities in different jurisdictions.

Trademarks

The Trademarks Act 2019 (“TA 2019”) provides protection against a broad scope of trademark infringement, under which the use of an identical or similar mark in relation to similar goods or services would constitute trademark infringement.

A registered trademark would permit its registered proprietor, namely, the owner of the registered trademark, to use or authorize other persons to use the trademark. It also grants registered proprietor the right to obtain relief in the case of trademark infringement and the terms of protection for a registered trademark is 10 years from its application.

In order to protect our trademarks in Malaysia, which relate to our corporate name as well as the names of our products, as of the date of this prospectus our subsidiary EMP Solution has secured registration of 28 trademarks in various classes throughout the world (with seven registered trademarks in Malaysia) and has filed applications for an additional nine trademarks in various classes throughout the world (with six pending applications in Malaysia).

Patents

Patents in Malaysia are protected under the Patents Act 1983 (“PA 1983”) and Patents Regulations 1986. An invention can be patentable if it is new, involves an inventive step, have industrial application, and is not explicitly excluded by the PA 1983. Generally, patents should be filed as soon as possible since most countries including Malaysia award patents to applicants on a first-to-file basis.

Pursuant to the PA 1983, once a patent is granted, the duration of validity of a patent shall be 20 years from the filing date of the application, subject to the timely payment of prescribed annual fees.

To safeguard our rights of invention, as of the date of this prospectus our subsidiary EMP Solution has registered patents with respect to our triangular eyebrow pencil in each of Malaysia and Korea, and it has filed patent applications with respect to our facemasks in each of Malaysia, Australia, the European Patent Office, the United States and China.

Domain Names

There is no specific regulation in respect of the licensing of domain names in Malaysia. The right to use the .my domain name is administered solely by the Malaysian Network Information Centre Berhad (the sole administrator for .my web addresses) (“MYNIC”).

Once a specific domain name is registered with MYNIC, no other person can register or use the specific domain name after the date of its registration. As of the date of this prospectus, we have successfully registered the domain name with MYNIC as https://www.empro.my/.

Regulation Relating To Taxation

The Income Tax Act 1967 (“ITA 1967”) imposes a tax, known as income tax, for each year of assessment upon the income accruing in or derived from Malaysia, or received in Malaysia from other countries. Our Malaysian subsidiary is tax resident in Malaysia as our management or control are exercised in Malaysia.

The Sales & Service Tax (“SST”) was introduced in 2018 in Malaysia as a replacement for the Goods and Services Tax (“GST”). Under the Service Tax Act 2018 (“Service Tax”) and Sale Tax Act 2018 (“Sale Tax”), businesses that offer taxable services must register for SST if their annual sales exceed the SST threshold of RM500,000 or more. Our Malaysian subsidiary are SST-registered businesses and are required to charge and collect SST from our customers and submit the collected SST to the Royal Malaysian Customs Department (the “RMCD”) every two (2) months. Additionally, we are required maintain accurate records of our transactions and file regular SST returns with the RMCD.

As of the date of this prospectus, our Malaysian subsidiary is in compliance with ITA 1967, Service Tax and Sale Tax.

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MANAGEMENT

Set forth below is information concerning our directors and executive officers.

The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
Yeoh Chee Wei	48	Chief Executive Officer and Chairman of the Board of Directors
Eddie Chin	50	Chief Operating Officer and Director Nominee
Goh Kok Wei	44	Chief Financial Officer and Director Nominee
[●]	[●]	Independent Director Nominee
[●]	[●]	Independent Director Nominee

The following is a brief biography of each of our executive officers and directors:

Prof. Dr. Yeoh Chee Wei. Prof. Yeoh has served as the Chief Executive Officer and as a member of the Board of Directors of Empro Group since its incorporation in November 2023, and he has served as the founder and Managing Director of EMP Solution since September 2005. Prof. Yeoh has achieved widespread recognition as the visionary founder behind the esteemed health and beauty enterprise of EMP Solution, which he developed into the only Malaysia-made cosmetic brand that is available in more than 27 countries. During his tenure at EMP Solution, Prof. Yeoh invented the world’s first triangular eyebrow pencil, he invented the world’s first technique for bonbrow embroidery, and he pioneered surgical face masks with Aerofit patent technology. Prof. Yeoh has assumed pivotal roles with various significant committees, including serving as the Head of Science for the Art Industry Scheme Committee (IPEC/ISO17024) from 2016 to present and as a director of the Malaysia Branch of the Korea International Beauty & Health General Union from 2016 to present. He is also head of the Association of International Certificated Aestheticians, which is the assessment body of ISO 17024, in the face art category. He has also received an array of distinguished awards, including the China ASEAN Top Business Awards in 2017, the Top 100 International Business Style Awards in 2018, the IPEC Global Legacy Iconic Awards in 2019 and the laureate of the MCM Global Awards in 2022. Our Board believes that Prof. Yeoh is well qualified to serve as a director of our company due to his long history and leadership as a founder, officer and director of EMP Solution.

Eddie Chin. Mr. Chin has served as the Chief Operating Officer and as a member of the Board of Directors of Empro Group since [●], 2024, as the Chief Operating Officer of EMP Solution since July 2023 and as the Chief Operating Officer of Jingga Anggun Sdn. Bhd. since September 2021. Previously, Mr. Chin served as Executive Director of QYT Group Sdn. Bhd. from June 2018 to August 2021. Prior to that, Mr. Chin served as Chief Operating Officer of Genuine Communication Sdn. Bhd. from 2009 to 2018, where he spearheaded direct-to-consumer marketing efforts and adeptly managed brand and product licensing arrangements for the renowned international brand ALBION cosmetics. Prior to that, Mr. Chin served as General Manager at Strategic Media Sdn. Bhd., a prominent media and publishing company, and as District Sales Manager at F&N Coca Cola, a publicly listed company. Mr. Chin holds a Bachelor’s Degree in Economics (Honors) majoring in International Trade and Business from UUM Malaysia. Our Board believes that Mr. Chin is well positioned to serve as a director of our company due to his vast experience and skills in sales and client management.

Goh Kok Wei. Mr. Goh has served as the Chief Financial Officer and as a member of the Board of Directors of Empro Group since [●], 2024, and he has served as Chief Financial Officer of EMP Solution since January 2022. Mr. Goh commenced his professional accountant practice at YYC & Co, a 40-year audit firm in Malaysia. He has 10 years of experiences in auditing, taxation and accounting across various industries, including government agencies, property development, agriculture, food & beverage, engineering, manufacturing, trade, construction, and fast moving consumer goods. In 2010, Mr. Goh was appointed as the Chief Operating Officer and Business Advisory Director of YYC Group, at which time he started his business advisory career that specialized in financial & operation management, strategy planning and corporate restructuring, and managed to help more than 100 local small-to-medium sized enterprises transform their business. Mr. Goh left YYC Holding Sdn Bhd in 2019 and started a new venture at the GCFO Group of Companies. GCFO, with more than 100 team members, currently is providing corporate services including Company Secretarial, Corporate Taxation, Accounting, Business Advisory, Business Valuation and Funding to more than 1,500 large and small companies across Malaysia. GCFO has received an array of distinguished awards including the Consumers’ Choice Award 2022, Golden Bull Award 2022 and SME 100 Fast Moving Companies Award 2023. Mr. Goh holds a Bachelor’s Degree in Accounting (Honors) from UUM Malaysia. He is a member of Malaysian Institute of Accountants and also a Chartered Certified Accountant C.A (M) & ASEAN Chartered Professional Accountant (ASEAN CPA). Our Board believes that Mr. Goh is well positioned to serve as a director of our company due to his vast experience and skills in accounting and financial management.

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Pursuant to our memorandum and articles of association, unless otherwise determined by ordinary resolution, we are required to have a minimum of one director and the exact number of directors will be determined from time to time by our board of directors.

Under our articles of association, a director may be appointed by ordinary resolution or by the directors. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by ordinary resolution or by the directors, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at the next annual general meeting, unless the director has sooner vacated office.

For additional information, see “Description of Share Capital—Directors.”

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

Following the completion of the offering described in this prospectus, our board of directors will consist of [●] directors. Our board of directors has determined that our three independent directors, [●], [●] and [●] satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Duties of Directors

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

Terms of Directors and Executive Officers

Under our memorandum and articles of association, a director may be appointed by ordinary resolution or by the directors. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by ordinary resolution or by the directors, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at the next annual general meeting, unless the director has sooner vacated office.

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Qualification

Under our memorandum and articles of association, a director is not required to hold any shares in our Company by way of qualification. A director who is not a shareholder of our Company is nevertheless entitled to attend and speak at general meetings.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part, we will agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement [●] days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with [●] days’ prior written notice. Each executive officer will agree to standard confidentiality obligations both during the term of the employment agreement and after the employment agreement expires.

We will also enter into indemnification agreements with each of our directors and executive officers, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of USD $82,132 in cash as compensation to our executive officers and directors. None of our non-employee directors have, and it is anticipated that none of our non-employee directors will have following the completion of this offering, any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our Malaysian subsidiary is required by law to make contributions higher/equal to certain percentages of each employee’s salary for his or her statutory benefits.

Insider Participation Concerning Executive Compensation

Prof. Yeoh has made all determinations regarding the compensation of the executive officers of our company from the inception of our company up until the time that our compensation committee is set up. Our compensation committee will make all determinations regarding the compensation of the executive officers of our company following the date on which it is established.

Controlled Company Exception

Prof. Yeoh is expected to beneficially own approximately [●]% of our outstanding Ordinary Shares following the completion of this offering (or approximately [●]% if the underwriters exercise in full their option to purchase additional Ordinary Shares). As a result, following the completion of this offering, we will be a “controlled company” within the meaning of Nasdaq rules and will be exempt from certain corporate governance requirements of such rules. Under the Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including requirements that:

●	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

●	our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and

●	our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to take advantage of the foregoing exemptions. As a result, for so long as we are a “controlled company”, we may not have a majority of independent directors on our board of directors and our compensation committee and nominating and corporate governance committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, for so long as we are a “controlled company” you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Committees of the Board of Directors

We will establish three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors will serve on each of the committees. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of our three independent directors, [●], [●] and [●]. [●] will be the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that [●] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [●], [●] and [●]. [●] will be the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We intend to take advantage of the “controlled company” exceptions, which exempt us from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of [●], [●] and [●]. [●] will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for appointment or re-appointment to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board, periodically, with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

We intend to take advantage of the “controlled company” exceptions, which exempt us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is filed as Exhibit 99.1 of the registration statement of which this prospectus is a part and is applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this offering.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [●] Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on [●] Ordinary Shares outstanding immediately after the completion of this offering if the underwriters do not exercise their over-allotment option and [●] Ordinary Shares outstanding immediately after the completion of this offering if the underwriters exercise their over-allotment option in full.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that any such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the prospectus, we have [●] shareholders of record, none of whom are located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to this Offering				Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)				Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Number		Percent		Number		Percent		Number		Percent
Directors and Executive Officers(1):
Yeoh Chee Wei	[●	]	[●	]%	[●	]	[●	] %	[●	]	[●	] %
Eddie Chin	—		—		—		—		—		—
Goh Kok Wei	—		—		—		—		—		—
[Director]	—		—		—		—		—		—
[Director]	—		—		—		—		—		—
All directors and executive officers as a group (five individuals):	[●	]	[●	]%	[●	]	[●	] %	—		—%

5% Shareholders:
[●] (2)	[●	]	[●	]%	[●	]	[●	]%	[●	]	%

(1)	Unless otherwise indicated, the business address of each of the individuals is 21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam, Selangor, Malaysia.

(2)	The number of Ordinary Shares beneficially owned prior to this offering represents [●] Ordinary Shares held by [●], a [●] company. The registered address of [●] is [●].

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Prof. Dr. Yeoh Chee Wei	CEO and director of Empro Group, and the founder and managing director of EMP Solution
Jingga Anggun Sdn Bhd	The sole director of this entity is the son of Prof. Yeoh
Mimo Motor Sdn Bhd	Prof. Yeoh is the sole shareholder and a director of this entity
EMPTech Cycle Sdn Bhd	Prof. Yeoh is the sole shareholder and a director of this entity
Mosfac Sdn Bhd	Prof. Yeoh is a 50% shareholder and a director of this entity

a.	Due to a related party

As of December 31, 2023 and 2022, EMP Solution had a balance due to Prof. Yeoh in the amount of $2,290 and $1,544, respectively, arising from advances that were made to EMP Solution by Prof. Yeoh, and payments that were made by Prof. Yeoh on behalf of EMP Solution, from time to time. Such amounts were non-interest bearing and due on demand.

b.	Exclusive Distribution Agreement with Jingga Anggun Sdn Bhd

On May 14, 2021, EMP Solution entered into an Exclusive Sole Distribution agreement with Jingga Anggun Sdn Bhd (“Jingga Anggun”), pursuant to which Jingga Anggun agreed to supply medical facemasks to EMP Solution on an exclusive basis under the trade name EMPRO and Jingga Anggun granted exclusive sole distribution rights to EMP Solution for private label business dealings under trade names other than EMPRO. During the fiscal years ended December 31, 2023 and 2022, EMP Solution paid an aggregate of $1,526,651 and $6,619,362, respectively, pursuant to this arrangement. As of December 31, 2023 and 2022, the aggregate amount owed by EMP Solution to Jingga Anggun was $437,682 and $341,647, respectively. The term of this agreement is for five years and it shall be automatically renewed. The agreement may be terminated by mutual agreement, however, notice must be given at least six months prior to the intended termination if the termination is initiated by Jingga Anggun.

c.	Arrangements with Mosfac Sdn Bhd

In December 2020, EMP Solution entered into an arrangement with Mosfac Sdn Bhd (“Mosfac”) pursuant to which Mosfac would supply triangular eyebrow pencils and related products to EMP Solution upon the terms and conditions set forth therein. The products included in this arrangement include our red edition eyebrow pencil, black diamond liner, and eyebrow pencils marketed under our Premio and Mios brands, as well as our SpaceLift skincare product. As of December 31, 2023 and 2022, EMP Solution had outstanding trade and other receivables from Mosfac in the aggregate amounts of $335,880 and $10,829, respectively, arising from advances to Mosfac for the purchase of cosmetic stock. As of December 31, 2023 and 2022, EMP Solution had outstanding payables to Mosfac in the aggregate amounts of $0 and $24,346, respectively, arising from the purchase of cosmetic stock. The term of the agreement is perpetual. The agreement may be terminated by mutual agreement, however, notice must be given at least six months prior to the intended termination.

d.	Arrangements with Mimo Motor Sdn Bhd

As of December 31, 2023 and 2022, EMP Solution had outstanding receivables from Mimo Motor Sdn Bhd in the aggregate amounts of $29,956 and $31,321, respectively, arising from the payment of expenses.

e.	Arrangements with EMPTech Cycle Sdn Bhd

As of December 31, 2023 and 2022, EMP Solution had outstanding receivables from EMPTech Cycle Sdn Bhd in the aggregate amounts of $0 and $10,057, respectively, arising from payment of expenses.

The conversion rate for the foregoing related party transactions is based on Malaysia’s Bank Negara rate as at December 31, 2023 (4.5658) and December 31, 2022 (4.4005), respectively, and the conversion rate for the balances as of fiscal year end is based on Malaysia’s Bank Negara rate as at December 31, 2023 (4.5900) and December 31, 2022 (4.3900), respectively.

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DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as our “articles of association”).

We were incorporated as an exempted company with limited liability under the Cayman Companies Act on November 22, 2023. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from carrying on a trade or business in the Cayman Islands with any person except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

As of the date of this prospectus, we are authorized to issue 490,000,000 Ordinary Shares, par value $0.0001 per share. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Companies Act and our memorandum and articles of association regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] (if the underwriters’ over-allotment option is not exercised) or [●] (if the underwriters’ over-allotment option is fully exercised) Ordinary Shares issued and outstanding held by at least 300 unrestricted round lot shareholders which is the minimum requirement by the Nasdaq Capital Market. Ordinary Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about [●], 2024.

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Preference Shares

Our amended and restated memorandum and articles of association authorize 10,000,000 Preferred Shares and provide that Preferred Shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue Preferred Shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the Ordinary Shares and could have anti-takeover effects. The ability of our board of directors to issue Preferred Shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no Preferred Shares outstanding as of the date of this prospectus. Although we do not currently intend to issue any Preferred Shares, we cannot assure you that we will not do so in the future. No Preferred Shares are being issued or registered in this offering.

Listing

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “EMPG.”

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Continental Stock Transfer & Trust Company, at 1 State Street, 30th Floor, New York, NY 10004.

Dividends

Subject to the provisions of the Cayman Companies Act, our memorandum and articles of association and any rights and restrictions attaching to any of our shares:

(a)	the directors may declare and pay interim dividends or recommend final dividends out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

The directors, when paying, dividends to shareholders may make such payment wholly or partly in cash and/or in specie. No dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, (i) on a show of hands every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of our Company, each have one vote; and (ii) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder.

Conversion Rights

Ordinary Shares are not convertible. Preferred Shares are convertible, at the option of the holder thereof, into Ordinary Shares on a one-to-one basis.

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Modification of Rights of Shares

Whenever our capital is divided into different classes of shares, subject to any rights or restrictions for the time being attached to any class of shares, the rights attaching to any class of shares may only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class, or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Subject to any rights or restrictions for the time being attached to any class of shares, the rights conferred on the holders of the shares of any class shall not be deemed to be materially adversely varied by, inter alia, the creation, allotment, or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by us. The rights of the holders of our shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Cayman Companies Act, our shareholders may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares and each shareholder shall (subject to receiving at least 14 calendar days’ notice specifying the time or times of payment), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate of eight percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on every share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. We also have a first and paramount lien on every share registered in the name of a person indebted or under liability to us (whether he is the sole registered holder of a share or one of two or more joint holders). The lien is for all amounts owing to us by the shareholder or the shareholder’s estate (whether or not presently payable). At any time the directors may declare a share to be wholly or in part exempt from the lien on shares provisions of our memorandum and articles of association. Our lien on a share extends to any amount payable in respect of it, including but not limited to dividends.

We may sell, in such manner as the directors may determine, any share on which we have a lien. However, no sale will be made unless an amount in respect of which the lien exists is presently payable or until the expiration of 14 calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable has been given to the registered holder of the share, or the persons entitled thereto by reason of his death or bankruptcy.

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Unclaimed Dividend

Subject to the Cayman Companies Act, a dividend that remains unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the board of directors and, if so forfeited, shall revert to the Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call or installment of a call in respect of partly paid shares on the day appointed for payment, the directors may serve a notice on the shareholder requiring payment of the unpaid call or installment, together with any interest which may have accrued. The notice must name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and must state that in the event of non-payment at or before the time appointed, the shares in respect of which the call is made will be liable to be forfeited.

If the requirements of any such notice are not complied with, the directors may, before the payment required by the notice has been made, resolve that any share in respect of which that notice has been given be forfeited.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares forfeited, but his liability shall cease if and when we receive payment in full of the unpaid amount on the shares forfeited.

A certificate in writing made by a director that a share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all persons claiming to be entitled to the particular share(s).

The directors may accept the surrender for no consideration of any fully paid share.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and our memorandum and articles of association, we may:

(a)	issue shares that are to be redeemed or are liable to be redeemed, at our option or at the option of the shareholder holding those redeemable shares, in the manner and upon the terms as may be determined, before the issue of those shares, by the directors;

(b)	purchase our own shares (including any redeemable shares) on the terms and in the manner which have been approved by the directors or are otherwise authorized by our memorandum and articles of association; and

(c)	make a payment in respect of the redemption or purchase of our own shares in any manner permitted by the Cayman Companies Act, including out of capital.

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Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are nil or partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain a shareholder until the name of the transferee is entered in our register of members in respect of the relevant Ordinary Shares.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Shares a fully paid and free of any lien in favor of the Company;

(e)	any fee related to the transfer has been paid to us; and

(f)	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four.

If our directors refuse to register a transfer, they are required pursuant to our memorandum and articles of association to, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 10 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and our register of members may not be closed, for more than 30 calendar days in any calendar year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company with limited liability, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to (unless required by applicable law or the rules of the Nasdaq Capital Market), in each calendar year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

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A majority of our directors may call general meetings and they must on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a requisition of shareholders holding at least [ten] per-cent of the rights to vote at such extraordinary general meeting. The requisition must state the purpose of the meeting and must be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign) and delivered in accordance with the notice provisions of our articles of association. If directors do not within 21 Clear Days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three calendar months after the expiration of the said 21 Clear Day period.

At least twenty-one Clear Days’ notice of an annual general meeting must be given to shareholders. For any other general meeting, at least fourteen Clear Days’ notice must be given to shareholders. An annual general meeting or general meeting may be convened on shorter notice, subject to the Cayman Companies Act with the consent of shareholders who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting. Every notice shall specify the place, the date and the hour of the meeting, if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting, if a resolution is proposed as a Special Resolution, the text of that resolution and, subject to the requirements of any Nasdaq listing rules, the general nature of the business to be transacted and shall be given in the manner mentioned in our articles of association or in such other manner if any as may be prescribed by our Company.

No business may be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. One or more shareholders holding shares that represent not less than one-third of the outstanding shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

If, within fifteen minutes from the time appointed for the general meeting, a quorum is not present, (a) if the meeting was requisitioned by shareholders, it shall be cancelled; and (b) in any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the board of directors. If a quorum is not present within fifteen minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum.

The chairman may, with the consent of shareholders constituting a quorum, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for more than 7 Clear Days, notice of the adjourned meeting shall be given in accordance with our articles of association.

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by (a) the chairman of the meeting, (b) at least two shareholders having the right to vote on the resolutions, or (c) any shareholder holding not less than 10 percent of the voting rights of all those who have a right to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried or lost, and an entry to that effect in the book of the proceedings of our Company, shall be conclusive evidence of the outcome, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

Unless otherwise determined by our shareholders by ordinary resolution, we are required to have a minimum of one director and the exact number of directors will be determined from time to time by our board of directors.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

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The remuneration of the directors may be determined by the directors or by ordinary resolution.

A director is not required to hold any shares in our Company by way of qualification. A director who is not a shareholder of our Company is nevertheless entitled to attend and speak at general meetings.

An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. Each director whose term of office expires will be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors.

A director may be removed by ordinary resolution.

The office of a director will be terminated if the director:

(a)	is prohibited by the law of the Cayman Islands from acting as a director; or

(b)	is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	resigns his or her office by notice to the Company; or

(d)	in accordance with our articles of association, has only held office as a director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he or she is being treated becomes physically or mentally incapable of acting as a director; or

(f)	is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or

(g)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No alteration of our memorandum and articles of association shall invalidate any prior act of the directors.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders. Persons on the committee may include non-directors so long as the majority of those persons are directors. Any such committee shall be made up of such members as required by the Nasdaq listing rules or otherwise required by applicable law. Our board of directors have established an audit committee, a compensation committee, and a nomination and corporate governance committee.

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The board of directors may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorized signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions as the directors think fit.

The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles of association. The directors may do so by power of attorney or any other manner they think fit.

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of the directors.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, the Company) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii) a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

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A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement, or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

Subject to the Cayman Companies Act, the directors may resolve to capitalize:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

Liquidation Rights

If we are wound up, the shareholders may, subject to our articles of association and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	divide amongst the shareholders in specie or in kind the whole or any part of our assets and, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, which:

✔	distinguishes each share by its number (so long as the share has a number);

✔	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

✔	confirms the number and category of shares held by each member; and

✔	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the Company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

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The Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands

Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

A director owes fiduciary duties to a company, including to exercise powers for the purposes conferred, exercise independent judgment, not make secret profits, avoid conflicts of interest and act in good faith in the best interests of the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill in the exercise of their powers and in the conduct of the company’s affairs.

Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	Liability of directors may be limited except with regard to their own fraud, dishonesty or willful default.

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Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.	A Cayman Islands exempted company generally may indemnify its directors or officers except with regard to fraud, dishonesty or willful default.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Subject to a director’s fiduciary duties and duty of care, diligence and skill in the exercise of their powers and in the conduct of the company’s affairs, interested director transactions are governed by the terms of a company’s memorandum and articles of association.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

Certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or if permitted by the memorandum and articles of association, by unanimous written consent of all the shareholders entitled to vote at a general meeting.

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Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director election is governed by the terms of the memorandum and articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Cayman Companies Act.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders (as described above).

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

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Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Minority shareholders that dissent from a merger are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the Grand Court of the Cayman Islands.

Where a bidder in connection with a tender offer / contractual acquisition of equity (i.e. not a statutory merger under the Cayman Islands Companies Act) has acquired 90% or more in value of the shares in a Cayman Islands company, it can (unless the Grand Court of the Cayman Islands thinks fit to order otherwise following application by the remaining shareholders) compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by the Grand Court of the Cayman Islands and approved by 75% in value of shareholders in attendance and voting (either in person or by proxy) at a general meeting.

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Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow one or more shareholders who together hold at least [ten] per-cent of the rights to vote at a general meeting to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. The requisition must also (a) specify the purpose of the meeting; (b) be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign); and (c) be delivered in accordance with the notice provisions of our memorandum and articles of association. Our articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

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Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take actions by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.	The Cayman Companies Act allows shareholder resolutions to be passed in writing if signed by all the shareholders entitled to vote (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Cayman Companies Act does not have provisions governing the proceedings of shareholders meetings, which are usually provided in the memorandum and articles of association.

Dissolution; Winding Up	Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.	Under the Cayman Companies Act, a company may be wound up voluntarily (a) by virtue of a special resolution, (b) because the period, if any, fixed for the duration of the company by its articles of association has expired, or (c) because the event, if any, has occurred, on the occurrence of which its articles of association provide that the company shall be wound up. Under the Cayman Companies Act, a company may also be wound up compulsorily by order of the Grand Court of the Cayman Islands, including if the company is unable to pay its debts as they fall due or the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that the company should be wound up.

Anti-money Laundering, Countering the Financing of Terrorism and Counter Proliferation Financing—Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (as amended) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

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By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

We will not hold your personal data for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

On November 22, 2023, Empro Group issued an aggregate of one Ordinary Share to its founding shareholder for aggregate consideration of $0.0001.

On [●], 2024, Empro Group acquired 100% of the equity interests in EMP Solution from its shareholders by issuing to the shareholders of EMP Solution an aggregate of [●] Ordinary Shares.

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SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we have applied to list our Ordinary Shares on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares held by public shareholders representing approximately [●]% of our Ordinary Shares in issue if the underwriters do not exercise their over-allotment option, and approximately [●]% of our Ordinary Shares in issue if the underwriters exercise their over-allotment option in full. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Representative.

Furthermore, our directors and executive officers, and the holders of more than 5% of our Ordinary Shares, have also entered into a similar lock-up agreement for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Ordinary Shares outstanding prior to the closing of this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement, such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

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A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately [●] shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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MATERIAL INCOME TAX CONSIDERATION

Malaysian Enterprise Taxation

The following brief description of Malaysian enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Income Tax in Malaysia

The principal legislation that governs a person’s income tax in Malaysia is the ITA 1967. The regulatory body implementing and enforcing the ITA is the Inland Revenue Board of Malaysia (“IRB”). Pursuant to Section 3 of the ITA, income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to Section 8 of the ITA, a company is a tax resident in Malaysia if its management and control are exercised in Malaysia. Management and control are normally considered to be exercised at the place where the directors’ meetings concerning management and control of the company are held. The income tax rate payable by a resident company differs depending on the amount of the company’s paid-up capital and its annual sale in relation to the particular YA. With reference to Appendix 10 (Imposition of Cukai Makmur) of the Budget 2022, a resident company with a paid-up capital not exceeding MYR2.5 million and an annual sale of not more than MYR50 million during YA 2022 is categorized as a Micro, Small, and Medium Enterprise (“MSME”) and is subject to an income tax rate of 17% on the first MYR600,000 chargeable income and. The remaining chargeable income above MYR600,000 is taxed at 24%. A resident company that is not categorized as an MSME will be taxed at 24% for all its chargeable income. Further, for YA 2022 only, a special one-off tax (Cukai Makmur) will be imposed on companies (other than MSMEs) generating high income during the COVID-19 pandemic period. The one-off tax consists of the following two parts: (i) the chargeable income up to the first MYR100 million is subject to a 24% tax rate; and (ii) the remaining chargeable income above MYR100 million is taxed at 33%.

Pursuant to the ITA, a non-resident company—namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA—is subject to the following tax rates:

Types of Income	Rate (%)
Business income	24
Royalties derived from Malaysia	10
Rental of moveable properties	10
Advice, assistance, or services rendered in Malaysia	10
Interest	15*
Dividends	Exempt
Other income	10

Note: Where the recipient is resident in a country that has a double tax agreement with Malaysia, the tax rates for the specific sources of income may be reduced.

* Interest paid to a non-resident by a bank or a finance company in Malaysia is exempt from tax.

Foreign-Sourced Income

Malaysia adopts a territorial principle of taxation, under which only income accruing in or derived from or received in Malaysia from outside Malaysia is subject to income tax in Malaysia pursuant to Section 3 of the ITA. Previously, “income received in Malaysia from outside Malaysia” or “foreign-sourced income” (“FSI”) received by Malaysian taxpayers is not taxable due to the availability of tax exemption under Paragraph 28, Schedule 6 of the ITA (“Para 28”). This exemption is applicable to any person other than a resident company carrying on the business of banking, insurance, or sea or air transport, in respect of income derived from sources outside Malaysia and received in Malaysia, pursuant to Para 28. On October 29, 2021, however, the Malaysian government announced via the Budget 2022 that the exemption under Para 28 will no longer be applicable to tax residents, effective from January 1, 2022. Therefore, income tax will be imposed on resident persons in Malaysia on income derived from foreign sources and received in Malaysia with effect from January 1, 2022. Such income will be treated equally vis-à-vis income accruing in or derived from Malaysia and taxable under Section 3 of the ITA.

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In summary, the tax treatments for the income of a person in Malaysia are depicted as follows:

Income Derived From	Income Received In	Prior to January 1, 2022	Effective from January 1, 2022
Malaysia	Malaysia	Taxable	Taxable
Malaysia	Malaysia from outside Malaysia	Taxable	Taxable
Overseas	Malaysia from outside Malaysia	Tax Exempted	Taxable
Overseas	Overseas	Tax Exempted	Tax Exempted

On November 16, 2021, the IRB announced the Special Income Remittance Program (“SIRP”) for Malaysian tax residents whose income is derived from foreign sources and received in Malaysia. The implementation of taxation on FSI is staggered into the following two timelines, depending on the timing of remittance of FSI into Malaysia: (i) during the period from January 1 to June 30, 2022 (six months) (the “SIRP Period”), FSI remitted shall be taxed at a fixed rate of 3% on the gross amount of income remitted; and (ii) on or after July 1, 2022, FSI remitted shall be taxed at the prevailing tax rate applicable to tax residents on the statutory income, namely, gross FSI less expenses attributable to the FSI. FSI remitted under the SIRP will be accepted in good faith by the IRB as the IRB will not conduct an audit or investigation on the taxpayer. In addition, the IRB will not impose any penalty on FSI remitted during the SIRP Period.

Notwithstanding the implementation of taxation on FSI, the Malaysian Ministry of Finance announced on December 30, 2021 that exemption from income tax would be available for a period of five years commencing from January 1, 2022 to December 31, 2026 on certain categories of FSI received by Malaysian tax residents, when certain qualifying conditions are met. Specifically, (i) for individuals excluding those carrying on business in Malaysia through a partnership, all categories of FSI are exempted; and (ii) for companies and limited liability partnerships, foreign-sourced dividend income is exempted.

The Malaysian Ministry of Finance will enact the above income tax exemption by issuing a Ministerial exemption order in due course. Notably, this income tax exemption will also be subject to a set of eligibility requirements that will be detailed in the guidelines to be issued by the IRB.

Profit Distribution and Withholding Tax

We are a holding company incorporated as an exempted company in the Cayman Islands and we gain substantial income by way of dividends to be paid to us from Empro Solution, our direct subsidiary company in Malaysia.

Malaysia is under the single-tier tax system, under which income tax imposed on a company’s chargeable income is a final tax, and dividends distributed are exempt from tax in the hands of the shareholders pursuant to Section 108 of the ITA. As such, companies are not required to deduct tax from dividends paid to shareholders, and no tax credits will be available to offset against the recipient’s tax liability. Corporate shareholders receiving exempt single-tier dividends can, in turn, distribute such dividends to their own shareholders, who are also exempt on such receipts. In addition, while Malaysia imposes withholding tax on certain payments, such as interest, royalties, contract payments, and special classes of income, Malaysia does not do so on dividends in addition to tax on the profits out of which the dividends are declared. Such position aligns with the double taxation agreements (“DTAs”) concluded by Malaysia with an extensive number of countries, including the United States. Pursuant to the DTAs, no withholding tax will be imposed on dividends paid by Malaysian companies to non-residents.

In view of the above, we believe that dividends which will be paid to us from our direct subsidiary in Malaysia will not be subject to any withholding tax.

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Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has received an undertaking from the Cayman Islands government as to tax concessions under the Tax Concessions Act (Revised). In accordance with the provision of Section 6 of The Tax Concessions Act (Revised), the Cayman Islands government undertakes with our company:

● that no law that is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations shall apply to our company or its operations; and

● in addition, that no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

●	on or in respect of the shares, debentures, or other obligations of our company; or

●	by way of the withholding, in whole or part, of any relevant payment as defined in the Tax Concessions Act (Revised).

These concessions shall be for a period of 20 years from December 27, 2023.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

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Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

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Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

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Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

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UNDERWRITING

We expect to enter into an underwriting agreement with Spartan Capital Securities, LLC, as representative of the several underwriters named therein (the “Representative”), with respect to the Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.

Underwriters	Number of Ordinary Shares
Spartan Capital Securities, LLC	[●	]
[●]	[●	]
Total	[●	]

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ option to purchase additional Ordinary Shares described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of [●] additional Ordinary Shares (fifteen percent (15%) of the total number of securities to be offered by us in the Offering) at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.

Underwriting Discounts and Expenses

The underwriters have advised us that they propose to offer the Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[●] per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $[●] per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Ordinary Shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

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The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

		Per Share		Total Without Over- Allotment Option		Total With Full Over- Allotment Option
Public offering price	$		$		$
Underwriting discounts(1)	$		$		$
Proceeds, before expenses, to us	$		$		$

(1)	Represents an underwriting discount equal to 7.5% per share. The fees do not include the expense reimbursement provisions described below. Underwriting discounts to be paid by us are calculated based on the assumption that no investors in this offering are introduced by us.

We have agreed to pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one-half of one percent (0.5%) of the gross proceeds received by us from the sale of the shares.

We have agreed to pay expenses relating to the offering, including: (a) all filing fees and expenses relating to the registration of the shares; (b) all fees and expenses relating to the listing of our Ordinary Shares on a national exchange; (c) all fees, expenses and disbursements relating to the registration or qualification of the shares under the “blue sky” securities laws of such states and other jurisdictions as may be reasonably necessary; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions as may reasonably be necessary; (e) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of shares to Spartan Capital; (g) accounting fees and expenses; (h) all filing fees and communication expenses associated with the review of the offering by FINRA; (i) all fees, expenses and disbursements relating to background checks of our directors and officers; (j) up to $20,000 of Spartan Capital’s actual accountable road show expenses; (k) the costs associated with Spartan Capital’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (l) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; and (m) the fees for Spartan Capital’s legal counsel, in an amount not to exceed $130,000; provided, that the maximum amount of expenses to be paid and/or reimbursed by us shall not exceed $200,000.

We paid an expense advance of $50,000 to the Representative, upon the execution of the engagement letter between us and the Representative, and we paid an additional $50,000 upon the filing of the registration statement of which this prospectus forms a part, for the Representative’s anticipated out-of-pocket expenses. Upon the closing of this offering, we will pay an additional $[●] to the Representative. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above and underwriter expense reimbursement, will be approximately $130,000, including a maximum aggregate reimbursement of $200,000 of Representative’s accountable expenses. Additionally, one-half of one percent (0.5%) of the gross proceeds of the Offering shall be provided to the Representative for non-accountable expenses.

In addition, we agreed, during the engagement period of the Representative or until the consummation of this offering, whichever is earlier, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the securities without the written consent of the Representative. Beginning on the one-hundred twentieth day following the date on which we entered into an engagement letter with the Representative relating to this offering and thereafter until the Underwriting Agreement is signed, we or the Representative may at any time terminate its further participation in this offering for any reason whatsoever, and we agree to reimburse the Representative for its actual reasonable accountable out-of-pocket expenses, up to a maximum of $200,000, incurred prior to the termination, less any advance and amounts previously paid to the Representative in reimbursement for such expenses; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2)(D)(ii) and shall not apply if and to the extent the Representative has advised us of the Representative’s inability or unwillingness to proceed with this offering.

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Participation in Future Offerings

Until twelve (12) months from the closing of this offering, the Representative shall have a right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, at its sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such twelve (12) month period, of our company, or any successor to or any current or future subsidiary of our company, on terms and conditions customary to the Representative for such transactions. The Representative shall also be entitled to a cash fee equal to seven and one-half percent (7.5%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by Spartan Capital to the Company during the engagement period (as further defined in the letter of engagement, dated October 16, 2023), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the engagement period or within the twelve (12) month period following the expiration of termination of the engagement period), provided that such Tail Financing is by a party actually introduced to the Company in an offering which the Company has direct knowledge of such party’s participation.

Listing

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “EMPG.”

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the closing of this offering: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise, without the prior written consent of the underwriters.

Furthermore, each of our directors and executive officers and any other holders of five percent (5%) or more of our outstanding Ordinary Shares on an as-converted basis have entered into a similar lock-up agreement for a period of 180 days from the closing of this offering, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares; provided, that the foregoing restrictions shall only apply for a period of ninety (90) days from the closing of this offering with respect to fifty percent (50%) of the securities beneficially owned by each such person on the date of the closing of this offering.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Pricing of the Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

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Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriters under option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriters may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The Ordinary Shares may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the Ordinary Shares or an invitation to the public to purchase the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

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European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Shares to the public in that Relevant Member State at any time,

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

●	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The Ordinary Shares may not be offered or sold in Hong Kong by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

114

Japan. The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Kingdom. An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

Israel. This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

The address of Spartan Capital Securities, LLC is 45 Broadway, 19th Floor, New York, NY 10006.

115

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●	]
Nasdaq Capital Market Listing Fee	$	[●	]
FINRA Filing Fee	$	[●	]
Legal Fees and Other Expenses	$	[●	]
Accounting Fees and Expenses	$	[●	]
Printing and Engraving Expenses	$	[●	]
Transfer Agent Expenses	$	[●	]
Miscellaneous Expenses	$	[●	]
Total Expenses	$	[●	]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Pryor Cashman LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier (Cayman) LLP, our counsel as to Cayman Islands law. Legal matters as to Malaysian law will be passed upon for us by Julius Leonie Chai. Sichenzia Ross Ference Carmel LLP is acting as counsel to the underwriters in connection with this offering.

EXPERTS

The financial statements of EMP Solution for the fiscal years ended December 31, 2023 and 2022, included in this prospectus have been so included in reliance on the report of UHY, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of UHY is located at Suite 11.05, Level 11, The Gardens South Tower, Mid Valley City, Lingkaran Syed Putra,59200 Kuala Lumpur, Malaysia.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

116

EMP SOLUTION SDN. BHD.

117

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBER OF EMP SOLUTION SDN. BHD.

[Registration No.: 200501025998 (708131-V)]

(Incorporated in Malaysia)

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of EMP Solution Sdn. Bhd., which comprise the statement of financial position as at 31 December 2022 and 31 December 2023 of the Company, and the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows of the Company for the financial years then ended, and notes to the financial statements, including material accounting policy information, as set out on pages F-3 to F-58. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2022 and 31 December 2023, and of its financial performance and its cash flows for the financial years then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBER OF EMP SOLUTION SDN. BHD. (CONT’D)

[Registration No.: 200501025998 (708131-V)]

(Incorporated in Malaysia)

Basis for Opinion (Cont’d)

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY

Firm Number: AF 1411

Chartered Accountants

LIM BEE PENG

Approved Number: 03307/06/2025 J

Chartered Accountant

We have served as the Company’s auditor since 2023.

KUALA LUMPUR, MALAYSIA

31 May 2024

F-2

EMP SOLUTION SDN. BHD.

(Incorporated in Malaysia)

STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2022 AND 31 DECEMBER 2023

		2023	2022
	Note	USD	USD

ASSETS
Non-Current Assets
Property, plant and equipment	4	1,014,187	864,320
Right-of-use assets	5	206,453	165,356
		1,220,640	1,029,676

Current Assets
Inventories	6	45,540	249,463
Trade receivables	7	596,842	492,980
Other receivables	8	1,616,855	853,692
Fixed deposit with a licensed bank	9	218	230,752
Cash and bank balances	10	303,384	999,727
		2,562,839	2,826,614
Total Assets		3,783,479	3,856,290

The accompanying notes form an integral part of the financial statements.

F-3

EMP SOLUTION SDN. BHD.

(Incorporated in Malaysia)

STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2022 AND 31 DECEMBER 2023 (CONT’D)

		2023	2022
	Note	USD	USD

EQUITY AND LIABILITIES
Equity
Share capital	11	337,956	99,577
Foreign currency translation reserve	12	(67,585)	(17,429)
Retained earnings		470,843	1,332,223
Total Equity		741,214	1,414,371

Non-Current Liabilities
Lease liabilities	13	165,703	191,146
Bank borrowings	14	1,099,773	473,149
Deferred tax liabilities	15	13,185	7,202
		1,278,661	671,497

Current Liabilities
Trade payables	16	991,617	1,107,126
Other payables	17	405,095	233,960
Amount due to a Director	18	2,990	1,544
Lease liabilities	13	170,585	140,598
Bank borrowings	14	101,585	17,035
Tax payable		91,732	270,159
		1,763,604	1,770,422
Total Liabilities		3,042,265	2,441,919
Total Equity and Liabilities		3,783,479	3,856,290

The accompanying notes form an integral part of the financial statements.

F-4

EMP SOLUTION SDN. BHD.

(Incorporated in Malaysia)

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE FINANCIAL YEARS ENDED 31 DECEMBER 2022

AND 31 DECEMBER 2023

		2023	2022
	Note	USD	USD

Revenue	19	3,696,723	10,821,579

Cost of sales		(2,212,861)	(7,831,352)

Gross profit		1,483,862	2,990,227

Other income		46,291	6,044

Administrative expenses		(1,718,176)	(1,345,948)

Net loss on impairment of financial instruments		(35,594)	(1,372)

Finance costs	20	(67,169)	(28,758)

(Loss)/Profit before tax	21	(290,786)	1,620,193

Taxation	22	(27,204)	(450,548)

(Loss)/Profit for the financial year		(317,990)	1,169,645

Other comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss
Exchange translation differences		(50,156)	(4,342)

Total comprehensive (loss)/income for the financial year		(368,146)	1,165,303

(Loss)/Earnings per share	24
Basic (loss)/earnings per share (sen)		(0.21)	0.78

Diluted (loss)/earnings per share (sen)		(0.21)	0.78

The accompanying notes form an integral part of the financial statements.

F-5

EMP SOLUTION SDN. BHD.

(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEARS ENDED 31 DECEMBER 2022

AND 31 DECEMBER 2023

		Non-distributable		Distributable
			Foreign
			Exchange
		Share	Translation	Retained	Total
		Capital	Reserve	Earnings	Equity
	Note	USD	USD	USD	USD

At 1 January 2022		99,577	(13,087)	704,719	791,209

Profit for the financial year		-	-	1,169,645	1,169,645

Other comprehensive income for the financial year		-	(4,342)	-	(4,342)

Total comprehensive income for the financial year		-	(4,342)	1,169,645	1,165,303

Transaction with owner:
Dividends paid	23	-	-	(542,141)	(542,141)

At 31 December 2022		99,577	(17,429)	1,332,223	1,414,371

The accompanying notes form an integral part of the financial statements.

F-6

EMP SOLUTION SDN. BHD.

(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEARS ENDED 31 DECEMBER 2022

AND 31 DECEMBER 2023 (CONT’D)

		Non-distributable		Distributable
			Foreign
			Exchange
		Share	Translation	Retained	Total
		Capital	Reserve	Earnings	Equity
	Note	USD	USD	USD	USD

At 1 January 2023		99,577	(17,429)	1,332,223	1,414,371

Loss for the financial year		-	-	(317,990)	(317,990)

Other comprehensive loss for the financial year		-	(50,156)	-	(50,156)

Total comprehensive loss for the financial year		-	(50,156)	(317,990)	(368,146)

Transactions with owner:
Issuance of ordinary shares	11	238,379	-	(238,379)	-
Dividends paid	23	-	-	(305,011)	(305,011)

Total transactions with owner		238,379	-	(543,390)	(305,011)

At 31 December 2023		337,956	(67,585)	470,843	741,214

The accompanying notes form an integral part of the financial statements.

F-7

EMP SOLUTION SDN. BHD.

(Incorporated in Malaysia)

STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEARS ENDED 31 DECEMBER 2022

AND 31 DECEMBER 2023

	2023	2022
	USD	USD

Operating Activities
(Loss)/Profit before tax	(290,786)	1,620,193

Adjustments for:
Bad debts written off	-	30,818
Deposits written off	-	18,471
Depreciation of property, plant and equipment	127,446	63,627
Depreciation of right-of-use assets	130,734	81,771
Finance costs	67,169	28,758
Impairment losses on trade receivables	35,594	1,372
Property, plant and equipment written off	7	-
Gain on disposal of property, plant and equipment	(13,273)	-
Interest income	(8,887)	(2,680)
Unrealised gain on foreign exchange	(855)	(654)
Waiver of late payment interest	(8,619)	-
Waiver of debts from payables	(5,513)	-
Operating profit before working capital changes	33,017	1,841,676

Changes in working capital:
Inventories	194,076	351,059
Trade receivables	(161,601)	1,724
Other receivables	(804,603)	(668,371)
Trade payables	(67,624)	263,749
Other payables	73,931	133,130
	(765,821)	81,291
Cash (used in)/generated from operations	(732,804)	1,922,967
Interest received	8,887	2,680
Tax paid	(188,412)	(412,717)
Net cash (used in)/from operating activities	(912,329)	1,512,930

The accompanying notes form an integral part of the financial statements.

F-8

EMP SOLUTION SDN. BHD.

(Incorporated in Malaysia)

STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEARS ENDED 31 DECEMBER 2022

AND 31 DECEMBER 2023 (CONT’D)

		2023	2022
	Note	USD	USD

Investing Activities
Net changes in amount due from a Director		-	124,256
Proceeds from disposal of property, plant and equipment		37,233	-
Purchase of property, plant and equipment	4(d)	(315,754)	(212,624)
Net cash used in investing activities		(278,521)	(88,368)

Financing Activities
Drawdown of term loans		788,472	-
Placement in Debt Service Reserve Account		(20,444)	-
Interest paid		(67,169)	(28,758)
Net changes in amount due to a Director		(172,770)	(540,600)
Payment of lease liabilities		(184,373)	(104,008)
Repayment of term loans		(52,057)	(15,352)
Net cash from/(used in) financing activities		291,659	(688,718)

Net (decrease)/increase in cash and cash equivalents		(899,191)	735,844
Effects of exchange translation differences on cash and cash equivalents		(48,132)	(25,765)
Cash and cash equivalents at the beginning of the financial year		1,230,479	520,400
Cash and cash equivalents at the end of the financial year		283,156	1,230,479

Cash and cash equivalents at the end of the financial year comprises:
Cash and bank balances		303,384	999,727
Fixed deposit with a licensed bank		218	230,752
Bank overdraft		(2)	-
		303,600	1,230,479
Less: Debt Service Reserve Account		(20,444)	-
		283,156	1,230,479

The accompanying notes form an integral part of the financial statements.

F-9

EMP SOLUTION SDN. BHD.

(Incorporated in Malaysia)

STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEARS ENDED 31 DECEMBER 2022

AND 31 DECEMBER 2023 (CONT’D)

Note to Statement of Cash Flows

Cash flows for leases as a lessee

	2023	2022
	USD	USD

Including in Operating Activities
Interest paid in relation to lease liability (Note 20)	12,288	8,007
Payment relating to short-term leases (Note 21)	612	251
Payment relating to variable lease payments (Note 21)	58,460	40,904

Including in Financing Activities
Payment of lease liabilities	184,373	104,008
Total cash outflows for leases	255,733	153,170

The accompanying notes form an integral part of the financial statements.

F-10

EMP SOLUTION SDN. BHD.

(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2022 AND 31 DECEMBER 2023

1.	Corporate Information

The Company is a private limited liability company, incorporated and domiciled in Malaysia.

With effect from 2 August 2023, the Company’s registered office has been relocated to No. 6-1, Lorong Batu Nilam, 21B, Bandar Bukit Tinggi 2, 41200 Klang, Selangor Darul Ehsan, Malaysia. Prior to the relocation, the registered office of the Company is located at Unit 20-5, Level 20, Q Sentral, 2A Jalan Stesen Sentral 2, Kuala Lumpur Sentral, 50470 Kuala Lumpur, Wilayah Persekutuan, Malaysia.

The principal place of business of the Company is located at No. 21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam, Selangor Darul Ehsan, Malaysia.

The principal activities of the Company are trading of beauty products, face masks, nitrile gloves and other related products and in the provision of beauty services.

The financial statements were authorised for issue by the Director in accordance with a resolution of the Director dated 31 May 2024.

2.	Basis of Preparation

(a)	Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The financial statements of the Company have been prepared under the historical cost convention, unless otherwise indicated in the material accounting policies below.

Adoption of new and amended standards

During the financial year, the Company has adopted the following new standards and amendments to standards issued by the International Accounting Standards Board (“IASB”) that are mandatory for current financial year:

IFRS 17	Insurance Contracts
Amendments to IFRS 17	Insurance Contracts
Amendments to IFRS 17	Initial Application of IFRS 17 and IFRS 9 - Comparative Information
Amendments to IAS 1	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 12	International Tax Reform - Pillar Two Model Rules

F-11

2.	Basis of Preparation (Cont’d)

(a)	Statement of compliance (Cont’d)

Adoption of new and amended standards (Cont’d)

The adoption of the amendments to standards did not have any significant impact on the financial statements of the Company except as disclosed below:

Amendments to IAS 1 Disclosure of Accounting Policies

The Company has adopted Amendments to IAS 1 Disclosure of Accounting Policies from 1 January 2023. The amendments require the disclosure of material accounting policy information rather than significant accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

Accordingly, the Company disclosed its material accounting policy information in these financial statements. However, the amendments did not result in any material changes to the accounting policies of the Company.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Company has adopted Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction from 1 January 2023. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences - e.g. leases and decommissioning liabilities. For leases and decommissioning liabilities, an entity is required to recognise the associated deferred tax assets and liabilities from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date.

The Company previously accounted for deferred tax on leases applying the “integrally linked” approach, resulting in a similar outcome to the amendments, except that the deferred tax asset or liability was recognised on a net basis. Following the amendments, the Company has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-of-use assets instead to recognise deferred tax asset or liability on leases on a net basis which previously permitted under paragraph 74 of IAS 12 Income Taxes. The key impact for the Company relates to disclosure of the deferred tax assets and liabilities recognised as disclosed Note 15.

F-12

2.	Basis of Preparation (Cont’d)

(a)	Statement of compliance (Cont’d)

Standards issued but not yet effective

The Company has not applied the following new standards and amendments to standards that have been issued by the IASB but are not yet effective for the Company:

Effective dates for financial periods beginning on or after

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	1 January 2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	1 January 2024
Amendments to IAS 21	Lack of Exchangeability	1 January 2025
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred until further notice

The Company intends to adopt the above new standards and amendments to standards, if applicable, when they become effective.

The initial application of the above-mentioned new standards and amendments to standards are not expected to have any significant impacts on the financial statements of the Company.

(b)	Functional and presentation currency

The financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The financial statements are presented in United States Dollar (“USD”) but the Company’s functional currency is Ringgit Malaysia (“RM”).

F-13

2.	Basis of Preparation (Cont’d)

(c)	Significant accounting judgements, estimates and assumptions

The preparation of the Company’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgements

There are no significant areas of judgement in applying accounting policies that have significant effect on the amount recognised in the financial statements.

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are set out below:

Depreciation and useful lives of property, plant and equipment and right-of-use (“ROU”) assets

The Company reviews the residual values, useful lives and depreciation methods at the end of each reporting period. Judgements are applied in the selection of the depreciation method, the useful lives and the residual values. The actual consumption of the economic benefits of the property, plant and equipment and ROU assets may differ from the estimates applied and therefore, future depreciation charges could be revised. The carrying amount of the Company’s property, plant and equipment and ROU assets are disclosed in Notes 4 and 5 respectively.

F-14

2.	Basis of Preparation (Cont’d)

(c)	Significant accounting judgements, estimates and assumptions (Cont’d)

Key sources of estimation uncertainty (Cont’d)

Deferred tax assets

Deferred tax assets are recognised for all unused tax losses, unutilised capital allowances and other deductible temporary differences to the extent that it is probable that taxable profit will be available against which the unused tax losses, unutilised capital allowances and other deductible temporary differences can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying amount of recognised and unrecognised deferred tax assets are disclosed in Note 15.

Inventories valuation

Inventories are measured at the lower of cost and net realisable value. The Company estimates the net realisable value of inventories based on an assessment of expected sales prices less estimated cost to sell. Demand levels and pricing competition could change from time to time. If such factors result in an adverse effect on the Company’s products, the Company might be required to reduce the value of its inventories. Details of inventories are disclosed in Note 6.

Provision for expected credit loss of financial assets at amortised cost

The Company uses a provision matrix to calculate expected credit loss for trade receivables. The provision rates are based on number of days past due.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust the historical credit loss experience. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit loss is a significant estimate. The Company’s historical credit loss experience and forecast of economic conditions may not be representative of customer’s actual default in the future. Information about the expected credit loss are disclosed in Note 7.

F-15

2.	Basis of Preparation (Cont’d)

(c)	Significant accounting judgements, estimates and assumptions (Cont’d)

Key sources of estimation uncertainty (Cont’d)

Discount rate used in leases

Where the interest rate implicit in the lease cannot be readily determined, the Company uses the incremental borrowing rate to measure the lease liabilities. The incremental borrowing rate is the interest rate that the Company would have to pay to borrow over a similar term, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Therefore, the incremental borrowing rate requires estimation, particularly when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the incremental borrowing rate using observable inputs when available and is required to make certain entity-specific estimates.

Income taxes

Judgement is involved in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business.

The Company recognises liabilities for tax based on estimates of whether additional taxes will be due. Where the final tax outcome of these tax matters is different from the amounts that were initially recognised, such differences will impact the income tax and/or deferred tax provisions in the period in which such determination is made. As at 31 December 2023, the Company has tax payable of USD91,732 (2022: USD270,159).

F-16

3.	Material Accounting Policies

The Company applies the material accounting policies set out below, consistently throughout all periods presented in the financial statements unless otherwise stated.

(a)	Foreign currency transactions and balances

Transactions in foreign currency are recorded in the functional currency of the Company using the exchange rates prevailing at the dates of the transactions. At each reporting date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the reporting date are included in profit or loss.

Exchange differences arising on the translation of non-monetary items carried at fair value are included in profit or loss for the reporting period except for the differences arising on the translation of non-monetary items in respect of which gains and losses are recognised in other comprehensive income. Exchange differences arising from such non-monetary items are also recognised in other comprehensive income.

(b)	Property, plant and equipment

(i)	Recognition and measurement

All items of property, plant and equipment are initially recorded at cost. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced component is derecognised. All other repair and maintenance are recognised in profit or loss during the financial year in which they are incurred.

Subsequent to initial recognition, property, plant and equipment are stated at cost less any accumulated depreciation and accumulated impairment losses.

Property, plant and equipment are derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognised in profit or loss.

F-17

3.	Material Accounting Policies (Cont’d)

(b)	Property, plant and equipment (Cont’d)

(ii)	Depreciation

Depreciation is recognised in the profit or loss on straight-line basis to write off the cost of each asset to its residual value over its estimated useful life. Freehold land is not depreciated.

Property, plant and equipment are depreciated based on the estimated useful lives of the assets as follows:

Freehold building	2%
Computer and software	25%
Electrical fittings	20%
Furniture and fittings	15%
Motor vehicles	20%
Office equipment	25%
Signboard	10%
Tools and equipment	20%
Renovation	20%

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the property, plant and equipment.

(c)	Leases

(i)	As lessee

The Company recognises a ROU asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payment made at or before the commencement date, plus any initial direct cost incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentive received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the ROU asset reflects that the Company will exercise a purchase option. In that case the ROU asset will be depreciated over the useful life of the underlying asset, which determined on the same basis as those of property, plant and equipment. In addition, the ROU assets is periodically reduced by impairment losses, if any, and adjusted for certain remeasurement of lease liability.

F-18

3.	Material Accounting Policies (Cont’d)

(c)	Leases (Cont’d)

(i)	As lessee (Cont’d)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability include fixed payments, any variable lease payments, amount expected to be payable under a residual value guarantee, and exercise price under an extension option that the Company is reasonably certain to exercise.

The lease liability is measured at amortised cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a revision of in-substance fixed lease payments, or if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. The Company will reassess whether it is reasonably certain to exercise the extension option if there is a significant change in circumstances within its control.

When the lease liability is remeasured as described in the above paragraph, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Company has elected not to recognise ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term. Low value assets are those assets valued at less than RM20,000 each when purchased new.

F-19

3.	Material Accounting Policies (Cont’d)

(c)	Leases (Cont’d)

(ii)	As lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. Leases in which the Company does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases.

If the lease arrangement contains lease and non-lease components, the Company applies IFRS 15 Revenue from Contracts with Customers to allocate the consideration in the contract based on the stand-alone selling price.

The Company recognises lease payments under operating leases as income on a straight-line basis over the lease term unless another systematic basis is more representative of the pattern in which benefit from the use of the underlying asset is diminished. The lease payment recognised is included as part of “Other income”. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

(d)	Financial assets

Recognition and initial measurement

Financial assets are recognised on the statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the financial instrument.

At initial recognition, the Company measures a financial asset at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issuance of the financial instruments. Transaction costs of financial assets carried at fair value through profit or loss (“FVTPL”) are expensed in profit or loss.

Financial asset categories and subsequent measurement

The Company determines the classification of financial assets at initial recognition and are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

F-20

3.	Material Accounting Policies (Cont’d)

(d)	Financial assets (Cont’d)

Financial asset categories and subsequent measurement (Cont’d)

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

The Company classifies its financial assets as follows:

(i)	Financial assets at amortised cost

The Company measures financial assets at amortised cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains or losses and impairment are recognised in profit or loss. Any gain and loss on derecognition is recognised in profit or loss.

The Company’s financial assets at amortised cost include trade and other receivables, fixed deposit with a licensed bank and cash and bank balances.

(i)	Financial assets at fair value through other comprehensive income (“FVTOCI”)

The Company has not designated any financial assets at FVTOCI.

(ii)	Financial assets at fair value through profit or loss

The Company has not designated any financial assets at FVTPL.

All financial assets, except for those measured at FVTPL and equity investments measured at FVTOCI, are subject to impairment assessment.

F-21

3.	Material Accounting Policies (Cont’d)

(d)	Financial assets (Cont’d)

Regular way purchase or sale of financial assets

Regular way purchase or sale are purchase or sale of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace concerned. All regular way purchase or sale of financial assets are recognised or derecognised on the trade date i.e., the date that the Company commits to purchase or sell the asset.

Derecognition

A financial asset or part of it is derecognised when, and only when the contractual rights to receive cash flows from the financial asset expire or transferred, or control of the asset is not retained or substantially all of the risks and rewards of ownership of the financial asset are transferred to another party. On derecognition of a financial asset, the difference between the carrying amount of the financial assets and the sum of consideration received (including any new asset obtained less any new liability assumed) is recognised in profit or loss.

(e)	Financial liabilities

Recognition and initial measurement

Financial liabilities are recognised in the statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the financial instrument.

At initial recognition, the Company measures a financial liability at its fair value less, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issuance of the financial instruments.

Financial liability categories and subsequent measurement

The Company classifies its financial liabilities as follows:

(i)	Financial liabilities at amortised cost

Financial liabilities not categorised as fair value through profit or loss are subsequently measured at amortised cost using the effective interest method.

Interest expense and foreign exchange gains and losses are recognised in the profit or loss. Any gains or losses on derecognition are also recognised in the profit or loss.

The Company’s financial liabilities designated at amortised cost comprise trade and other payables, amount due to a Director, lease liabilities and bank borrowings.

F-22

3.	Material Accounting Policies (Cont’d)

(e)	Financial liabilities (Cont’d)

Financial liability categories and subsequent measurement (Cont’d)

The Company classifies its financial liabilities as follows: (Cont’d)

(ii)	Financial liabilities at fair value through profit or loss

The Company has not designated any financial liabilities at FVTPL.

Derecognition

A financial liability or part of it is derecognised when, and only when, the obligation specified in the contract is discharged or cancelled or expired. On derecognition of a financial liability, the difference between the carrying amount of the financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

(f)	Offsetting of financial instruments

Financial asset and financial liability are offset and the net amount is reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

(g)	Inventories

Inventories are stated at lower of cost and net realisable value.

Cost of merchandise comprise cost of purchase and other costs incurred in bringing it to their present location and condition and determined on weighted average basis.

(h)	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, bank balances, demand deposits, bank overdrafts and short-term highly liquid investments that are readily convertible to known amount of cash and which are subject to an insignificant risk of changes in value. For the purpose of statement of cash flows, cash and cash equivalents are presented net of bank overdrafts and pledged deposits.

F-23

3.	Material Accounting Policies (Cont’d)

(i)	Impairment of assets

(i)	Non-financial assets

The carrying amounts of non-financial assets (except for inventories) are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.

An impairment loss is recognised if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised in profit or loss.

Impairment losses recognised in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised for asset in prior years. Such reversal is recognised in the profit or loss.

F-24

3.	Material Accounting Policies (Cont’d)

(i)	Impairment of assets (Cont’d)

(ii)	Financial assets

The Company recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVTPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (“a 12 months ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (“a lifetime ECL”).

For trade and other receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience and the economic environment.

(j)	Share capital

Ordinary shares are equity instruments. Ordinary shares are recorded at the proceeds received, net of directly attributable incremental transaction costs. Ordinary shares are classified as equity.

Dividend distribution to the Company’s shareholder is recognised as a liability in the period they are approved by the Board of Directors except for the final dividend which is subject to approval by the Company’s shareholder.

F-25

3.	Material Accounting Policies (Cont’d)

(k)	Employee benefits

(i)	Short-term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the reporting period in which the associated services are rendered by employees of the Company. Short-term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences. Short-term non-accumulating compensated absences such as sick and medical leave are recognised when the absences occur.

The expected cost of accumulating compensated absences is measured as additional amount expected to be paid as a result of the unused entitlement that has accumulated at the end of the reporting period.

(ii)	Defined contribution plans

As required by law, companies in Malaysia contribute to the state pension scheme, the Employee Provident Fund (“EPF”). Such contributions are recognised as an expense in the profit or loss as incurred. Once the contributions have been paid, the Company has no further payment obligations.

(l)	Revenue and other income

(i)	Revenue from contracts with customers

Revenue is recognised when the Company satisfied a performance obligation (“PO”) by transferring a promised good or services to the customer, which is when the customer obtains control of the good or service. A PO may be satisfied at a point in time or over time. The amount of revenue recognised is the amount allocated to the satisfied PO.

Sale of goods

Revenue is measured at the fair value of consideration received or receivable, net of returns and allowances, trade discount and volume rebates. Revenue from sale of goods is recognised when the transfer of significant risk and rewards of ownership of the goods to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

F-26

3.	Material Accounting Policies (Cont’d)

(l)	Revenue and other income (Cont’d)

(ii)	Rental income

Rental income is accounted for on a straight-line basis over the lease terms. The aggregate costs of incentives provided to lessees are recognised as a reduction of rental income over the lease term on a straight-line basis.

(iii)	Interest income

Interest income is recognised on accruals basis using the effective interest method.

(m)	Borrowing costs

All borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss in the period in which they are incurred. Borrowing costs consist of interest and other costs that the Company incurred in connection with the borrowing of funds.

(n)	Income taxes

Tax expense in profit or loss comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to items recognised directly in equity or other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the financial year, using tax rates enacted or substantively enacted by the end of the reporting period, and any adjustment to tax payable in respect of previous financial years.

Deferred tax is recognised using the liability method for all temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

F-27

3.	Material Accounting Policies (Cont’d)

(n)	Income taxes (Cont’d)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at the end of each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o)	Fair value measurement

Fair value of an asset or a liability is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement assumes that the transaction to sell the asset or transfer of the liability takes place either in the principal market or in the absence of a principal market, in the most advantageous market.

For non-financial asset, the fair value measurement takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair value is categorised into different levels in a fair value hierarchy based on the input used in the valuation technique as follows:

Level 1	:	quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2	:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	:	unobservable inputs for the asset or liability.

The Company recognises transfers between levels of the fair value hierarchy as of the date of the event or change in circumstances that caused the transfers.

F-28

4.	Property, Plant and Equipment

			Computer		Furniture
	Freehold	Freehold	and	Electrical	and	Motor	Office		Tools and
	land	building	software	fittings	fittings	vehicles	equipment	Signboard	equipment	Renovation	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD

2023
Cost
At 1 January 2023	180,390	420,910	45,254	31,769	91,768	315,777	42,134	2,296	3,904	246,467	1,380,669
Additions	-	-	37,050	-	28,410	105,377	86,431	-	-	82,666	339,934
Disposals	-	-	-	-	-	(82,822)	-	-	-	-	(82,822)
Written off	-	-	(22,100)	(17,973)	(27,665)	-	(21,156)	(657)	(3,753)	(151,959)	(245,263)
Translation differences	(7,860)	(18,340)	(2,050)	(1,289)	(4,003)	(13,878)	(2,178)	(97)	(151)	(10,374)	(60,220)
At 31 December 2023	172,530	402,570	58,154	12,507	88,510	324,454	105,231	1,542	-	166,800	1,332,298

Accumulated depreciation
At 1 January 2023	-	101,018	27,785	20,584	57,458	110,201	25,038	813	3,903	169,549	516,349
Charge for the financial year	-	8,094	7,433	2,515	11,973	59,067	21,041	155	-	17,168	127,446
Disposals	-	-	-	-	-	(58,862)	-	-	-	-	(58,862)
Written off	-	-	(22,098)	(17,972)	(27,663)	-	(21,154)	(657)	(3,753)	(151,959)	(245,256)
Translation differences	-	(4,444)	(1,134)	(816)	(2,421)	(4,803)	(1,089)	(32)	(150)	(6,677)	(21,566)
At 31 December 2023	-	104,668	11,986	4,311	39,347	105,603	23,836	279	-	28,081	318,111

Carrying amount
At 31 December 2023	172,530	297,902	46,168	8,196	49,163	218,851	81,395	1,263	-	138,719	1,014,187

F-29

4.	Property, Plant and Equipment (Cont’d)

			Computer		Furniture
	Freehold	Freehold	and	Electrical	and	Motor	Office		Tools and
	land	building	software	fittings	fittings	vehicles	equipment	Signboard	equipment	Renovation	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD

2022
Cost
At 1 January 2022	190,135	443,649	30,267	19,702	67,874	92,089	23,699	720	4,115	175,191	1,047,441
Additions	-	-	16,499	13,045	27,307	227,863	19,605	1,609	-	80,063	385,991
Translation differences	(9,745)	(22,739)	(1,512)	(978)	(3,413)	(4,175)	(1,170)	(33)	(211)	(8,787)	(52,763)
At 31 December 2022	180,390	420,910	45,254	31,769	91,768	315,777	42,134	2,296	3,904	246,467	1,380,669

Accumulated depreciation
At 1 January 2022	-	97,603	25,735	16,583	50,685	92,088	23,316	720	4,114	166,176	477,020
Charge for the financial year	-	8,398	3,361	4,840	9,348	22,779	2,909	130	-	11,862	63,627
Translation differences	-	(4,983)	(1,311)	(839)	(2,575)	(4,666)	(1,187)	(37)	(211)	(8,489)	(24,298)
At 31 December 2022	-	101,018	27,785	20,584	57,458	110,201	25,038	813	3,903	169,549	516,349

Carrying amount
At 31 December 2022	180,390	319,892	17,469	11,185	34,310	205,576	17,096	1,483	1	76,918	864,320

F-30

4.	Property, Plant and Equipment (Cont’d)

(a)	The carrying amount of property, plant and equipment of the Company pledged to a licensed bank as securities for credit facilities granted to the Company as disclosed in Note 14(a) are as follows:

	2023	2022
	USD	USD

Freehold land	172,530	180,390
Freehold building	297,902	319,892
	470,432	500,282

(b)	The carrying amount of property, plant and equipment of the Company held under lease arrangements are as follows:

	2023	2022
	USD	USD

Motor vehicles	156,004	205,071

The leased assets are pledged as securities for the related lease liabilities as disclosed in Note 13.

(c)	Included in property, plant and equipment of the Company are the following cost of fully depreciated assets which are still in use:

	2023	2022
	USD	USD

Computer and software	-	22,985
Electrical fittings	-	18,692
Furniture and fittings	-	28,773
Motor vehicles	29,216	87,369
Office equipment	-	22,002
Signboard	-	683
Tools and equipment	-	3,904
Renovation	-	158,045
	29,216	342,453

F-31

4.	Property, Plant and Equipment (Cont’d)

(d)	The aggregate additional costs for the property, plant and equipment of the Company during the financial year acquired under lease financing and cash payments are as follows:

	2023	2022
	USD	USD

Aggregate costs	339,934	385,991
Less: Lease financing	(24,180)	(173,367)
Cash payments	315,754	212,624

5.	Right-of-use Assets

	2023	2022
	USD	USD

Lease of buildings
Cost
At 1 January	253,975	84,147
Additions	179,292	173,725
Expiration of lease contracts	(105,069)	-
Translation differences	(11,457)	(3,897)
At 31 December	316,741	253,975

Accumulated depreciation
At 1 January	88,619	7,012
Charge for the financial year	130,734	81,771
Expiration of lease contracts	(105,069)	-
Translation differences	(3,996)	(164)
At 31 December	110,288	88,619

Carrying amount
At 31 December	206,453	165,356

F-32

5.	Right-of-use Assets (Cont’d)

The aggregate additional costs for the right-of-use assets of the Company during the financial year acquired under lease financing and cash payments are as follows:

	2023	2022
	USD	USD

Aggregate costs	179,292	173,725
Less: Lease financing	(179,292)	(173,725)
Cash payments	-	-

6.	Inventories

	2023	2022
	USD	USD

At cost
Merchandise	45,540	249,463

Recognised in profit or loss
Inventories recognised as cost of sales	1,878,594	7,412,967

7.	Trade Receivables

	2023	2022
	USD	USD

Trade receivables
- Related party	10,358	10,829
- Third parties	626,319	486,781
	636,677	497,610
Less: Accumulated impairment losses	(39,835)	(4,630)
	596,842	492,980

Related party represents a company in which the Director of the Company has substantial financial interest.

F-33

7.	Trade Receivables (Cont’d)

Trade receivables are non-interest bearing and are generally on 14 to 30 days (2022: 14 to 30 days) terms. They are recognised at their original invoice amounts which represent their fair values on initial recognition.

Movements in the allowance for impairment losses on trade receivables are as follows:

	Lifetime	Credit	Loss
	allowance	impaired	allowance
	USD	USD	USD

2023
At 1 January 2023	4,630	-	4,630
Impairment losses recognised	3,836	31,758	35,594
Translation differences	(221)	(168)	(389)
At 31 December 2023	8,245	31,590	39,835

2022
At 1 January 2022	3,430	-	3,430
Impairment losses recognised	1,372	-	1,372
Translation differences	(172)	-	(172)
At 31 December 2022	4,630	-	4,630

The loss allowance account in respect of trade receivables is used to record loss allowances. Unless the Company is satisfied that recovery of the amount is possible, the amount considered irrecoverable is written off against the receivable directly.

F-34

7.	Trade Receivables (Cont’d)

The ageing analysis of trade receivables at the end of the reporting period are as follows:

	Gross	Loss	Net
	amount	allowance	amount
	USD	USD	USD

2023
Not past due	413,768	(1,891)	411,877
Past due
Less than 30 days	72,660	(485)	72,175
31 to 60 days	15,180	(248)	14,932
61 to 90 days	16,963	(397)	16,566
More than 90 days	86,516	(5,224)	81,292
	191,319	(6,354)	184,965
Credit impaired
Individually impaired	31,590	(31,590)	-
	636,677	(39,835)	596,842
2022
Not past due	277,613	(1,009)	276,604
Past due
Less than 30 days	54,899	(294)	54,605
31 to 60 days	34,305	(487)	33,818
61 to 90 days	7,281	(133)	7,148
More than 90 days	123,512	(2,707)	120,805
	219,997	(3,621)	216,376
	497,610	(4,630)	492,980

Trade receivables that are not past due nor individually impaired are creditworthy debtors with good payment records with the Company.

As at 31 December 2023, gross trade receivables of USD191,319 (2022: USD219,997) were past due but not individually impaired. These relate to a number of independent customers from whom there is no recent history of default.

The trade receivables of the Company that are individually assessed to be impaired amounting to USD31,590 (2022: Nil). These relate to a number of independent customers that are in financial difficulties and have defaulted on payments.

F-35

8.	Other Receivables

	2023	2022
	USD	USD

Other receivables
- Related parties	904,272	607,456
- Third parties	175,878	202,010
	1,080,150	809,466
Deposits	63,278	39,236
Prepayments	473,427	4,990
	1,616,855	853,692

Related parties represent companies in which the Director of the Company has substantial financial interest. The amount due from related parties are unsecured, non-interest bearing and repayable on demand.

9.	Fixed Deposit with a Licensed Bank

The maturity of the fixed deposit of the Company is 90 days (2022: 30 days) and the interest rate per annum is 2.75% (2022: 3.60%).

10.	Cash and Bank Balances

Included in cash and bank balances of the Company are monies held in Debt Service Reserve Account amounting to USD20,444 (2022: Nil), which are placed as collateral for banking facilities granted to the Company as disclosed in Note 14(b).

11.	Share Capital

	Number of shares		Amount
	2023	2022	2023	2022
	Units	Units	USD	USD

Issued and fully paid ordinary shares
At 1 January	400,000	400,000	99,577	99,577
Issuance of shares through bonus issue	1,100,000	-	238,379	-
At 31 December	1,500,000	400,000	337,956	99,577

F-36

11.	Share Capital (Cont’d)

During the financial year, the Company increased its issued and paid-up share capital from 400,000 to 1,500,000 by way of issuance of 1,100,000 new ordinary shares pursuant to bonus issue exercise. The bonus shares were issued as fully paid shares by way of capitalising USD238,379 of the Company’s retained earnings.

The new ordinary shares issued during the financial year rank pari passu in all respect with the existing ordinary shares of the Company.

The holder of ordinary shares is entitled to receive dividends as declared from time to time, and is entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

12.	Foreign Currency Translation Reserve

The foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of the Company as its functional currency is different from the presentation currency.

13.	Lease Liabilities

	2023	2022
	USD	USD

At 1 January	331,744	92,837
Additions	203,472	347,092
Accretion of interest	12,288	8,007
Payments	(196,661)	(112,015)
Translation difference	(14,555)	(4,177)
At 31 December	336,288	331,744

Presented as:
Non-current	165,703	191,146
Current	170,585	140,598
	336,288	331,744

F-37

13.	Lease Liabilities (Cont’d)

The maturity analysis of lease liabilities of the Company at the end of the reporting period are as follows:

	2023	2022
	USD	USD

Minimum lease payments
Within one year	181,977	151,999
Later than one year but not later than two years	109,287	95,513
Later than two years but not later than five years	64,372	108,462
	355,636	355,974
Less: Future finance charges	(19,348)	(24,230)
Present value of lease liabilities	336,288	331,744

The Company leases various motor vehicles and buildings. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

The weighted average incremental borrowing rate applied to lease liabilities of the Company at the reporting date is 4.43% (2022: 4.06%).

14.	Bank Borrowings

	2023	2022
	USD	USD

Secured
Bank overdraft	2	-
Term loans	1,201,356	490,184
	1,201,358	490,184
Non-Current
Secured
Term loans	1,099,773	473,149

Current
Secured
Bank overdraft	2	-
Term loans	101,583	17,035
	101,585	17,035
	1,201,358	490,184

F-38

14.	Bank Borrowings (Cont’d)

The bank borrowings of the Company are secured by the followings:

(a)	legal charge over freehold land and building as disclosed in Note 4(a);

(b)	Debt Service Reserve Account as disclosed in Note 10;

(c)	jointly and severally guaranteed by the Director of the Company; and

(d)	guaranteed by the Credit Guarantee Corporation Scheme.

Maturity of the bank borrowings of the Company are as follows:

	2023	2022
	USD	USD

Within one year	101,585	17,035
Between one and two years	109,298	17,401
Between two and five years	386,951	57,141
After five years	603,524	398,607
	1,201,358	490,184

The weighted average interest rates per annum of the bank borrowings of the Company at the reporting date are as follows:

	2023	2022
	%	%

Bank overdraft	8.20	-
Term loans	6.96	4.24

15.	Deferred Tax Liabilities

	2023	2022
	USD	USD

At 1 January	7,202	-
Recognised in profit or loss (Note 22)	6,331	7,185
Translation differences	(348)	17
At 31 December	13,185	7,202

F-39

15.	Deferred Tax Liabilities (Cont’d)

The components and movements of the deferred tax liabilities and asset of the Company are as follows:

Deferred tax liabilities

	Accelerated
	capital	Right-of-use
	allowances	assets	Total
	USD	USD	USD

At 1 January 2023	7,748	39,685	47,433
Recognised in profit or loss	2,698	11,654	14,352
Under provision in prior year	3,730	-	3,730
Translation differences	(373)	(1,790)	(2,163)
At 31 December 2023 (before offsetting)	13,803	49,549	63,352
Offsetting			(50,167)
At 31 December 2023 (after offsetting)			13,185

At 1 January 2022	50	18,512	18,562
Recognised in profit or loss	7,683	22,069	29,752
Translation differences	15	(896)	(881)
At 31 December 2022 (before offsetting)	7,748	39,685	47,433
Offsetting			(40,231)
At 31 December 2022 (after offsetting)			7,202

F-40

15.	Deferred Tax Liabilities (Cont’d)

The components and movements of the deferred tax liabilities and asset of the Company are as follows: (Cont’d)

Deferred tax asset

Lease
liabilities
USD

At 1 January 2023	(40,231)
Recognised in profit or loss	(11,751)
Translation differences	1,815
At 31 December 2023 (before offsetting)	(50,167)
Offsetting	50,167
At 31 December 2023 (after offsetting)	-

At 1 January 2022	(18,562)
Recognised in profit or loss	(22,567)
Translation differences	898
At 31 December 2022 (before offsetting)	(40,231)
Offsetting	40,231
At 31 December 2022 (after offsetting)	-

16.	Trade Payables

	2023	2022
	USD	USD

Trade payables
- Related party	986,476	931,815
- Third parties	5,141	175,311
	991,617	1,107,126

Related party represents a company in which the Director of the Company has substantial financial interest.

The normal trade credit terms granted to the Company range from 30 to 60 days (2022: 30 to 60 days) depending on the terms of the contracts.

F-41

17.	Other Payables

	2023	2022
	USD	USD

Other payables	150,817	120,426
Accruals	122,688	113,534
Deposit received	871	-
Dividend payable	130,719	-
	405,095	233,960

18.	Amount Due to a Director

This represents unsecured, non-interest bearing advances and repayable on demand.

19.	Revenue

	2023	2022
	USD	USD

Revenue from contracts with customers
Sale of goods	3,696,723	10,821,579

Timing of revenue recognition
At a point in time	3,696,723	10,821,579

20.	Finance Costs

	2023	2022
	USD	USD

Interest expenses on:
Bank overdraft	-	1,181
Lease liabilities	12,288	8,007
Term loans	54,881	19,570
	67,169	28,758

F-42

21.	(Loss)/Profit before Tax

(Loss)/Profit before tax is arrived at after charging/(crediting):

	2023	2022
	USD	USD

Auditors’ remuneration	10,951	4,515
Bad debts written off	-	30,818
Deposits written off	-	18,471
Depreciation of property, plant and equipment	127,446	63,627
Depreciation of right-of-use assets	130,734	81,771
Expenses related to variable lease payments	58,460	40,904
Impairment losses on trade receivables	35,594	1,372
Lease expenses relating to short-term leases	612	251
Loss/(Gain) on foreign exchange
- Realised	942	1,308
- Unrealised	(855)	(654)
Property, plant and equipment written off	7	-
Gain on disposal of property, plant and equipment	(13,273)	-
Rental income	(1,270)	-
Interest income	(8,887)	(2,680)
Waiver of late payment interest	(8,619)	-
Waiver of debts from payables	(5,513)	-

F-43

22.	Taxation

	2023	2022
	USD	USD

Tax expenses recognised in profit or loss Malaysian income tax
Current tax provision	20,873	451,540
Over provision in prior year	-	(8,177)
	20,873	443,363

Deferred tax (Note 15)
Relating to origination and reversal of temporary differences	2,601	7,185
Under provision in prior year	3,730	-
	6,331	7,185
	27,204	450,548

Malaysian income tax is calculated at the statutory rate of 15% on the first RM150,000 chargeable income, 17% on the chargeable income from RM150,001 to RM600,000 and 24% on the balance of chargeable income (2022: 17% on the first RM600,000 chargeable income and 24% on the balance of chargeable income) of the estimated assessable profits for the financial year.

A reconciliation of income tax expenses applicable to the profit before tax at the statutory income tax rate to income tax expenses at the effective income tax rate of the Company are as follows:

	2023	2022
	USD	USD

(Loss)/Profit before tax	(290,786)	1,620,193

At Malaysian statutory tax rate of 24% (2022:24%)	(69,789)	388,846
Effect of income subject to tax rate of 15% and 17% (2022: 17%)	(9,522)	(9,544)
Income not subject to tax	(6,189)	(484)
Expenses not deductible for tax purposes	108,974	79,907
Over provision of income tax in prior year	-	(8,177)
Under provision of deferred tax in prior year	3,730	-
Tax expenses for the financial year	27,204	450,548

F-44

23.	Dividends

	2023		2022
	USD		USD

Dividends recognised as distribution to ordinary shareholder of the Company

A single-tier interim dividend of RM5.95 per ordinary share in respect of the financial year ended 31 December 2022	-		542,141	#

A single-tier interim dividend of RM3.50 per ordinary share in respect of the financial year ended 31 December 2023	305,011	#	-
	305,011		542,141

#	Dividend payment by way of contra with amount due to a Director.

The Director does not recommend the payment of any final dividend in respect of the current financial year.

24.	(Loss)/Earnings per Share

(a)	Basic (loss)/earnings per share

The basic (loss)/earnings per share are calculated based on the (loss)/profit for the financial year attributable to the owner of the parent and the weighted average number of ordinary shares in issue during the financial year as follows:

	2023	2022

(Loss)/Profit attributable to the owners of the parent (USD)	(317,990)	1,169,645

Weighted average number of ordinary shares in issue
- Ordinary shares in issue as at 1 January	400,000	400,000
- Issuance of ordinary shares	1,100,000	1,100,000	#
Weighted average number of ordinary shares in issue as at 31 December	1,500,000	1,500,000

Basic (loss)/earnings per ordinary share (USD)	(0.21)	0.78

F-45

24.	(Loss)/Earnings per Share (Cont’d)

(a)	Basic (loss)/earnings per share (Cont’d)

(#)	The weighted average number of ordinary shares issued as at 31 December 2022 has been restated to reflect the retrospective adjustment arising from bonus issue which was completed during the financial year ended 31 December 2023 as disclosed in Note 11.

(b)	Diluted (loss)/earnings per share

The Company has no dilution in its (loss)/earnings per ordinary share as there are no dilutive potential ordinary shares. There have been no other transactions involving ordinary shares or potential ordinary shares since the end of the reporting period and before the authorisation of these financial statements.

25.	Staff Costs

	2023	2022
	USD	USD

Fees	3,285	10,908
Salaries, wages and other emoluments	522,054	382,758
Defined contribution plans	59,541	43,363
Social security contributions	5,523	3,109
Other benefits	99,214	157,644
	689,617	597,782

Included in the staff costs above is aggregate amount of remuneration received/receivable by the Executive Director of the Company during the financial year as below:

	2023	2022
	USD	USD

Fees	3,285	10,908
Salaries and other emoluments	78,847	-
	82,132	10,908

F-46

26.	Reconciliation of Liabilities Arising from Financing Activities

The table below shows the details changes in the liabilities of the Company arising from financing activities, including both cash and non-cash changes.

				New lease
		At	Financing	[Note 4(d)	Other	At 31
		1 January	cash flows (i)	and Note 5]	changes (ii)	December
	Note	USD	USD	USD	USD	USD

2023
Lease liabilities	13	331,744	(184,373)	203,472	(14,555)	336,288
Term loans	14	490,184	736,415	-	(25,243)	1,201,356
Amount due to a Director	18	1,544	(172,770)	-	174,216	2,990
		823,472	379,272	203,472	134,418	1,540,634

2022
Lease liabilities	13	92,837	(104,008)	347,092	(4,177)	331,744
Term loans	14	534,475	(15,352)	-	(28,939)	490,184
Amount due to a Director	18	(131,282)	(540,600)	-	673,426	1,544
		496,030	(659,960)	347,092	640,310	823,472

(i)	The financing cash flows include the net amount of proceeds from/repayment of term loans, payment of lease liabilities and net amount of advances from/repayment to a Director in the statement of cash flows.

(ii)	The other changes include translation differences and payment of dividend by way of capitalisation of amount due to a Director.

F-47

27.	Related Party Disclosures

(a)	Identifying related parties

For the purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control or joint control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control. Related parties may be individuals or other entities.

Related parties also include key management personnel defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Company either directly or indirectly. The key management personnel comprise the Director of the Company, having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly.

(b)	Significant related party transactions

Related party transactions have been entered into the normal course of business under negotiated terms. In addition to the related party balances disclosed elsewhere in the financial statements, the Company has the following transactions with related parties during the financial year:

		2023	2022
	Note	USD	USD

Transactions with related parties
Purchases
- Jinggan Anggun Sdn. Bhd.	(i)	1,605,658	6,727,980
- Mosfac Sdn. Bhd.	(ii)	51,411	266,106

Sales
- Mosfac Sdn. Bhd.	(ii)	-	61,687

The nature of relationship between the Company and the related parties are as follows:

(i)	A company in which close family members of the Director of the Company has financial interests; and
(ii)	Companies in which the Director of the Company are also the Director who has substantial financial interests.

F-48

27.	Related Party Disclosures (Cont’d)

(c)	Compensation of key management personnel

Remuneration of key management personal are as follows:

	2023	2022
	USD	USD

Fees	3,285	10,908
Salaries and other emoluments	78,847	-
	82,132	10,908

The Company has no other members of key management personnel apart from the Director.

28.	Financial Instruments

(a)	Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The principal accounting policies in Note 3 describe how the classes of financial instruments are measured, and how income and expense, including fair value gains and losses, are recognised.

The following table analyses the financial assets and financial liabilities in the statement of financial position by the class of financial instruments to which they are assigned, and therefore by the measurement basis:

	Financial	Financial
	assets at	liabilities at
	amortised	amortised
	cost	cost	Total
	USD	USD	USD

2023
Financial assets
Trade receivables	596,842	-	596,842
Other receivables *	1,143,428	-	1,143,428
Fixed deposit with a licensed bank	218	-	218
Cash and bank balances	303,384	-	303,384
	2,043,872	-	2,043,872

F-49

28.	Financial Instruments (Cont’d)

(a)	Classification of financial instruments (Cont’d)

The following table analyses the financial assets and financial liabilities in the statements of financial position by the class of financial instruments to which they are assigned, and therefore by the measurement basis: (Cont’d)

	Financial	Financial
	assets at	liabilities at
	amortised	amortised
	cost	cost	Total
	USD	USD	USD

2023
Financial liabilities
Trade payables	-	991,617	991,617
Other payables	-	405,095	405,095
Amount due to a Director	-	2,990	2,990
Lease liabilities	-	336,288	336,288
Bank borrowings	-	1,201,358	1,201,358
	-	2,937,348	2,937,348

2022
Financial assets
Trade receivables	492,980	-	492,980
Other receivables *	848,702	-	848,702
Fixed deposit with a licensed bank	230,752	-	230,752
Cash and bank balances	999,727	-	999,727
	2,572,161	-	2,572,161

Financial liabilities
Trade payables	-	1,107,126	1,107,126
Other payables	-	233,960	233,960
Amount due to a Director	-	1,544	1,544
Lease liabilities	-	331,744	331,744
Bank borrowings	-	490,184	490,184
	-	2,164,558	2,164,558

*	Exclude prepayments

F-50

28.	Financial Instruments (Cont’d)

(b)	Financial risk management objectives and policies

The Company’s financial risk management policy is to ensure that adequate financial resources are available for the development of the Company’s operations whilst managing its credit, liquidity, foreign currency and interest rate risks. The Company operates within clearly defined guidelines that are approved by the Board and the Company’s policy is not to engage in speculative transactions.

The following sections provide details regarding the Company’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

(i)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk arises principally from trade and other receivables and deposits with banks. There are no significant changes as compared to prior year.

The Company has adopted a policy of only dealing with creditworthy counterparties. Management has a credit policy in place to control credit risk by dealing with creditworthy counterparties and deposits with banks with good credit rating. The exposure to credit risk is monitored on an ongoing basis and action will be taken for long outstanding debts.

At each reporting date, the Company assesses whether any of the receivables are credit impaired.

The gross carrying amounts of credit impaired receivables are written off (either partial or full) when there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. Nevertheless, receivables that are written off could still be subject to enforcement activities.

The carrying amounts of the financial assets recorded on the statement of financial position at the end of the reporting period represents the Company’s maximum exposure to credit risk.

The Company’s credit exposures are concentrated mainly on 1 (2022: 1) debtor, which accounted for 60% (2022: 44%) of total trade receivables at the end of the reporting period.

F-51

28.	Financial Instruments (Cont’d)

(b)	Financial risk management objectives and policies (Cont’d)

(ii)	Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.

The Company’s funding requirements and liquidity risk are managed with the objective of meeting business obligations on a timely basis. The Company finances its liquidity through internally generated cash flows and minimises liquidity risk by keeping committed credit lines available.

The following table analyses the remaining contractual maturity for financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

	On demand				Total	Total
	or within 1	1 to 2	2 to 5	After 5	contractual	carrying
	year	years	years	years	cash flows	amount
	USD	USD	USD	USD	USD	USD

2023
Non-derivative financial liabilities
Trade payables	991,617	-	-	-	991,617	991,617
Other payables	405,095	-	-	-	405,095	405,095
Amount due to a Director	2,990	-	-	-	2,990	2,990
Lease liabilities	181,977	109,287	64,372	-	355,636	336,288
Bank borrowings	183,392	183,390	550,171	1,686,287	2,603,240	1,201,358
	1,765,071	292,677	614,543	1,686,287	4,358,578	2,937,348

F-52

28.	Financial Instruments (Cont’d)

(b)	Financial risk management objectives and policies (Cont’d)

(ii)	Liquidity risk (Cont’d)

The following table analyses the remaining contractual maturity for financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. (Cont’d)

	On demand				Total	Total
	or within 1	1 to 2	2 to 5	After 5	contractual	carrying
	year	years	years	years	cash flows	amount
	USD	USD	USD	USD	USD	USD

2022
Non-derivative financial liabilities
Trade payables	1,107,126	-	-	-	1,107,126	1,107,126
Other payables	233,960	-	-	-	233,960	233,960
Amount due to a Director	1,544	-	-	-	1,544	1,544
Lease liabilities	151,999	95,513	108,462	-	355,974	331,744
Bank borrowings	38,222	38,288	114,864	1,522,820	1,714,194	490,184
	1,532,851	133,801	223,326	1,522,820	3,412,798	2,164,558

F-53

28.	Financial Instruments (Cont’d)

(b)	Financial risk management objectives and policies (Cont’d)

(iii)	Market risks

(a)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to foreign currency risk on transactions that are denominated in currencies other than the functional currency of the Company. The foreign currency in which these transactions are denominated are in United States Dollar (“USD”), Euro (“EUR”) and Singapore Dollar (“SGD”).

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Denominated in
	USD	EUR	SGD	Total
	USD	USD	USD	USD

2023
Monetary assets
Trade receivables	2,898	-	-	2,898
Other receivables	494	-	-	494
Cash and bank balances	134	-	-	134
Trade payables	(3,257)	-	-	(3,257)
Other payables	(1,012)	(6,775)	(3,506)	(11,293)
	(743)	(6,775)	(3,506)	(11,024)

2022
Monetary assets
Trade receivables	3,139	-	-	3,139
Cash and bank balances	15,454	-	-	15,454
Trade payables	(3,405)	-	-	(3,405)
	15,188	-	-	15,188

F-54

28.	Financial Instruments (Cont’d)

(b)	Financial risk management objectives and policies (Cont’d)

(iii)	Market risks (Cont’d)

(a)	Foreign currency risk (Cont’d)

Foreign currency risk sensitivity

The following table demonstrates the sensitivity of the Company’s profit before tax to a reasonably possible change in the exchange rates against USD with all other variables held constant.

	Effects on (loss)/
	profit before tax
	2023	2022
	USD	USD

Change in currency rate
USD
- Strengthened by 10% (2022: 10%)	(74)	1,519
- Weakened by 10% (2022: 10%)	74	(1,519)

EUR
- Strengthened by 10% (2022: 10%)	(678)	-
- Weakened by 10% (2022: 10%)	678	-

SGD
- Strengthened by 10% (2022: 10%)	(351)	-
- Weakened by 10% (2022: 10%)	351	-

(b)	Interest rate risk

The Company’s fixed rate deposit with a licensed bank and borrowings are exposed to a risk of change in their fair value due to changes in interest rates.

The Company’s variable rate borrowing are exposed to a risk of change in cash flows due to changes in interest rates.

The Company manages its interest rate risk exposure from interest bearing borrowings by obtaining financing with the most favourable interest rates in the market. The Company constantly monitors its interest rate risk by reviewing its debts portfolio to ensure favourable rates are obtained.

F-55

28.	Financial Instruments (Cont’d)

(b)	Financial risk management objectives and policies (Cont’d)

(iii)	Market risks (Cont’d)

(b)	Interest rate risk (Cont’d)

The interest rate profile of the Company’s significant interest-bearing financial instruments, based on carrying amounts at the end of the reporting period was:

	2022	2021
	USD	USD

Fixed rate instruments:
Financial asset
Fixed deposit with a licensed bank	218	230,752

Financial liability
Lease liabilities	336,288	331,744

Floating rate instruments:
Financial liabilities
Bank overdraft	2	-
Term loans	1,201,356	490,184
	1,201,358	490,184

Interest rate risk sensitivity analysis

Cash flow sensitivity analysis for floating rate instruments

A change in 1% interest rate at the end of the reporting period would have increased/(decreased) the Company’s loss before tax by USD12,014 (2022: (decreased)/increased the Company’s profit before tax by USD4,902) respectively, arising mainly as a result of higher/lower interest expense on floating rate loans and borrowings. This analysis assumes that all other variables remain constant. The assumed movement in basis points for interest rate sensitivity analysis is based on the currently observable market environment.

F-56

28.	Financial Instruments (Cont’d)

(c)	Fair value of financial instruments

The carrying amounts of short-term receivables and payables, cash and cash equivalents and short-term borrowings approximate their fair value due to the relatively short-term nature of these financial instruments and insignificant impact of discounting.

The carrying amount of long-term floating rate borrowings approximate their fair value as the borrowings will be re-priced to market interest rate on or near reporting date.

As the financial assets and financial liabilities of the Company are not carried at fair value by any valuation method, therefore the fair value hierarchy analysis is not presented.

29.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholder and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholder, return capital to shareholder, issue new shares or sell assets to reduce debt.

The Company monitors capital using a gearing ratio, which is net debt divided by total equity. The Company includes within net debt, lease liabilities and term loans less cash and cash equivalents. The Company’s policy is to maintain a prudent level of gearing ratio that complies with debt covenants.

F-57

29.	Capital Management (Cont’d)

The gearing ratios at the end of the reporting period are as follows:

	2023	2022
	USD	USD

Lease liabilities	336,288	331,744
Term loans	1,201,356	490,184
	1,537,644	821,928
Less: Cash and cash equivalents	(283,156)	(1,230,479)
Net debt/(Excess fund)	1,254,488	(408,551)

Total equity	741,214	1,414,371

Gearing ratio (times)	1.69	*

* The gearing ratio of the Company is not applicable as its cash and cash equivalents is sufficient to cover the entire obligation.

There was no change in the Company’s approach to capital management during the financial year.

30.	Comparative Information

The following reclassification were made to the financial statements of prior year to be consistent with current year presentation.

Statement of Cash Flows

	As previously		As
	reported	Reclassification	restated
	USD	USD	USD

Operating Activities
Changes in working capital:
Amount due from/(to) a Director	(416,344)	416,344	-

Investing Activities
Net changes in amount due from a Director	-	124,256	124,256

Financing Activities
Net changes in amount due to a Director	-	(540,600)	(540,600)

F-58

Until [●], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[●] Ordinary Shares

EMPRO GROUP INC.

PROSPECTUS

[●], 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, willful default or dishonesty.

Our articles of association provide that, to the extent permitted by law, we will indemnify every director, secretary, or other officer for the time being and from time to time of our Company (but not including our auditors) and the personal representatives of the same and from: (a) all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such person, other than by reason of such person’s own dishonesty; and (b) without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by such person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court, whether in the Cayman Islands or elsewhere.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit [●] to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On November 22, 2023, Empro Group issued an aggregate of one Ordinary Share to its founding shareholder for aggregate consideration of $0.0001.

On [●], 2024, Empro Group acquired 100% of the equity interests in EMP Solution from its shareholders by issuing to the shareholders of EMP Solution an aggregate of [●] Ordinary Shares.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or the Notes thereto.

II-1

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Selangor, Malaysia, on August [●], 2024.

EMPRO GROUP INC.

By:
Name:	Yeoh Chee Wei
Title:	Director

Power of Attorney

Each person whose signature appears below constitutes and appoints each of Yeoh Chee Wei and [●] as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of securities of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such securities, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board of Directors	August [●], 2024
Yeoh Chee Wei	(Principal Executive Officer)

[●]

II-3

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of __________, has signed this registration statement or amendment thereto in New York, NY on August [●], 2024.

[●]
Authorized U.S. Representative

By:
Name:	[●]
Title:	[●] on behalf of [●]

II-4

EXHIBIT INDEX

Description
1.1**	Form of Underwriting Agreement

3.1*	Memorandum of Association

3.2*	Articles of Association

4.1**	Specimen Certificate for Ordinary Shares

5.1**	Opinion of Ogier (Cayman) LLP regarding the validity of the Ordinary Shares being registered

10.1*	Exclusive Sole Distribution Agreement dated May 14, 2021 between EMP Solution Sdn Bhd and Jingga Anggun Sdn. Bhd.

10.2*	Letter of Undertaking to Supply Products dated December 12, 2020 between EMP solution Sdn Bhd and Mosfac Sdn Bhd.

10.3**	Agreement for Supply of Goods effective July 1, 2023 between EMP Solution Sdn Bhd and Hong Kong Sa Sa (M) Sdn Bhd.

10.4**	Trading Terms Agreement dated January 2020 between EMP Solution Sdn Bhd and Watsons Personal Care Stores Sdn Bhd.

10.5**	Trading Terms Agreement dated September 2023 between EMP Solution Sdn Bhd and Watsons Personal Care Stores Sdn Bhd.

10.6**	WTCMY Exclusivity Agreement dated January 2024 between EMP Solution Sdn Bhd and Watsons Personal Care Stores Sdn Bhd.

10.7**	Form of Indemnification Agreement with the registrant’s directors and officers.

21.1*	Subsidiaries

23.1**	Consent of UHY

23.2**	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)

24.1**	Powers of Attorney (included on signature page)

99.1**	Code of Business Conduct and Ethics of the Registrant

99.2**	Audit Committee Charter

99.3**	Compensation Committee Charter

107**	Filing Fee Table

*	Filed herewith
**	To be filed by amendment

II-5